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Exhibit 99.1

Revised Annual Information Form
for the year ended December 31, 2017

Dated as of March 23, 2018

AGNICO EAGLE MINES LIMITED

ANNUAL INFORMATION FORM

i

INTRODUCTORY NOTES

Currency and Exchange Rates

Currencies:    Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Information Form ("AIF") are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. Certain information in this AIF is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€").

Exchange Rates:    The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the daily average exchange rate for 2017 and 2018 and the noon buying rate for 2015, 2014 and 2013, in each case as reported by the Bank of Canada (the "US Exchange Rate"). On March 16, 2018, the US Exchange Rate was US$1.00 equals C$1.3088.

	Year Ended December 31,

	2017	2016	2015	2014	2013

High	1.3743	1.4589	1.3990	1.1643	1.0697

Low	1.2128	1.2544	1.1728	1.0614	0.9839

End of Period	1.2545	1.3427	1.3840	1.1601	1.0636

Average	1.2986	1.3248	1.2787	1.1045	1.0299

	2018			2017

	March (to March 16)	February	January	December	November	October	September

High	1.3088	1.2809	1.2535	1.2886	1.2888	1.2893	1.2480

Low	1.2830	1.2288	1.2293	1.2545	1.2683	1.2472	1.2128

End of Period	1.3088	1.2809	1.2293	1.2545	1.2888	1.2893	1.2480

Average	1.2928	1.2586	1.2427	1.2771	1.2769	1.2605	1.2283

On December 29, 2017 and March 16, 2018, US$1.00 equaled €0.8338 and €0.8129, respectively, as reported by the European Central Bank.

Forward-Looking Statements

Forward-Looking Statements:    Certain statements in this AIF, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this AIF include, but are not limited to, the following:

  •
  the Company's outlook for 2018 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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  estimates of future mineral production and sales;

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  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

  •
  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

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  statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

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  estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

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  estimates of mine life;

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  anticipated timing of events at the Company's mines, mine development projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

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  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

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  other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this AIF are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this AIF as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this AIF; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this AIF reflect the Company's views as at the date of this AIF and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This AIF contains information regarding estimated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

Meaning of "including" and "such as":    When used in this AIF, the terms "including" and "such as" mean including and such as, without limitation.

Presentation of Financial Information

International Financial Reporting Standards:    The Company reports its financial results using International Financial Reporting Standards ("IFRS"). The Company adopted IFRS as its basis of accounting, replacing United States generally accepted accounting principles ("US GAAP") effective July 1, 2014. As a result, Agnico Eagle's consolidated financial statements for 2015, 2016 and 2017 are reported in accordance with IFRS, with comparative information for prior periods restated under IFRS and a transition date of January 1, 2013. The Company's transition to IFRS reporting had no significant impact on the design or effectiveness of the Company's internal controls over financial reporting. The Company adopted IFRS as its basis of accounting to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under IFRS.

Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

The mineral reserve and mineral resource data presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This AIF uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This AIF uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Note to Investors Concerning Certain Measures of Performance

This AIF discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne" that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements (as defined below) prepared in accordance with IFRS, and for an explanation of how management uses these measures, please see the Company's management discussion and analysis for the period ended December 31, 2017 (the "Annual MD&A").

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Unless otherwise specified, all references to total cash costs per ounce in this AIF are to total cash costs per ounce reported on a by-product basis.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future. Unless otherwise specified, all references to all-in sustaining costs per ounce in this AIF are to all-in sustaining costs per ounce reported on a by-product basis.

Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. This AIF also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

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SELECTED FINANCIAL DATA

The following selected financial data for each of the years in the five-year period ended December 31, 2017 are derived from the consolidated financial statements of Agnico Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Agnico Eagle's annual audited consolidated financial statements as of and for the period ended December 31, 2017, including the notes thereto (the "Annual Financial Statements") and the Annual MD&A.

	Year Ended December 31,

	2017	2016	2015	2014(1)	2013

	(in thousands of U.S. dollars, other than share and per share information)
Income Statement Data
Revenues from mining operations	2,242,604	2,138,232	1,985,432	1,896,766	1,638,406

Production	1,057,842	1,031,892	995,295	1,004,559	866,082

Exploration and corporate development	141,450	146,978	110,353	56,002	44,236

Amortization of property, plant and mine development	508,739	613,160	608,609	433,628	313,890

General and administrative	115,064	102,781	96,973	118,771	113,809

Impairment loss on available-for-sale securities	8,532	–	12,035	15,763	32,476

Loss (gain) on derivative financial instruments	(20,990)	(9,468)	19,608	6,156	268

Finance costs	78,931	74,641	75,228	73,393	62,455

Other expenses (income)	(3,709)	16,233	12,028	(7,004)	3,396

Environmental remediation	1,219	4,058	2,003	8,214	3,698

Impairment (reversal) loss	–	(120,161)	–	–	1,014,688

Gain on sale of available-for-sale securities	(168)	(3,500)	(24,600)	(5,635)	(74)

Foreign currency translation (gain) loss	13,313	13,157	(4,728)	3,781	1,769

Income (loss) before income and mining taxes	342,381	268,461	82,628	189,138	(818,287)

Income and mining taxes expense (recovery)	98,494	109,637	58,045	106,168	(131,582)

Net income (loss) for the year	243,887	158,824	24,583	82,970	(686,705)

Net income (loss) per share – basic	1.06	0.71	0.11	0.43	(3.97)

Net income (loss) per share – diluted	1.05	0.70	0.11	0.39	(3.97)

Weighted average number of common shares outstanding – basic	230,251,876	223,736,595	216,167,950	195,222,905	172,892,654

Weighted average number of common shares outstanding – diluted	232,460,918	225,753,589	217,101,431	196,201,626	172,892,654

Cash dividends declared per common share	0.41	0.36	0.32	0.32	0.66

Balance Sheet Data (at end of period)
Property, plant and mine development	5,626,552	5,106,036	5,088,967	5,155,865	3,694,461

Total assets	7,865,601	7,107,951	6,683,180	6,809,255	4,580,081

Long-term debt	1,371,851	1,072,790	1,118,187	1,322,461	987,356

Reclamation provision	345,268	265,308	276,299	249,917	184,009

Net assets	4,946,991	4,492,474	4,141,020	4,068,490	2,717,406

Common shares	5,288,432	4,987,694	4,707,940	4,599,788	3,294,007

Shareholders' equity	4,946,991	4,492,474	4,140,020	4,068,490	2,717,406

Total common shares outstanding	232,250,441	224,965,140	217,650,795	214,236,234	173,953,975

(1)
As set out in note 5 of the annual audited consolidated financial statements as of and for the period ended December 31, 2015, certain previously reported December 31, 2014 consolidated balance sheet line items were updated to reflect adjusted final estimates of fair value related to the June 16, 2014 joint acquisition of Osisko Mining Corporation ("Osisko") by the Company and Yamana Gold Inc. ("Yamana").

AGNICO EAGLE        1
ANNUAL INFORMATION FORM

GLOSSARY OF SELECTED MINING TERMS

"alteration"
Any physical or chemical change in the mineral composition of a rock subsequent to its formation, generally produced by weathering or hydrothermal solutions. Milder and more localized than metamorphism.
"anastomosing"	A network of branching and rejoining fault or vein surfaces or surface traces.
"andesite"	A dark-coloured, fine-grained calc-alkaline volcanic rock of intermediate composition.
"assay"	To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.
"banded iron formation"	An iron formation that shows marked banding, generally of iron-rich minerals and chert or fine-grained quartz.
"bedrock"	Solid rock exposed at the surface of the Earth or overlain by unconsolidated material, weathered rock or soil.
"bench"
A ledge in an open pit mine that forms a single level of operation above which minerals or waste rock are excavated. The ore or waste is removed in successive layers (benches), several of which may be in operation simultaneously.
"breccia"	A rock in which angular rock fragments are surrounded by a mass of fine-grained minerals.
"brittle"	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
"bulk emulsion"
Water resistant explosive material pumped into a drilled blast hole and ignited remotely in order to fracture rock in the mining cycle. Emulsion products are particularly well suited to wet conditions.
"by-product"	A secondary metal or mineral product recovered from the processing of rock.
"carbon-in-leach" or "CIL"
A precious metals recovery step in the mill. Gold and silver are leached from the ground ore and at the same time adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals.
"carbon-in-pulp" or "CIP"
A precious metals recovery step in the mill. After gold and silver have been leached from ground ore, they are adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals. A CIP circuit comprises a series of tanks through which leached slurry flows. Gold is captured onto captive activated carbon that will periodically be moved counter-currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.
"chalcopyrite"	A sulphide mineral of copper and iron.
"concentrate"	The clean product recovered by froth flotation in the plant.
"conglomerate"	A coarse-grained sedimentary rock composed of rounded fragments set in a fine-grained cemented matrix.
"contact"	A plane or irregular surface between two types or ages of rock.
"counter-current decantation"
The clarification of washery water and the concentration of tailings by the use of several thickeners in series. The water flows in the opposite direction from the solids. The final products are slurry that is removed and clear water that is reused in the circuit.

2        AGNICO EAGLE
           ANNUAL INFORMATION FORM

"crosscut"	An underground passage driven from a shaft towards the ore, at (or near) right angles to the strike of a vein or other orebody.
"cut-off grade"	The minimum metal grade in an ore that can be mined economically.
"cyanidation"
A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving (leaching) it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors (heap leach).
"deposit"	A natural occurrence of mineral or mineral aggregate, in such quantity and quality to invite exploitation.
"development"	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
"diamond drill"
A drilling machine with a rotating, hollow, diamond-studded bit that cuts a circular channel around a core, which can be recovered to provide a more-or-less continuous and complete columnar sample of the rock penetrated.
"dilution"	The contamination of ore with barren wall rock in stoping, increasing tonnage mined and lowering the overall ore grade.
"dip"	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
"disseminated"
Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.
"dore"	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
"drift"	A horizontal opening in or near an orebody and parallel to the long dimension of the orebody, as opposed to a crosscut that crosses the orebody.
"ductile"	Of rock, able to sustain, under a given set of conditions, 5% to 10% deformation before fracturing or faulting.
"dyke"	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailings. Also, a tabular body of igneous rock that cuts across the structure of adjacent rocks.
"electrowinning"	An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as copper and gold from solution in the leaching of concentrates.
"envelope"	1. The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.
2. A metamorphic rock surrounding an igneous intrusion.
3. In a mineral, an outer part different in origin from an inner part.
"epigenetic"	Orebodies formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.
"epithermal"	Referring to a mineral deposit that formed later than the enclosing rocks consisting of veins and replacement bodies, containing precious metals or, more rarely, base metals.
"extensional-shear vein"	A vein put in place in an extension fracture caused by the deformation of a rock.
"fault"
A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many kilometres long.

AGNICO EAGLE        3
ANNUAL INFORMATION FORM

"feasibility study"
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations, together with any other relevant operational factors and a detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
"felsic"	A term used to describe light-coloured rocks containing feldspar, feldspathoids and silica.
"flotation"
The method of mineral separation in which a froth created by a variety of reagents floats some finely crushed minerals, whereas other minerals sink. The metal-rich flotation concentrate is then skimmed off the surface.
"flowsheet"	A diagram showing the progress of material through a treatment plant.
"foliation"	A general term for a planar arrangement of features in any type of rock, especially the planar structure that results in a metamorphic rock.
"footwall"	The rock beneath an inclined vein or ore deposit (opposite of a hanging wall).
"fracture"	Any break in a rock, whether or not it causes displacement, due to mechanical failure by stress; includes cracks, joints and faults.
"free gold"	Gold not combined with other substances.
"glacial till"	Dominantly unsorted and unstratified, unconsolidated rock debris, deposited directly by and underneath a glacier.
"grade"	The relative quantity or the percentage of metal content of an orebody (e.g., grams of gold per tonne of rock or percent copper).
"greenstone belt"	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.
"grouting"	The process of sealing off a water flow in rocks by forcing a thin slurry of cement or other chemicals into the crevices, usually done through a diamond drill hole.
"hanging wall"	The rock on the upper side of a vein or ore deposit.
"head grade"	The average grade of ore fed into a mill.
"horst"	An up-faulted block of rock.
"hydrothermal alteration"	Alteration of rocks or minerals by reaction with hydrothermal (magmatic) fluids.
"igneous rock"	Rock formed by the solidification of molten material that originated within the Earth.
"indicated mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.

4        AGNICO EAGLE
           ANNUAL INFORMATION FORM

"inferred mineral resource"
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be upgraded to a higher category. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.
"infill drilling"	Drilling within a defined mineralized area to improve the definition of known mineralization.
"intrusive"	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lava, which is extruded upon the Earth's surface.
"iron formation"	A chemical sedimentary rock, typically thin-bedded or finely laminated, containing at least 15% iron of sedimentary origin and commonly containing layers of chert.
"ITH drill"	A type of rock drill in which a hammer is mounted in the hole, applying percussive force directly to the drill bit.
"leaching"	A chemical process for the extraction of valuable minerals from ore; also, a natural process by which ground waters dissolve minerals.
"lens"	A geological deposit that is thick in the middle and tapers towards the ends, resembling a convex lens.
"lithologic groups"	Groups of rock formations.
"lode"	A mineral deposit consisting of a zone of veins, veinlets or disseminations.
"longitudinal retreat"	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"mafic"	Igneous rocks composed mostly of dark, iron- and magnesium-rich silicate minerals.
"massive"
Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit. Said of any rock that has a homogeneous texture or fabric over a large area, with an absence of layering or any similar directional structure.
"matrix"	The fine-grained rock material in which a larger mineral is embedded.
"measured mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.

AGNICO EAGLE        5
ANNUAL INFORMATION FORM

"Merrill-Crowe process"
A separation technique for removing gold from a cyanide solution. The solution is separated from the ore by methods such as filtration and counter-current decantation, and then the gold is precipitated onto zinc dust. Silver and copper may also precipitate. The precipitate is filtered to capture the gold slimes, which are further refined (e.g., by smelting, to remove the zinc and by treating with nitric acid to dissolve the silver).
"metamorphism"	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
"mill"	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted; also a revolving drum used for the grinding of ore in preparation for treatment.
"mineral reserve"
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
"mineral resource"
A concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Investors are cautioned not to assume that any part or all of the mineral deposits in any category of resources will ever be converted into mineral reserves.
"muck"	Finely blasted rock (ore or waste) underground.
"net smelter return royalty"
A royalty payment made by a producer of metals based on the proceeds from the sale of mineral products after deducting off-site processing and distribution costs including smelting, refining, transportation and insurance costs.
"ounce"	A measurement of weight, especially used for gold, silver and platinum group metals. 1 troy ounce = 31.1035 grams.
"outcrop"	The part of a rock formation that appears at the surface of the Earth.
"oxidation"	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
"pillar"	A block of ore or other rock entirely surrounded by stoping, left intentionally for purposes of ground control or on account of low value.
"plunge"	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
"polydeformed"	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
"porphyritic"	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
"porphyry"	Any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

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"preliminary feasibility study" or "pre-feasibility study"
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method (in the case of underground mining) or the pit configuration (in the case of an open pit) is established, and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"pressure oxidation"
A process by which sulphide minerals are oxidized in order to expose gold that is encapsulated in the mineral lattice. The main component of a pressure oxidation circuit consists of a pressurized vessel (autoclave) where the oxygen level, process temperature and acidity are the primary control parameters.
"probable mineral reserve"	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.
"proven mineral reserve"	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.
"pyrite"	A yellow iron sulphide mineral, FeS2, normally of little value. It is sometimes referred to as "fool's gold".
"pyroclastic"	Rocks produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent.
"recovery"	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
"rock burst"	A sudden and often violent breaking of a mass of rock from the walls of a mine, caused by failure of highly stressed rock and the rapid release of accumulated strain energy.
"run-of-mine ore"	The raw, mined material as it is delivered, prior to sorting, stockpiling or treatment.
"sandstone"	A sedimentary rock consisting of grains of sand cemented together.
"schist"
A strongly foliated crystalline rock that can be readily split into thin flakes or slabs due to the well-developed parallelism of more than 50% of the minerals present in it, such as mica or hornblende.
"sedimentary rocks"	Rocks resulting from the consolidation of loose sediment that has accumulated in layers. Examples are limestone, shale and sandstone.
"semi-autogenous grinding" or "SAG"	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.
"shear" or "shearing"	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing metamorphic structures such as cleavage and schistosity.
"shear zone"	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear stress. Such an area is often mineralized by ore-forming solutions.
"sill"	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.
"slurry"	Fine rock particles in circulating water in a treatment plant.
"stope"	1. Any excavation in a mine, other than development workings, made for the purpose of extracting ore.
2. To excavate ore in an underground mine.

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"strike"	The direction, or bearing from true north, of a horizontal line on a vein or rock formation at right angles to the dip.
"stringers"	Mineral veinlets or filaments occurring in a discontinuous subparallel pattern in a host rock.
"sulphide"	A mineral characterized by the linkage of sulphur with a metal, such as pyrite, FeS2.
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, such as a dyke.
"tailings"	Material discharged from a mill after the economically and technically recoverable valuable minerals have been extracted.
"tailings dam" or "tailings impoundment" or "tailings pond"
Area closed at the lower end by a constraining wall or dam to which mill effluents are sent, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is returned to the mill or discharged into the local watershed.
"tenement"	The right to enter, develop and work a mineral deposit. Includes a mining claim or a mining lease. A synonym of mineral title.
"thickener"	A vessel for reducing the proportion of water in a pulp by means of sedimentation.
"thickness"	The distance at right angles between the hanging wall and the footwall of a lode or lens.
"tonne"	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds = 1.1 tons.
"transfer fault"	A structure that can accommodate lateral variations of deformation and strain.
"transverse open stoping"
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"trench"	A narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure for sampling or observation.
"vein"	A mineral filling of a fault or other fracture in a host rock.
"wacke"	A "dirty" sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.
"winze"	An internal mine shaft.
"Zadra elution circuit"	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
"zone"	An area of distinct mineralization (i.e., a deposit).

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CORPORATE STRUCTURE

Agnico Eagle Mines Limited is a corporation organized under the Business Corporations Act (Ontario). The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited" and changed its name to Agnico Mines Limited on October 25, 1957. Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

Since 1972, several corporate alterations have taken place. On August 22, 1972, the Company's articles were amended to permit the Company to: (i) borrow money on the credit of the Company, (ii) issue, sell or pledge debt obligations and (iii) charge, mortgage or pledge the Company's property. On June 27, 1980, Articles of Amendment were filed to allow the Company to use the name "Mines Agnico-Eagle Limitée". On July 5, 1984, the Company's articles were amended to delete all of the objects of the Company listed and specify that no restrictions apply to the business or powers that the Company may exercise. On July 3, 1986, Articles of Amendment were filed to set the minimum number of directors of the Company at five and the maximum at nine. On July 29, 1988, the Company's articles were amended to provide that the Company is authorized to issue an unlimited number of shares.

On December 31, 1992, the Company amalgamated with Lucky Eagle Mines Limited. On June 30, 1993, the maximum number of directors of the Company was increased from nine to 12. On January 1, 1996, the Company amalgamated with Goldex Mines Limited and 1159885 Ontario Limited. On October 17, 2001, the Company filed Articles of Arrangement which provided for the amalgamation of the Company and Mentor Exploration and Development Co. On July 12, 2002, the name of the Company was changed to "Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitee". On August 1, 2007, the Company amalgamated with Cumberland Resources Ltd., Agnico-Eagle Acquisition Corporation and Meadowbank Mining Corporation. On May 4, 2010, the maximum number of directors of the Company was increased from 12 to 15.

On January 1, 2011, the Company amalgamated with 1816276 Ontario Inc. (the ultimate successor entity to Comaplex Minerals Corp.). On January 1, 2013, the Company amalgamated with 1886120 Ontario Inc. (the successor corporation to 9237-4925 Québec Inc.). On April 26, 2013, Articles of Amendment were filed to eliminate the hyphen between "Agnico" and "Eagle" and the official name of the Company became "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée".

The Company's head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: www.agnicoeagle.com. The information contained on the Company's website is not part of this AIF. The Company's principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434.

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The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other entities, together with the jurisdiction of organization of the Company and each such subsidiary or entity as at March 16, 2018 (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated).

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DESCRIPTION OF THE BUSINESS

The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation on June 1, 1972, the Company has produced approximately 15.8 million ounces of gold.

The Company's strategy is to deliver high quality growth while maintaining high performance standards in health, safety, environmental matters and social acceptability; build a strong pipeline of projects to drive future production; and employ the best people and motivate them to reach their potential. Over the past decade, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with seven operating, 100% owned mines, one operating 50% owned mine, and the Meliadine project.

The Company announced on February 15, 2017 that it intends to build mining operations at the Meliadine project and the Amaruq satellite deposit at Meadowbank, which are expected to commence mining operations in the second and third quarters of 2019, respectively.

The following table sets out the date of acquisition, the date of commencement of construction, the date of achieving commercial production and the estimated mine life for the Company's mines.

	Date of Acquisition(1)	Date of Commencement of Construction	Date of achieving Commercial Production	Estimated Mine Life(2)

LaRonde mine	1992	1985	1988	2025

Lapa mine	June 2003	June 2006	May 2009	2018

Goldex mine(3)	December 1993	July 2012	October 2013	2025

Canadian Malartic mine	June 2014	n/a	May 2011	2027

Kittila mine	November 2005	June 2006	May 2009	2035

Meadowbank mine	April 2007	Pre-April 2007	March 2010	2025

Pinos Altos mine	March 2006	August 2007	November 2009	2025

La India mine	November 2011	September 2012	February 2014	2025

Notes:

(1)
Date when 100% ownership was acquired, other than the Canadian Malartic mine, which is the date when 50% ownership was acquired.

(2)
Estimated end date for gold production based on the Company's current life of mine plans. The estimated mine life at Meadowbank includes production from the Amaruq satellite deposit at Meadowbank.

(3)
Construction of infrastructure for purposes of mining the Goldex Extension Zone (the "GEZ") commenced in July 2005 and the GEZ achieved commercial production in August 2008. Mining operations on the GEZ have been suspended since October 2011. In late 2013, mining and production began from the M and E Zones of the Goldex mine.

In 2017, the Company produced 1,713,533 ounces of gold at production costs per ounce of gold of $621 and total cash costs per ounce of gold of $558 and at all-in sustaining costs per ounce of $804. For 2018, the Company expects to produce approximately 1,530,000 ounces of gold at total cash costs per ounce of gold between $625 and $675 and at all-in sustaining costs per ounce between $890 and $940. See "Introductory Notes – Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-GAAP measures total cash costs per ounce and all-in sustaining costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

2015

On February 23, 2015, Agnico Eagle entered into a binding letter of intent (the "LOI") with Canadian Malartic GP (the "Partnership"), Yamana and Abitibi Royalties Inc. ("Abitibi Royalties") regarding the Malartic CHL prospect which abuts the Canadian Malartic mine and in which Canadian Malartic Corporation ("CMC") held a 70% interest, with the remaining 30% interest held by Abitibi Royalties. Each of the Company and Yamana have a 50% indirect ownership interest in the Partnership, CMC and the Canadian Malartic mine. On March 19, 2015, Abitibi Royalties sold its 30% interest in the Malartic CHL prospect to the Partnership (the "CHL Transaction") in exchange for 459,197 common shares of the Company and 3,549,685 Yamana common shares, with a value of approximately C$35 million (based on the respective closing prices of such shares on the Toronto Stock Exchange (the "TSX") on February 20, 2015, the date immediately prior to the public announcement by Abitibi Royalties of entering into the LOI), and 3% net smelter return royalties to Abitibi Royalties and Osisko Gold Royalties Ltd. ("New Osisko") on the prospect. In addition, as part of the CHL Transaction, all prior agreements, claims and proceedings relating to the Malartic CHL prospect, including those previously instituted by Abitibi Royalties against Osisko prior to the Company and Yamana completing the court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement") pursuant to which the Company and Yamana jointly acquired the Canadian Malartic mine, were terminated, settled and released.

Prior to completion of the Osisko Arrangement on June 6, 2014, Clifton Star Resources Inc. ("Clifton") instituted proceedings against Osisko (now CMC) seeking, among other things, an order that Osisko pay Clifton C$22.5 million in damages. In the proceedings, Clifton alleged, among other things, that Osisko was obligated to lend Clifton C$22.5 million on or around December 1, 2012 pursuant to a December 10, 2009 commitment letter and a December 10, 2009 option and joint venture agreement, each between Clifton and Osisko, and that Osisko's failure to advance such loan resulted in damages to Clifton. Clifton further alleged that such loan was intended to be used to make payments under certain option agreements between Clifton and third parties which entitled Clifton to acquire shares of such third parties that owned interests in the concessions comprising the "Duparquet Project". Following the joint acquisition of Osisko by the Company and Yamana on June 16, 2014, the Company and Yamana engaged in discussions with Clifton to advance the settlement of such claims. Effective March 2, 2015, CMC (as the successor to Osisko) entered into a settlement agreement with Clifton, pursuant to which CMC paid Clifton approximately C$5.27 million in consideration for a full and final release of all claims arising from the facts described in the Clifton proceedings. Concurrently, under two separate non-brokered private placements, each of the Company and Yamana subscribed for 4,772,786 common shares of Clifton at a price of C$0.60 per share, for total proceeds to Clifton of approximately C$5.73 million.

On June 9, 2015, the Company completed its acquisition of all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), a Canadian based gold exploration company that was, at the time, listed on the TSX Venture Exchange (the "TSX-V"), pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. Soltoro indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco, Mexico, including the El Rayo property (which is contiguous with the Company's El Barqueno property). Under the terms of the arrangement, each shareholder of Soltoro received 0.00793 of a common share of the Company, C$0.01 in cash and one common share of a newly formed Ontario company named Palamina Corp. valued at C$0.02 per share.

On June 11, 2015, the Company acquired from Orex Minerals Inc. ("Orex") 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn"), which holds the Barsele project in northern Sweden. Consideration for the acquisition was comprised of $6 million paid to Orex at closing and additional payments of $2 million in cash or Agnico Eagle common shares (at the Company's sole discretion) due to Orex on each of the first and second anniversaries of the closing. The Company also committed to incurring $7 million in exploration expenditures associated with the Barsele project by June 11, 2018, and may earn an additional 15.0% interest in Gunnarn if the Company completes a pre-feasibility study related to the Barsele project. The Company holds a majority of the seats on the board of directors of Gunnarn and is the sole operator of the Barsele project.

On September 30, 2015, the Company entered into a note purchase agreement with Ressources Québec Inc., a subsidiary of Investissement Québec, providing for the issuance of $50 million principal amount of 4.15% senior unsecured notes due 2025 (the "2015 Note Purchase Agreement"). The Company agreed to apply an amount equal to or greater than the net proceeds from the issuance of the notes towards the expansion, development, upgrade or maintenance of mining projects in the Province of Québec. For additional details see "Material Contracts – Note Purchase Agreements" below.

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Capital expenditures by the Company in 2015 were $449.8 million. This included $67.3 million at the LaRonde mine, $6.5 million at the Lapa mine, $48.8 million at the Goldex mine, $43.4 million at the Canadian Malartic mine, $56.4 million at the Kittila mine, $61.8 million at the Pinos Altos mine, $4.2 million at the Creston Mascota deposit at Pinos Altos, $23.4 million at the La India mine, $65.2 million at the Meadowbank mine, $66.7 million at the Meliadine project and $6.0 million at other properties. In addition, the Company incurred $10.2 million of expenditures on mine site exploration and $100.2 million on exploration activities at the Company's exploration properties and on corporate development activities.

2016

On June 30, 2016, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.54% Series A senior notes due 2023, $200 million 4.84% Series B senior notes due 2026 and $50 million 4.94% Series C senior notes due 2028. For additional details see "Material Contracts – Note Purchase Agreements" below.

The following table sets out the Company's capital expenditures in 2016.

	2016 Capital Expenditures (thousands of $)

	Sustaining	Development

LaRonde	64,288	–
Canadian Malartic	58,174	2,260
Meadowbank	38,248	503
Kittila	62,008	13,896
Goldex	22,030	59,237
Lapa	–	–
Pinos Altos	47,410	12,162
Creston Mascota deposit at Pinos Altos	9,287	–
La India	10,021	486
Meliadine	–	130,942
Other	–	4,361
Total Expenditures	311,466	223,847

2017

The Company announced on February 15, 2017 that it intends to build mining operations at the Meliadine project and the Amaruq satellite deposit at Meadowbank, which are expected to commence mining operations in the second and third quarter of 2019, respectively.

On March 27, 2017, the Company announced that it had agreed to issue and sell 5,003,412 common shares of the Company directly to an institutional investor in the United States at a price of $43.97 per common share, for total consideration of approximately $220 million.

On May 5, 2017, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $40 million 4.42% Series A senior notes due 2025, $100 million 4.64% Series B senior notes due 2027, $150 million 4.74% Series C senior notes due 2029 and $10 million 4.89% Series D senior notes due 2032. For additional details see "Material Contracts – Note Purchase Agreements" below.

On October 25, 2017, the Company amended and restated its credit facility with a group of financial institutions that provides a $1.2 billion unsecured revolving bank credit facility. For additional details see "Material Contracts – Credit Facility" below.

On November 2, 2017, the Company acquired the Santa Gertrudis gold project from GoGold Resources Inc. for cash consideration of approximately $80 million and the granting of a 2% net smelter return royalty to GoGold Resources Inc., 50% of which may be repurchased at any time for $7.5 million. The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

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On December 21, 2017, the Company announced it had entered into an agreement to acquire all of the Canadian exploration assets of CMC, including the Kirkland Lake and Hammond Reef gold projects and additional mining claims and assets located in Ontario and Quebec (the "CMC Transaction"). The CMC Transaction is structured as a purchase of assets, whereby the Company will acquire all of Yamana's indirect 50% interest in the Canadian exploration assets of CMC, giving the Company 100% ownership of CMC's interest in the assets on closing of the CMC Transaction. The effective purchase price after the distribution of the sale proceeds by CMC to its shareholders will be $162.5 million in cash. The CMC Transaction is subject to the receipt of government, First Nations and other third party consents, as well as other customary conditions. The CMC Transaction is expected to close on or around March 28, 2018 in respect of those assets which CMC can then convey (or such other date as the parties may agree), with subsequent closings thereafter as CMC obtains the requisite consents to transfer.

The following table sets out the Company's capital expenditures in 2017.

	2017 Capital Expenditures (thousands of $)

	Sustaining	Development	Capitalized Exploration

LaRonde	65,858	–	1,270
LaRonde Zone 5	–	22,621	–
Canadian Malartic	59,559	18,671	8,320
Meadowbank	22,720	–	–
Amaruq deposit at Meadowbank	–	88,796	–
Kittila	53,999	30,710	3,080
Goldex	24,707	26,989	5,354
Lapa	–	–	–
Pinos Altos	39,692	9,351	294
Creston Mascota deposit at Pinos Altos	5,465	1,355	1,288
La India	6,639	2,624	1,520
Meliadine	–	372,071	–
Other	–	1,883	41

Total Expenditures	278,638	575,071	21,167

2018

On February 27, 2018, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033. The notes are expected to be issued on or about April 5, 2018. For additional details see "Material Contracts – Note Purchase Agreements" below.

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The following table sets out the Company's expected capital expenditures for 2018.

	Estimated 2018 Capital Expenditures (thousands of $)

	Sustaining	Development	Capitalized Exploration

LaRonde	74,700	8,300	2,100
LaRonde Zone 5	3,800	14,300	–
Canadian Malartic	53,900	37,900	–
Meadowbank	14,600	–	–
Amaruq	–	175,000	2,400
Kittila	56,300	104,300	3,600
Goldex	20,800	25,100	5,200
Lapa	–	–	–
Pinos Altos	30,200	3,600	300
Creston Mascota deposit at Pinos Altos	3,600	15,300	1,900
La India	7,900	13,200	400
Meliadine	–	398,400	5,600
Other	1,300	200	–

Total Expenditures	267,100	795,600	21,500

Pre-2015

In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its common shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. On March 28, 2011, Riddarhyttan was merged with Agnico Eagle AB and Agnico Eagle Sweden AB, with Agnico Eagle Sweden AB as the continuing entity. The Kittila mine is currently 100% owned by Agnico Eagle Finland Oy, which is wholly-owned by Agnico Eagle Sweden AB, an indirect subsidiary of the Company.

In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos property in northern Mexico. In February 2006, the Company exercised its option and acquired the Pinos Altos property on March 15, 2006. Under the terms of the exploration and option agreement, the purchase price of $66.8 million was comprised of $32.5 million in cash and 2,063,635 common shares of the Company.

In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. ("Cumberland") not already owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the TSX and American Stock Exchange whose primary asset was the Meadowbank property. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued 13,768,510 of its common shares and paid $9.6 million in cash as consideration to Cumberland shareholders in connection with its acquisition of Cumberland.

In April 2010, the Company entered into an agreement in principle with Comaplex Minerals Corp. ("Comaplex") to acquire all of the outstanding shares of Comaplex that it did not already own. At the time, Comaplex owned a 100% interest in the advanced stage Meliadine gold property. In May 2010, the Company executed the definitive agreements with Comaplex and, in July 2010 by plan of arrangement under the Business Corporations Act (Alberta), the Company acquired 100% of the Meliadine gold property through the acquisition of Comaplex, which was renamed Meliadine Holdings Inc. Pursuant to the arrangement, Comaplex transferred to Geomark Exploration Ltd. all assets and related liabilities other than those relating to the Meliadine project. In connection with the arrangement, the Company issued 10,210,848 of its common shares as consideration to Comaplex shareholders.

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In September 2011, the Company entered into an acquisition agreement with Grayd Resource Corporation ("Grayd"), a Canadian-based natural resource company that was, at the time, listed on the TSX-V, pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd held a 100% interest in the La India property. In October 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented, and, in November 2011, acquired approximately 95% of the outstanding common shares of Grayd. In January 2012, the Company completed a compulsory acquisition of the remaining outstanding common shares of Grayd and Grayd became a wholly-owned subsidiary of the Company. In aggregate, the Company issued 1,319,418 of its common shares and paid C$179.7 million in cash as consideration to Grayd shareholders in connection with the transaction.

In May 2013, the Company completed its acquisition of all of the issued and outstanding common shares of Urastar Gold Corp. ("Urastar"), a Canadian-based gold exploration company that was, at the time, listed on the TSX-V, pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Urastar held a 100% interest in certain mining properties in Sonora, Mexico. Under the terms of the arrangement, each shareholder of Urastar received C$0.25 per common share and holders of unexercised in-the-money warrants of Urastar received C$0.15 per warrant. In aggregate, the Company paid $10.1 million in cash to Urastar shareholders and warrantholders in connection with the transaction.

On June 16, 2014, the Company and Yamana jointly acquired 100% of the outstanding shares of Osisko pursuant to the Osisko Arrangement for aggregate consideration of approximately C$3.9 billion, consisting of approximately C$1.0 billion in cash and a combination of common shares of the Company, common shares of Yamana and shares of New Osisko. Osisko was a Canadian based producing gold mining company that was, at the time, listed on the TSX. Osisko was 100% owner of the Canadian Malartic mine in the Abitibi region of Quebec. Under the Osisko Arrangement, each Osisko share was exchanged for: (i) C$2.09 in cash (C$1.045 per share from each of the Company and Yamana); (ii) 0.07264 of a common share of the Company; (iii) 0.26471 of a common share of Yamana; and (iv) 0.1 of one common share of New Osisko, a newly formed spin-off company that commenced trading on the TSX immediately following the Osisko Arrangement.

In connection with the Osisko Arrangement, substantially all of the assets and obligations relating to the Canadian Malartic mine in Quebec were transferred to the Partnership, a newly formed general partnership in which the Company and Yamana each own an indirect 50% interest. The Company and Yamana formed a joint management committee to operate the Canadian Malartic mine. On June 17, 2014, Osisko and the acquisition corporation formed by the Company and Yamana to acquire Osisko amalgamated to form CMC in which Agnico and Yamana each hold an indirect 50% interest.

On November 28, 2014, the Company completed its acquisition of all of the issued and outstanding common shares of Cayden Resources Inc. ("Cayden"), a Canadian based gold exploration company that was, at the time, listed on the TSX-V, pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Cayden indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco and Guerrero, Mexico, including the El Barqueno property. Under the terms of the arrangement, each shareholder of Cayden received 0.09 of a common share of the Company and C$0.01 in cash.

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OPERATIONS AND PRODUCTION

Business Units and Foreign Operations

The Company operates through three business units: Northern Business, Southern Business and Exploration.

The Company's Northern Business is comprised of the Company's operations in Canada and Finland. The Company's Canadian properties include the LaRonde mine, the Lapa mine, the Goldex mine, the Meadowbank mine (including the Amaruq satellite deposit) and the Meliadine project, each of which is a 100% interest held directly by the Company, and a 50% interest in the Canadian Malartic Mine, which is held indirectly through the Partnership, which is held though a wholly-owned subsidiary of the Company and the Company's 50% interest in CMC. The Company's operations in Finland are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila mine. In 2017, the Northern Business accounted for approximately 81% of the Company's gold production. In 2018, the Company anticipates that the Northern Business will account for approximately 81% of the Company's gold production.

The Company's Southern Business is comprised of the Company's operations in Mexico. The Company's Pinos Altos mine, including the Creston Mascota deposit, is held through its indirect subsidiary, Agnico Eagle Mexico, S.A. de C.V. The La India mine is owned by the Company's indirect subsidiary, Agnico Sonora, S.A. de C.V. In 2017, the Southern Business accounted for approximately 19% of the Company's gold production. In 2018, the Company anticipates that the Southern Business will account for approximately 19% of the Company's gold production.

The Company's Exploration group focuses primarily on the identification of new mineral reserves and mineral resources and new development opportunities in politically stable and proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during 2017 in these regions where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 85 properties in Canada, five properties in the United States, three groups of properties in Finland, two properties in Sweden and 20 properties in Mexico. Exploration activities are managed from offices in: Val d'Or, Quebec; Reno, Nevada; Chihuahua, Hermosillo and Jalisco, Mexico; Kittila, Finland; Storuman, Sweden; and Vancouver, British Columbia.

Northern Business

LaRonde Mine

The LaRonde mine is situated approximately halfway between Rouyn-Noranda and Val d'Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac. At December 31, 2017, the LaRonde mine was estimated to have proven and probable mineral reserves containing approximately 2.6 million ounces of gold comprised of 15.3 million tonnes of ore grading 5.39 grams per tonne. The LaRonde mine consists of the LaRonde property and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde mine can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, each of which are located approximately 60 kilometres from the LaRonde mine via Quebec provincial highway No. 117. The LaRonde mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde mine.

The Company first acquired an interest in the LaRonde property in 1974 through an indirect investment in Dumagami Mines Limited ("Dumagami"). The Company acquired 100% of the outstanding shares of Dumagami on December 19, 1989 and, on December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde mine, to the Company and subsequently dissolved.

The LaRonde mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). The LaRonde property consists of 36 contiguous mining claims and one provincial mining lease. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease. The Terrex property consists of 21 mining claims and one provincial mining lease. The mining leases on the LaRonde, El Coco and Terrex properties expire in 2018, 2021 and 2034, respectively, and each lease is automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has three surface rights leases that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

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Location Map of the LaRonde Mine (as at December 31, 2017)

The LaRonde mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. In 2003, exploration work started to extend outside of the LaRonde property onto the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty in favour of Delfer Gold Mines Inc. The Company does not expect to pay royalties in respect of this part of the property in 2018. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property. In 2017, 92% of the ore processed from the LaRonde mine was extracted from the deeper portion of the LaRonde mine (that is, below Level 245) or the "LaRonde mine extension". In 2018, the Company anticipates that approximately 94% of the ore processed will be from this deeper part of the mine.

In 2017, the Company continued to develop the LaRonde Zone 5 project, an underground operation accessed via ramp. Permitting for surface construction was received in April 2017, and construction has advanced as expected. The Certificate of Authorization for exploitation was received in July 2017, which was the final permit required for production. The mining method will be similar to that currently employed at the LaRonde and Goldex mines (long hole stoping, with cemented paste backfill) and processing will use excess capacity from the Lapa circuit at LaRonde. Commercial production at LaRonde Zone 5 is expected to occur during 2018.

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Map of the Abitibi region showing the location of the LaRonde, Lapa, Goldex and Canadian Malartic Mines

Mining and Milling Facilities

Surface Plan of the LaRonde Mine (as at December 31, 2017)

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The LaRonde mine was originally developed with a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 299 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7.

In 2006, the Company initiated construction of the LaRonde mine extension. Hoisting from this deeper part of the LaRonde mine began in the fourth quarter of 2011 and commercial production was achieved in November 2011. Access to the deeper part of the LaRonde mine is provided through a 823-metre internal shaft (Shaft #4) starting from Level 203, for a total depth of 2,858 metres below the surface which was completed in November 2009. A ramp is used to access the lower part of the orebody down to 3,110 metres below the surface. An internal winze system is used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below the surface, where it is transferred to the Penna Shaft hoist.

Production from the LaRonde mine extension continues to move towards anticipated steady-state levels. Most of the delays encountered during 2017 were related to seismicity, as some areas of the mine were under periodic closure to mitigate seismicity risk. The Company expects the levels of seismicity to continue to evolve and the Company adjusts the mining methods, ground support, protocols and monitoring to adapt to the evolving levels.

In 2017, the Company added mineral reserves in part of LaRonde 3 (that portion of the mine located below a depth of 3.1 kilometres), where the development activities began in the fourth quarter of 2017. In 2018, the Company expects to continue to develop the main ramp below Level 311 and expand the mining of the West portion of the mine.

In 2017, the Company also added initial mineral reserves at LaRonde Zone 5, where production is expected to begin in 2018. The development of the infrastructure at LaRonde Zone 5 will continue (ramp and ventilation network) over the next year and a new paste plant dedicated to this zone is expected to be commissioned in 2018.

Mining Methods

The primary source of ore at the LaRonde mine continues to be from underground mining methods. During 2017, two mining methods were used: longitudinal retreat with paste backfill and transverse open stoping with paste or unconsolidated backfill. In addition, to address concerns regarding the frequency and intensity of seismic events encountered at the lower levels of the LaRonde mine, a hybrid of these two methods has been used. In the underground mine, sublevels are driven at between 30-metre and 40-metre vertical intervals, depending on the depth. Stopes are undercut in 15-metre wide panels. In the longitudinal method, panels are mined in 15-metre sections and backfilled with 100% cemented rock backfill or cemented paste backfill. The paste backfill plant was completed in 2000 and is located on the surface at the processing facility. In the transverse open stoping method, approximately 50% of the ore is mined in the first pass and filled with cemented paste backfill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock backfill or cemented paste backfill. At LaRonde Zone 5, the same mining methods will be used (longitudinal retreat with paste backfill and transverse open stoping with paste or unconsolidated backfill).

The throughput at LaRonde in 2017 averaged 6,185 tonnes per day, compared with 6,171 tonnes per day in 2016. While the throughput in 2017 was similar to that of 2016, the proportion of the tonnes from the LaRonde mine extension increased.

The Company's operations at the LaRonde mine reach more than three kilometres below the surface. There are very few resources available to model the geomechanical conditions at this depth, where operations are subject to high stress levels. The Company conducts periodic technical reviews of its operations at these levels using consultants with experience in deep mining. The Company uses the results of these technical reviews to adapt best mining practices and adjust the mining sequence for its operations at these levels. The Company believes that the experience it has gained mining at those levels has provided a successful model for future mining at depth.

Surface Facilities

Surface facilities at the LaRonde mine include a processing plant with a daily capacity of 7,200 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. Beginning in 1999, transition to the LaRonde mine's polymetallic massive sulphide orebody required several modifications to the processing plant. In 2008, the installation of a limited copper/lead separation flotation circuit, following the copper flotation circuit, was completed.

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Also in 2008, a cyanidation plant began operation for the treatment of sulphide concentrate from the Goldex mine. A CIL circuit was completed and began operation in April 2013 to replace the existing LaRonde precious metal Merrill-Crowe circuit. The LaRonde mine is also the site for the Lapa mine ore processing plant (1,500 tonnes per day), which was commissioned in the second quarter of 2009.

The ore requires a series of grinding, copper/lead flotation and separation, zinc flotation and zinc tails precious metals leaching circuits, now followed by CIP recovery. Paste backfill and cyanide destruction plants operate intermittently, and a second paste backfill plant is expected to be commissioned in 2018 to feed LaRonde Zone 5. The tailings area has a dedicated cyanide destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant addresses the presence of thiocyanate in the tailings ponds at the LaRonde mine. The plant uses bacteria to oxidize and destroy thiocyanate in the water and removes phosphate prior to its release to the environment.

The Goldex concentrate circuit consists of pulp received from the Goldex mill via truck. The material is sent to the LaRonde leaching/CIP circuit for gold recovery along with LaRonde residual pulp.

The Lapa mine ore processing plant consists of a two-stage grinding circuit to reduce the granularity of the ore. A gravity recovery circuit that is incorporated into the grinding circuit recovers up to 45% of the available gold, depending on feed grades. The residual pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.

Production and Mineral Recoveries

During 2017, the LaRonde mine had payable production of 348,870 ounces of gold, 1,254,094 ounces of silver, 6,510 tonnes of zinc and 4,501 tonnes of copper from 2.2 million tonnes of ore grading 5.05 grams of gold per tonne and 21.8 grams of silver per tonne, 0.46% zinc and 0.25% copper. The production costs per ounce of gold produced at LaRonde in 2017 were $532. The total cash costs per ounce of gold produced at LaRonde in 2017 were $406 on a by-product basis and were $607 on a co-product basis. The LaRonde processing facility averaged 6,141 tonnes of ore per day and operated 93.6% of available time. Gold and silver recovery averaged 95.62% and 88.3%, respectively. Zinc recovery averaged 74.5% with a concentrate quality of 54.7% zinc. Copper recovery averaged 86.6% with a concentrate quality of 19.3% copper. The production costs per tonne at LaRonde were C$108 and the minesite costs per tonne were C$108 in 2017.

The following table sets out the metal recoveries and concentrate grades at the LaRonde mine in 2017.

		Copper Concentrate (24,700 tonnes produced)		Zinc Concentrate (13,999 tonnes produced)

	Head Grades	Grade	Recovery	Grade	Recovery	Overall Metal Recoveries	Payable Production

Gold	5.05 g/t	328.32 g/t	71.59%	15.73 g/t	1.93%	95.62%	348,870 oz

Silver	21.81 g/t	999.24 g/t	50.59%	245.38 g/t	6.96%	88.33%	1,254,094 oz

Copper	0.245%	19.32%	86.59%	–%	–%	86.59%	4,501 t

Zinc	0.458%	1.769%	4.25%	54.71%	74.49%	74.49%	6,510 t

Annual production at the LaRonde mine in 2018 is expected to be approximately 350,000 ounces of gold, 1.0 million ounces of silver, 4,493 tonnes of copper and 6,995 tonnes of zinc from 2.2 million tonnes of ore grading 5.20 grams per tonne of gold, 18.6 grams per tonne of silver, 0.25% copper and 0.47% zinc. The total cash costs per ounce of gold produced in 2018 on a by-product basis are expected to be $447, with estimated gold recovery at 95.7%, silver recovery of 77.7%, copper recovery of 82.2% and zinc recovery of 67.5%. Gold recovery at the LaRonde mine is distributed approximately as follows: 71.9% in the copper concentrate, 1.6% in the zinc concentrate and 22.3% via leaching. Minesite costs per tonne of C$115 are expected in 2018. In addition, annual production at LaRonde Zone 5 in 2018 is

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expected to be approximately 20,000 ounces of gold from 0.33 million tonnes of ore grading 2.10 grams per tonne gold, with total cash costs per ounce of gold produced of $712 and estimated gold recovery of 91.5%.

Environmental, Permitting and Social Matters

Currently, water is treated at various facilities at the LaRonde mine. Water contained in the tailings that is to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to polishing pond #1 to undergo a secondary treatment at a plant located between polishing ponds #1 and #2 that uses a peroxy silicate process to destroy cyanide, and lime and coagulant (ferric sulfate) are used to precipitate metals in polishing pond #2. The tailings pond occupies an area of approximately 175 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored in close proximity to the tailings pond to be used to build cofferdams and berms inside the pond to increase storage capacity. A waste rock pile containing less than 100,000 tonnes of waste and occupying approximately nine hectares is located north of the mill.

Due to the high sulphur content of the LaRonde mine ore, the Company addresses toxicity issues in the tailings ponds. This problem was resolved by the commissioning of a biological treatment plant in 2004, and the effluent has remained non-toxic since 2006. In 2018, the Company expects to maintain in the tailings pond the minimum quantity of water required to feed the mill with recirculation water. In addition, water from acid rock drainage around the mills and the waste stockpile are treated to remove metals prior to discharge at a high density sludge lime treatment plant located at the LaRonde mill. This water is then pumped underground for LaRonde mine operation and the remaining available water is directed to the final effluent.

Capital Expenditures

Capital expenditures at the LaRonde mine during 2017 were approximately $67.1 million, which included sustaining capital expenditures, deferred expense and capitalized exploration. Capital expenditures at LaRonde Zone 5 during 2017 were approximately $22.6 million, which included studies and initial construction. Budgeted 2018 capital expenditures at the LaRonde mine (including LaRonde Zone 5) are $103.2 million, including capitalized exploration.

Development

In 2017, a total of 13.6 kilometres of lateral development was completed, focused on the preparation of the lower mine production horizon. At LaRonde Zone 5, 5.1 kilometres of lateral development was completed, focused on the ramp and ventilation infrastructure.

A total of 13.7 kilometres of lateral development is planned for 2018. The main focus of development remains the lower mine (LaRonde extension area), the development toward the lowest levels and the West mine portion. A total of 4.0 kilometres of lateral development is planned for LaRonde Zone 5 in 2018.

Geology, Mineralization, Exploration and Drilling

Geology

The LaRonde property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake ("CLL") fault zone, marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

The geology that underlies the LaRonde mine consists of three east-west-trending, steeply south-dipping and generally south-facing regional groups of rock formations. From north to south, they are: (i) 400 metres (approximate true thickness) of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage that hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc and copper at the LaRonde mine) follow steeply dipping, east-west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine, the Westwood project and the former Bousquet mines) and has been traced for over ten kilometres within the Blake River Group, from the LaRonde mine westward to the Mouska gold mine.

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Mineralization

The LaRonde deposit is a gold-rich volcanogenic massive sulphide deposit. LaRonde lenses were formed mainly by sulphide precipitation from hydrothermal fluids on the seafloor and by replacement below lenses. The stacking of the LaRonde lenses is the result of successive volcanic events, intercalated by cycles of hydrothermat activity associated with reactivation of synvolcanic faults.

The gold-bearing zones at the LaRonde mine are lenses of disseminated stringers through to massive aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40,000,000 tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are crosscut by tightly spaced north-south fractures.

These historical relationships, which were noted at LaRonde Shaft #1's Main Zone, are maintained at the Penna Shaft zones. The zinc-silver (i.e. Zone 20 North) mineralization with lower gold values, common in the upper mine, grades into gold-copper mineralization within the lower mine. The predominant base metal sulphides within the LaRonde mine are chalcopyrite (copper) and sphalerite (zinc).

The Company believes that Zone 20 North is one of the largest gold-bearing massive sulphide mineralized zones in the world and one of the largest known mineralized zones in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and mineral resources at the LaRonde mine, including 17.3 million tonnes of proven and probable mineral reserves grading 5.44 grams of gold per tonne, representing 98% of the total proven and probable mineral reserves at the LaRonde mine, 5.1 million tonnes of indicated mineral resources grading 3.32 grams of gold per tonne, representing 90% of the total measured and indicated mineral resources at the LaRonde mine, and 6.5 million tonnes of inferred mineral resources grading 7.4 grams of gold per tonne, representing 84% of the total inferred mineral resources at the LaRonde mine.

Zone 20 North extends between 700 metres below the surface and at least 3,700 metres below the surface, and remains open at depth. With increased access on the lower levels of the mine (i.e., below Level 245 and from the internal shaft on levels 257 and 278), the transformation from a zinc/silver orebody to a gold/copper deposit was effectively completed in 2017. The development of the western part of the mine, between Levels 278 and 314, provides access to a new zinc/silver rich sector beginning at the end of 2017.

Zone 20 North can be divided into an upper zinc/silver enriched gold poor zone and a lower gold/copper enriched zone. The zinc/silver zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold/copper zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three to 40 metres. The zinc/silver zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold/copper zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper.

Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable mineral reserves at the LaRonde mine at the end of 2017 was 2.6 million ounces (15.3 million tonnes of ore grading 5.39 grams of gold per tonne, 18.0 grams of silver per tonne, 0.23% copper and 0.88% zinc), which represents a reduction of 405,727 contained ounces of gold from the end of 2016, after producing 348,870 ounces of gold (364,803 ounces in situ gold mined in 2017). The reduction in mineral reserves is principally associated with ore mined during 2017 and delineation and definition drilling done at the edges and in the deepest part of the orebody. Underground indicated mineral resources at the LaRonde mine increased by 2.1 million tonnes of ore to a total of 7.8 million tonnes of ore grading 5.38 grams of gold per tonne, 20.2 grams of silver per tonne, 0.27% copper and 0.76% zinc, primarily due to the conversion of mineral resources into mineral reserves in the western portion of the mine, as described above. Underground inferred mineral resources at the LaRonde mine decreased by 2.4 million tonnes of ore to a total of 5.3 million tonnes of ore grading 5.49 grams of gold per tonne, 12.1 grams of silver per tonne, 0.23% copper and 0.40% zinc.

Exploration and Drilling

Diamond drilling is used for exploration on the LaRonde property. In 2017, 43 holes (14,244 metres) were drilled for definition (conversion) and 16 holes (11,204 metres) were for exploration. Expenditures on diamond drilling at the

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LaRonde mine during 2017 were approximately C$2.4 million, including C$1.2 million in drilling expenses charged to capital costs at the LaRonde mine, and C$1.2 million expensed as exploration drilling.

The main focus of the 2017 exploration program was continuing the investigation and conversion of Zone 20 North at depth, mainly in the western portion of the mine below 3.1 kilometres depth, and exploration of the Zone 6 and 7 horizons at depth from the accesses developed toward the west on Levels 290 and 292. The 2017 conversion program on Zone 20 North was focused on conversion from inferred to indicated mineral resources below Level 311 at depth, in the center and western portions of the deposit (below the actual limit of mineral reserves). The positive results obtained in this program allowed the addition of indicated mineral resources below 3.1 kilometres on the western portion and continued to confirm the extension of the orebody to 3.4 kilometres below the surface, or 300 metres below the current maximum depth of mineral reserves, in the western portion, and also continued to confirm some high grade intersections and the extension of a massive lens that had been previously identified. The conversion program is expected to continue in 2018 through 2019, and will investigate the continuity of the orebody to 3.7 kilometres depth and to the west. Another drilling access is currently being developed to provide better positioning for an extensive diamond drilling program on Zone 6 to a depth of 3.7 kilometres.

In 2018, the Company expects to spend C$1.7 million on 15,750 metres of definition (conversion) drilling and C$3.0 million on 18,963 metres of exploration drilling, for a total of C$4.7 million at the LaRonde mine.

Lapa Mine

At December 31, 2017, the Lapa mine was estimated to contain proven and probable mineral reserves of 15,000 ounces of gold comprised of 127,000 tonnes of ore grading 3.75 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 44 contiguous mining claims and one provincial mining lease, and the Zulapa property, which consists of one mining concession. The mining lease at Lapa expires in 2029. Based on the life of mine plan, production is expected to cease in 2018.

Location Map of the Lapa Mine (as at December 31, 2017)

During 2017, the Lapa mine had payable production of 48,410 ounces of gold from 400,000 tonnes of ore grading 4.24 grams of gold per tonne. The production costs per ounce of gold produced at Lapa in 2017 were $801. The total cash costs per ounce of gold produced at Lapa in 2017 were $755 on a by-product basis and $757 on a co-product basis. The Lapa processing facility averaged 1,548 tonnes per day over the first three quarters of 2017 and operated approximately

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94% of this available time. Gold recovery averaged 89%. The production costs per tonne at Lapa were C$128 and the minesite costs per tonne were C$120 in 2017. During the fourth quarter of 2017, approximately 65,000 tonnes of ore grading 3.74 grams of gold per tonne were stockpiled for processing in 2018. In 2017, the Company incurred no capital expenditures at the Lapa mine. No capital expenditures at the Lapa mine are expected in 2018.

The following table sets out the metal recoveries at the Lapa mine in 2017.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	4.24 g/t	89%	48,410 oz

Gold production during 2018 at the Lapa mine is expected to be approximately 10,000 ounces from 100,000 tonnes of ore grading 3.75 grams of gold per tonne at estimated total cash costs per ounce of approximately $1,079 on a by-product basis, and estimated gold recovery of 83.0%. Minesite costs per tonne of approximately C$135 are expected in 2018.

Goldex Mine

The Goldex mine is located in the City of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde mine, and is accessible by Quebec provincial highway No. 117. The proven and probable mineral reserves at Goldex as at December 31, 2017 were estimated at approximately 0.9 million ounces of gold comprised of 18.2 million tonnes of ore grading 1.57 grams of gold per tonne. The Company's Akasaba West property, a gold-copper deposit, is located less than 30 kilometres from Goldex. The proven and probable mineral reserves at Akasaba West as at December 31, 2017 were estimated at approximately 145,000 ounces of gold and 25,500 tonnes of copper comprised of 5.2 million tonnes of ore grading 0.87 grams per tonne of gold and 0.49% of copper.

The Goldex mine operates under a mining lease obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). The Goldex property consists of 22 contiguous mining claims and one provincial mining lease. The claims are renewable every second year upon payment of a small fee. The mining lease expires in 2028 and is automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has one surface lease that is used for the auxiliary tailings pond. This lease is renewable annually upon payment of a fee. The Akasaba West property is comprised of eight contiguous mining claims for a total of 241 hectares. The claims are renewable every second year upon payment of a small fee.

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Location Map of the Goldex Mine (as at December 31, 2017)

Agnico Eagle has held a 100% interest in the Goldex property since December 1993. In March 2005, the Company approved a feasibility study and the construction of the Goldex mine. The mine achieved commercial production on August 1, 2008.

In July 2009, the Company decided to expand the mine and mill operations at Goldex to 8,000 tonnes per day and this project was completed in 2010. On October 19, 2011, the Company suspended mining operations and gold production from the GEZ, following the receipt of recommendations from independent consultants to halt underground mining operations during the investigation into geotechnical concerns with the rock above the mining horizon. The Company does not expect to produce more gold from the GEZ until the geotechnical concerns with the rock above the mining horizon are resolved, which may never occur.

In July 2012, the Company approved the development of the M and E Zones of the Goldex mine and commercial production was achieved in October 2013. Development work is continuing underground on the M and E Zones.

In January 2014, the Company acquired the Akasaba West property.

In 2015, the Goldex Deep 1 project was approved for production by Agnico Eagle's board of directors (the "Board" or "Board of Directors") and the Deep 1 project achieved commercial production on July 1, 2017. The Company has focused on mining the lower part of the Dx Zone and the top part of the D Zone, from a depth of 850 metres to 1,200 metres. The Company used Goldex infrastructure, with equipment and personnel. The mining method at the Deep 1 project is long-hole stoping with cemented paste backfill, which is the same method currently used at the M and E Zones.

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Mining and Milling Facilities

Surface Plan of the Goldex Mine (as at December 31, 2017)

The surface facilities at Goldex include a head frame, a hoist room, an ore storage facility, a processing plant, a paste backfill plant and a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property has a 790 metre deep shaft (Shaft #1), which historically was used to provide access to underground workings. Shaft #1 is now used for ventilation of the underground workings. Shaft #1 is scheduled to be dismantled in the spring of 2018 and the surface area rehabilitated as part of the ongoing rehabilitation program.

The sinking of a new production shaft was completed in 2007. This shaft (Shaft #2) is a 5.5-metre diameter shaft with a 50-centimetre thick concrete lining and is used for ventilation as well as hoisting purposes. Shaft #2 is 865 metres deep and includes five stations. A refurbished friction hoist was installed for production and service duties and an auxiliary hoist was installed for emergency and personnel service.

Rehabilitation of the old ramp near Shaft #1 was completed in 2015 to access the upper portion of the M Zone. The ramp will be used for getting material into the mine and as an emergency exit. In addition, a new heating system at surface was installed in early 2015.

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Mining Method

The Company mines the M and E Zones using primary and secondary stope methods. Drilling is carried out with ITH drills. Production holes are either 4.5 or 6.5 inches in diameter. Bulk emulsion is used as the primary explosive for stope blasting. For both zones, stopes are approximately 55 metres high. The width and length of individual stopes vary based on local rock mass quality, but an average stope is expected to range between 60,000 and 120,000 tonnes. Ore handling in the M Zone is done with 15 yard load-haul-dump machines. This equipment unloads into an ore pass accessible from each level. In the E Zone, located below the bottom of Shaft #2, ore handling is done with 15 yard load-haul-dump machines and 45 tonne trucks.

All stopes are supported with 10-15 metre cable bolts. In addition, the stability of certain stopes is remotely monitored in real time. The Company also uses paste backfill to allow for a high extraction ratio and to increase long term stability.

The same mining method used in the M and E Zones is used in the Deep 1 Zone, except that a Rail-Veyor system is used for ore handling between the lowermost level of Deep 1 (Level 120) and the current ore handling facilities (Level 76). The Rail-Veyor loading system on Level 120 is fed via a rock breaker room at Level 115. For Levels 85 to 115, 15 yard load haul dump machines unload into an ore pass reporting to the rock breaker room on Level 115. For the stopes on Level 120, 45 tonne trucks are used for ore handling to Level 115.

The Akasaba West project is expected to be mined over four years by open pit methods using a conventional shovel/truck operation. The mining rate is expected to be an average of 10,000 tonnes per day (waste and ore) and will feed the Goldex concentrator at a rate of 2,800 tonnes of ore per day. The Akasaba West project is expected to create flexibility and synergies for the Company's operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing costs of production.

Surface Facilities

Plant construction at Goldex was completed in the first quarter of 2008 and the plant reached design capacity in the second quarter of 2009. Grinding at Goldex is done through a two-stage circuit comprised of a SAG mill and a ball mill, plus a surface crusher to reduce the size of ore. A lamellar decanter was added to recover small particles present in the water overflow of the concentrate thickener. Approximately two-thirds of the gold is recovered through a gravity circuit, passed over shaking tables and smelted on site. The remainder of the gold and pyrite is recovered through a flotation process. The concentrate is then thickened and trucked to the mill at the LaRonde Complex where it is further treated by cyanidation. Gold recovered is consolidated with precious metals from the LaRonde circuit.

In 2013, a new backfill plant was built on the site. The tailing thickener underflow feeds the backfill plant and two disk filters increase the density before the continuous mixer where binder is added at a ratio of approximately 3.6% before being sent to the underground mine by two positive displacement pumps. Currently, the capacity of the backfill plant is approximately 9,000 tonnes per day.

In 2013, metallurgical testing on ore from the M and E Zones showed that the cement in the backfill would have a negative impact on the efficiency of the flotation circuit. As a result, a pH control (using carbon dioxide), a reservoir and control valves were added to the mill.

Gold from Akasaba West will be first recovered in the Goldex gravity separation circuit where 20% of the gold is expected to be recovered. The remaining recoverable gold and copper will be recovered in the Goldex bulk sulphide flotation concentrate. The sulphide bulk concentrate from Goldex Deep and Akasaba West will be transported by truck to the LaRonde Complex where the remaining gold and copper will be recovered through the LaRonde copper flotation circuit.

Production and Mineral Recoveries

During 2017, the Goldex mine had payable production of 110,906 ounces of gold from 2.4 million tonnes of ore grading 1.53 grams of gold per tonne. The production costs per ounce of gold produced at Goldex in 2017 were $640. The total cash costs per ounce of gold produced at Goldex in 2017 were $610 on a by-product basis and $611 on a co-product basis and the processing facility averaged 6,564 tonnes of ore per day and operated 95.0% of available time. During 2017, gold recovery averaged 93.9%. The production costs per tonne at Goldex were C$38 and the minesite costs per tonne were C$37 in 2017.

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The following table sets out the metal recoveries at the Goldex mine in 2017.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	1.53 g/t	93.91%	110,906 oz

Gold production during 2018 at the Goldex mine is expected to be approximately 115,000 ounces from 2.5 million tonnes of ore grading 1.57 grams of gold per tonne at estimated total cash costs per ounce of approximately $682 on a by-product basis, with estimated gold recovery of 93.0%. Minesite costs per tonne of approximately C$40 are expected in 2018.

Environmental, Permitting and Social Matters

Environmental permits for the construction and operation of the Goldex mine were received from the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec) in October 2005. The permits also covered the construction and operation of a sedimentation pond for mine water treatment and sewage facilities. In June 2011, the permits were revised to allow for the expansion of the mine and mill operations to 9,500 tonnes per day. In June 2012, environmental permits were received for the construction and operation of a paste backfill plant in connection with the development of the M and E Zones.

In November 2006, the Company and the Quebec government signed an agreement permitting the Company to dispose of Goldex tailings at the Manitou site, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. The Manitou tailings site has issues relating to acid drainage, and the construction of tailings facilities by the Company and the deposit of tailings from Goldex on the Manitou tailings site was accepted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec) as a valid rehabilitation method to address the acid generation problem at Manitou. Under the agreement, the Company manages the construction and operation of the tailings facilities and contributes an amount equivalent to the Company's budget for tailings facilities set out in the Goldex feasibility study. The Quebec government pays for all costs in excess of this amount and retains responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facilities. The Company has also built a separate tailings deposit area (auxiliary tailings pond) near the Goldex mine to be used during tailings pipeline work. Environmental permits for the construction and operation of the auxiliary tailings pond were received in March 2007. The rehabilitation of the Manitou tailings site is expected to continue during the mining of the M and E Zones and additional mining zones, including the Deep 1 Zone.

The Akasaba West project requires both provincial and federal permitting. The permitting process is ongoing and the Company currently expects to begin sourcing open pit ore from Akasaba West in 2020.

Capital Expenditures

Capital expenditures at the Goldex mine during 2017 were approximately $57.1 million, which included sustaining capital expenditures, expansion construction, deferred expenses and capitalized exploration expenses. Total estimated capital expenditures for 2018 are $51.1 million, including capitalized exploration expenses.

Capital expenditures at the Akasaba West project during 2017 were approximately $2.5 million, which included engineering studies, environmental permitting, community initiatives and upgrading the road between Goldex and the Akasaba West project. Total estimated capital expenditures for 2018 at Akasaba West are $2.3 million.

Development

During 2017, approximately 9,589 metres of lateral development were completed at the Goldex mine. A total of 454 metres of vertical development was also completed in order to establish both the ore pass system servicing the M Zone and the ventilation network servicing the M and Deep 1 Zones.

A total of 8,325 metres of lateral development is planned for all zones in 2018, including 2,200 metres to develop an exploration ramp for the Deep 2 project. Also, a total of 1,080 metres of vertical development is planned to extend the ore pass system and to ensure proper ventilation of the Deep 1 Zone.

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Geology, Mineralization, Exploration and Drilling

Geology

The Goldex property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of the Abitibi Subprovince with the Pontiac Subprovince is marked by the east-southeast trending CLL fault zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the "Goldex Granodiorite", located in a succession of mafic to ultramafic volcanic rocks that are all generally oriented west-northwest.

The M Zone has an approximate length of 440 metres, a height of 350 metres and a thickness of 130 metres. The E Zone, adjacent to the eastern end of the GEZ, has an approximate length of 250 metres, a height of 290 metres and a thickness of 130 metres. The Deep 1 Zone is approximately 90 metres below the GEZ and extends to 1,500 metres below the surface. It appears to have an approximate strike length of 350 metres, a height of 600 metres and thickness of 120 metres.

The Akasaba West property is located in the Southern Volcanic Zone of the Abitibi Greenstone Belt within the South Domain of the Malartic Composite Block. The southern part of the property also hosts rocks from the Piché and Cadillac groups and from the Pontiac Subprovince. The east-west trending Larder Lake – Cadillac tectonic zone crosses the Akasaba West property in its southern portion.

Mineralization

Gold mineralization at Goldex corresponds to the classical quartz-tourmaline vein lode-gold deposit type. The gold-bearing quartz-tourmaline pyrite veins and vein stockwork, hosted within a quartz-diorite dyke, are the result of a strong structural control, related to ductile shearing and brittle faulting. The most significant structure directly related to mineralization is a discrete shear zone, the Goldex Mylonite, which is up to five metres wide and occurs within the Goldex Granodiorite, just south of the Deep 1 Zone and north of the M Zone.

A couple of vein sets exist within the M, E, Deep 1 and P zones, of which the main set consists of extensional-shear veins dipping approximately 30 degrees south. The vein sets and associated alteration halos combine to form stacked envelopes up to 30 metres thick.

Moderate to strong albite-carbonate alteration of the host-rock quartz diorite surrounds the quartz-tourmaline-pyrite veins and covers almost 80% of the mineralized zone; outside of the envelopes, prior chlorite alteration affects the quartz diorite and gives it a darker grey-green colour. Occasionally, enclaves of relatively unaltered medium grey-green-coloured quartz diorite (with no veining or gold) are found within the M, E and Deep 1 zones. They are removed with the rest of the stope's ore to allow for a smooth stope shape, required for mining purposes.

Most of the gold occurs as microscopic particles that are almost always associated with pyrite, generally adjacent to grains and crystals but also 20% included within the pyrite. The gold-bearing pyrite occurs in the quartz-tourmaline veins and in narrow fractures in the albite-carbonate-altered quartz diorite (generally immediately adjacent to the veins).

The mineralization zone on the Akasaba West property consists of a low grade mineralized envelope characterized by the widespread presence of finely disseminated chalcopyrite, the mineralization is primarily contained within the quartz-diorite unit.

Exploration and Drilling

Exploration on the Goldex property was concentrated in three periods from 1963 to 1996. During the period from 1985 to 1996, Shaft #1 was sunk to 457 metres, followed by 3,810 metres of lateral development and 520 metres of slashing, a bulk sample of roughly 55,886 tonnes and approximately 32,000 metres of diamond drilling in the Main Zone. Concurrently, widely spaced drilling, comprised of approximately 50 diamond drill holes, led to the discovery and beginning of the development of the GEZ. In 1996, Shaft #1 was deepened to 790 metres, followed by 853 metres of lateral development, cross-cuts and slashing, two bulk samples for 136,200 tonnes and 23,000 metres of underground drilling in GEZ.

Diamond drilling at Goldex in 2017 totaled 465 holes for a total length of 82,510 metres. Of this total, 165 holes (38,162 metres) were for exploration of the M, Deep 1, Deep 2 and South zones at a cost of $2.1 million, three holes (2,714 metres) were for expensed exploration drilling of Deep 3 at a cost of $0.2 million, 261 holes (37,130 metres) were for conversion drilling, principally in the Deep 1 and South zones, at a cost of $2.1 million, 26 holes (3,465 metres) were

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delineation drilling in the M, E and Deep 1 zones at a cost of $0.2 million and ten holes (1,039 metres) were drilled for the engineering and mining departments at a cost of $0.1 million.

In 2018, the Company expects to spend $5.3 million on 63,900 metres of capitalized exploration drilling and $1.1 million on 10,000 metres of expensed drilling.

Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable mineral reserves at the Goldex mine at the end of 2017 was 0.9 million ounces (18.2 million tonnes of ore grading 1.57 grams of gold per tonne), which represents a slight increase of gold in mineral reserves from the end of 2016, after producing 118,947 ounces of gold (126,660 ounces in situ gold mined). The increase is largely due to the successful conversion of mineral resources to mineral reserves, mainly in the D Zone as well as in the M and E Zones. The mineral reserve grade decreased from 1.64 grams of gold per tonne at the end of 2016 to 1.57 grams of gold per tonne at the end of 2017. Measured and indicated mineral resources at the Goldex mine increased by 0.3 million tonnes of ore to 30.6 million tonnes of ore grading 1.80 grams of gold per tonne, primarily due to positive drilling results in the Deep 1 and South zones, resulting in the conversion of inferred mineral resources to indicated mineral resources. In 2017, there was an increase in inferred mineral resources of approximately 5.0 million tonnes of ore to 26.9 million tonnes of ore grading 1.51 grams of gold per tonne. This increase in the inferred mineral resources was primarily due to positive drilling results in the Deep 1, Deep 2 and South zones, resulting in new inferred mineral resources which was offset by the inferred mineral resources converted to indicated mineral resources.

Canadian Malartic Mine

The Canadian Malartic mine is located approximately 25 kilometres west of the City of Val-d'Or and 80 kilometres east of City of Rouyn-Noranda. The mine lies within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau. At December 31, 2017, the Canadian Malartic mine was estimated to have proven and probable mineral reserves containing approximately 3.2 million ounces of gold comprised of 90.5 million tonnes of ore grading 1.10 grams per tonne (representing the Company's 50% interest).

The Company acquired its 50% interest in the Canadian Malartic mine on June 16, 2014 through its joint acquisition of Osisko with Yamana. See "General Development of the Business – Pre 2015" for further details of the Company's acquisition of its 50% interest in the Canadian Malartic mine.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine and the Fourniere, Midway and Piche-Harvey properties. The Canadian Malartic property consists of a contiguous block comprising one mining concession, six mining leases and 272 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and July 27, 2037, and each lease is automatically renewable for three further ten-year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed from either Val d'Or in the east or Rouyn-Noranda in the west via Quebec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic property. The Canadian Malartic property is further accessible by a series of logging roads and trails. The Canadian Malartic mine is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest airport is located in Val-d'Or.

A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre-stripping work. The height of this landscaped ridge is 15 metres where the concentration of residents is higher and five to six metres near less populated areas.

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Location Map of the Canadian Malartic Mine (as at December 31, 2017)

690 000E
695 000E
700 000E
705 000E
710 000E
715 000E
720 000E
725 000E
5 345 000N
5 340 000N
5 335 000N
5 330 000N
N
Rivière-Héva
Lake Malartic
Lapa Property
117
Malartic
Piche-Harvey Property
Midway Property
Fourniere Property
Lake Fournière
CANADIAN MALARTIC
Quebec
Rouyn
Val D'Or
Montreal
Lakes and Streams
Roads, Hwy and railway
Canadian Malartic JV Property
Pandora Property - CMC 100%
Wood Pandora Property 50 / 50 Globex - CMC
CHL property
Currie - Mills Estate 15 % CMC 85 %
0
5
kilometres
Coordinates system: UTM NAD83-Z17

Most of the mining claims are subject to a 5% net smelter return royalty payable to New Osisko. The mining claims comprising the CHL Malartic prospect at Canadian Malartic are subject to 3% net smelter return royalties payable to each of New Osisko and Abitibi Royalties. In addition, 101 of the mining claims at the Canadian Malartic property are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2017, the Partnership, which is the operator of the Canadian Malartic mine, paid C$64.3 million in the aggregate with respect to these net smelter return royalties, and expects to pay approximately C$63.5 million in 2018.

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. As of March 31, 2011, the Canadian Malartic mine had received all formal government permits required for its construction and related activities. The Canadian Malartic mine achieved commercial production on May 19, 2011.

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Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2017)

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic pit. The Partnership continues to work with the Quebec Ministry of Transport and the town of Malartic on the deviation of Quebec provincial highway No. 117 to gain access to the higher grade Barnat and Jeffrey deposits. The final layout and an environmental impact assessment were completed at the end of January 2015. The Quebec Bureau d'audiences publiques sur l'environnement ("BAPE") issued a report on the Canadian Malartic pit extension on October 5, 2016. The BAPE report concluded that the project is acceptable and provided several recommendations intended to enhance social acceptability. The Quebec government issued the decree authorizing both the pit extension and deviation of Quebec provincial highway No. 117 on April 12, 2017. The authorizing decree is subject to an application for judicial review (see "Legal Proceedings and Regulatory Actions – Canadian Malartic").

Mining Methods

Mining at the Canadian Malartic mine is done by open pit method using excavators and trucks. In order to maximize productivity and limit the number of units operating in the pit, large scale equipment is used for the mine operation. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tonnes per day. The continuity and consistency of the mineralization, coupled with tight definition drilling, which has been confirmed by seven years of mining operations, demonstrates the amenability of the mineral reserves and mineral resources to the selected mining method.

The throughput at the Canadian Malartic mine in 2017 averaged 55,774 tonnes per day, compared with 53,665 tonnes per day in 2016. The increased throughput in 2017 was largely due to mill optimization, additional crushed ore from the portable crusher and mill stability.

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the process plant and the crushing plant. The processing plant has a capacity of 55,000 tonnes of ore per day.

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Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed via electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

Production and Mineral Recoveries

During 2017, Agnico Eagle's 50% share of the Canadian Malartic mine's payable production was 316,731 ounces of gold and 341,084 ounces of silver from 20.4 million tonnes of ore grading 1.09 grams of gold per tonne and 1.5 grams of silver per tonne. The production costs per ounce of gold produced at Canadian Malartic in 2017 were $595. The total cash costs per ounce of gold produced at Canadian Malartic in 2017 were $576 on a by-product basis and $594 on a co-product basis. The Canadian Malartic processing facility averaged 55,774 tonnes per day and operated approximately 95.2% of available time. Gold and silver recovery averaged 88.6% and 72.0%, respectively. The production costs per tonne at Canadian Malartic were C$24 and the minesite costs per tonne were C$24 in 2017.

The following table sets out the metal recoveries at the Canadian Malartic mine on a 100% basis in 2017.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	1.092 g/t	88.6%	633,461 oz

Silver	1.447 g/t	72.0%	682,169 oz

The Company's 50% share of annual production at the Canadian Malartic mine in 2018 is expected to consist of approximately 325,000 ounces of gold and 325,000 ounces of silver from 10.0 million tonnes of ore grading 1.14 grams of gold per tonne and 1.4 grams of silver per tonne. The total cash costs per ounce in 2018 are expected to be approximately $586 per ounce on a by-product basis, with estimated gold recovery of 89.0% and silver recovery of 73%. Minesite costs per tonne of approximately C$25 are expected in 2018.

Environmental, Permitting and Social Matters

In 2015, an action plan was developed and implemented by the Partnership to mitigate noise, vibrations, atmospheric emissions and ancillary issues. Mitigation measures were put in place to improve the process and avoid any environmental non-compliance. As a result, the Partnership has improved its environmental performance compared to previous years. With respect to activities in 2017, the Partnership received three non-compliance blast notices, an increase from the single notice received with respect to activities in 2016. The mine's team of on-site environmental experts continue to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. See "Legal Proceedings and Regulatory Actions" for further details on the class action lawsuit.

Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens to develop a "Good Neighbour Guide" that addresses the allegations contained in the lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and a home acquisition program, began on September 1, 2016. Under the compensation program, over 90% of the residents of Malartic have agreed to settle their claims for the compensation offered by the Company. Compensation offered to eligible individuals in 2017 will be paid in the first quarter of 2018. The compensation program has been suspended for residents in the southern sector of Malartic who are also members of the above-noted class action until a final judgment is rendered with respect to their right to individually settle with the Partnership. To date, 31 residences have been acquired in the southern sector of Malartic under the acquisition program of the Good Neighbour Guide.

The waste rock pile was originally designed to accommodate approximately 326 million tonnes of waste rock requiring a total storage capacity of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension and now includes storage capacity for approximately 740 million tonnes.

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The expansion of the open pit, with the production from the Canadian Malartic pit extension, will increase the total amount of tailings to 342 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated to be 198 million tonnes. An additional tailings cell was authorized by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec) and construction began in the third quarter of 2017. This cell will add capacity for approximately 50 million tonnes of tailings and is expected to be in operation in 2018. In addition, the Partnership plans to store additional tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan, up to 100 million tonnes of tailings will be deposited in the Canadian Malartic pit once mining in the pit is completed.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit is part of the approval process for the Canadian Malartic pit extension. Golder Associates Ltd. is preparing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Any delays in the expected timing of the permits required for the Canadian Malartic pit extension could have a negative impact on the mining sequence at Canadian Malartic.

The public hearings as part of the BAPE process took place in June and July 2016 for the Canadian Malartic pit extension and the BAPE issued their report in October 2016, with a recommendation to the Minister that the project be accepted with certain conditions. The Quebec government issued the decree authorizing both the pit extension and deviation of Quebec provincial highway No. 117 on April 12, 2017.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the southeast pond will eventually need to be released into the environment. A water treatment plant ensures that the water to be released into the environment meets water quality requirements. This water treatment plant reduces the risks associated with surface water management and adds flexibility to the water usage system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years.

Capital Expenditures

The Company's portion of capital expenditures at the Canadian Malartic mine during 2017 were approximately $86.5 million, which included sustaining capital expenditures, deferred expense and capitalized exploration. The Company's portion of budgeted 2018 capital expenditures at the Canadian Malartic mine are $91.8 million, including capitalized exploration expenditures.

Development

Development activities at the Canadian Malartic mine in 2017 primarily consisted of minor stripping activities, brush cutting and the construction of a bridge that will be used for crossing Quebec provincial highway No. 117. Development activities in 2018 are expected to include additional stripping activities in the extension area, topographical blasting, road deviation preparation, old pit and caved areas filling and other field works. Permitting activities are ongoing.

Geology, Mineralization, Exploration and Drilling

Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone ("LLCFZ"). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280 – N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are

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metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit. 1.5 kilometres to the east is the Odyssey deposit, with mineralization associated with a fault along both hanging wall and footwall contacts of a 300 metre wide dioritic intrusive.

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).

Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), most of which are generally spatially associated with stockworks and disseminations within mafic or intermediate porphyritic intrusions.

Exploration and Drilling

Gold was first discovered in the Malartic area in 1923 by the Gouldie Brothers at what is now designated the Gouldie Zone. During the period from 1935 to 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced approximately 5.5 million ounces of gold and 1.9 million ounces of silver, mostly from underground operations.

Diamond drilling is used for exploration on the Canadian Malartic property. In 2017, 60 holes (54,500 metres) were drilled for definition (conversion) drilling and three holes (4,500 metres) were drilled for exploration drilling, aimed at targets approximately 800 metres below the pit. Exploration expenditures at the Canadian Malartic mine during 2017 were approximately C$3.1 million (50% basis). The main focus of the 2017 exploration program concentrated on below pit mineralization extensions.

In 2018, the Partnership expects to spend approximately C$5.0 million on exploration drilling at Canadian Malartic in order to identify and validate below pit mineralization.

In 2017, regional exploration on the Canadian Malartic property, other than the pit area, involved the drilling of 116 holes (82,757 metres) for definition (conversion) drilling and 20 holes (9,366 metres) for exploration drilling. Regional exploration expenditures at the Canadian Malartic mine during 2017 were approximately C$6.99 million (50% basis). The main focus of the 2017 regional exploration program concentrated on drill definition of the Odyssey deposit located 1.5 kilometres east of the current limit of the Canadian Malartic pit.

In 2018, the Partnership expects to spend approximately C$5.25 million (50% basis) on regional exploration drilling at Canadian Malartic. Exploration programs are planned to identify and extend already known mineralized zones mainly in the vicinity of the Odyssey Zone.

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Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable mineral reserves at the Canadian Malartic mine at the end of 2017 was 3.2 million ounces (90.5 million tonnes of ore grading 1.10 grams per tonne of gold), which represents a decrease of approximately 359,000 ounces of gold as compared to the end of 2016, after producing 316,730 ounces of gold (378,830 ounces in situ gold mined). The reduction in mineral reserves was principally associated with ore mined during 2017. Measured and indicated mineral resources at the Canadian Malartic mine were essentially unchanged at the end of 2017 at 13.0 million tonnes grading 1.54 grams of gold per tonne. The grade increased due to an increase in the assumptions of certain economic parameters, including milling, general and administrative and refining costs. Inferred mineral resources at the Canadian Malartic mine (including East Malartic and Odyssey) increased by 15.0 million tonnes in 2017 to 35.0 million tonnes grading 2.05 grams of gold per tonne, mainly due to the initial inferred mineral resources at the East Malartic zone. All numbers shown for Canadian Malartic reflect Agnico Eagle's indirect 50% ownership in the mine.

Kittila Mine

The Kittila mine, which commenced commercial production in May 2009, is located in northern Finland approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila. At December 31, 2017, the Kittila mine was estimated to contain proven and probable mineral reserves of 4.1 million ounces of gold comprised of 26.9 million tonnes of ore grading 4.74 grams of gold per tonne. The Kittila mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately ten kilometres north of the village of Kiistala.

The total landholdings surrounding and including the Kittila mine comprise two mining licences and 93 tenements. The tenements form a continuous block around the Kittila and Kuotko mining licences. The block has been divided into the Suurikuusikko area (which includes the Rouravaara area), the Suurikuusikko West area, the Suurikuusikko East area, Hanhimaa and the Kittila and Kuotko mining licences. The Kuotko mining licence is located approximately 15 kilometres north of the Kittila mine. The Kuotko mining licence is currently in the environmental review process.

The boundary of the mining licence is determined by ground-surveyed points, whereas the boundaries of the tenements are not required to be surveyed. All of the tenements at the Kittila mine are registered in the name of Agnico Eagle Finland Oy, an indirect, wholly-owned subsidiary of the Company. The expiry dates of the tenements vary, with the earliest expiry date having occured in January 2018 (for which extension applications have been submitted and are expected in the ordinary course). Tenements are initially valid for four years, provided exploration work in the area is reported annually and a small annual fee is paid to maintain title. Extensions of titles can be granted for 11 additional years upon payment of a slightly higher fee and active exploration in the area. During the exploration phase, the boundaries of the tenements may be changed by either reducing parts or the whole of an individual tenement or by merging individual tenements into larger ones. Agnico Eagle Finland Oy also holds the mining licence in respect of the Kittila mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland.

The mine is located within the Arctic Circle, but the climate is moderated by the Gulf Stream off the coast of Norway, such that northern Finland's climate is comparable to that of eastern Canada. Exploration and mining work can be carried out year-round.

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Location Map of the Kittila Mine (as at December 31, 2017)

KITTILA
Finland
Kittila
Rovaniemi
Helsinki
0
500
kilometres
2540000E
2560000E
2580000E
7550000 N
7530000 N
7510000 N
N
Lake Sarkojärvi
Lake Porttipahdan tekojärvi
Iso-Kuotko
Hanhimaa
Riv. Kapsajoki
Lake Hanhimaa
Lake Munajärvi
Kittila Mining Lease
Riv. Rourajoki
SIRKA (Levi)
Lake Rastijärvi
Lake Vesmajärvi
Riv. Seurujoki
KITTILA
80
To Sodankyjä
Agnico Eagle Properties
Lakes and Streams
Road
0
15
kilometres
Finnish coordinate system: KKJ Zone2

The Company acquired its 100%, indirect interest in the Kittila mine through the acquisition of Riddarhyttan in November 2005. In June 2006, the Company approved construction of the Kittila mine. Mining at Kittila started initially using the open pit mining method. Open pit mining ended in November 2012 and all mining is currently carried out underground via ramp access. Ore is processed in a 3,750-tonne per day surface processing plant that was commissioned in late 2008, and expanded from 3,000 to 3,750 tonnes per day in 2014. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009.

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Mining and Milling Facilities

Surface Plan of the Kittila Mine (as at December 31, 2017)

2558000mE
255900mE
256000mE
7540000 N
7539000 N
7538000 N
7537000 N
7536000 N
7535000 N
N
Kittila Mining Lease
Sisar Zone
(projection from
800m below surface)
Tailing
management
facility
Rimpi U/G portal
River Seurujoki
Rouravaara South pit
U/G portal
Low
grade
pad
Ore stockpile
Processing plant
Mine offices
Waste rock
dump
Suurikuusikko pit
Overburden
deposit
Etela pit
Ketola pit
0
1
kilometres
Finnish coordinate system: KKJ Zone2

The orebodies at Kittila were initially mined from two open pits, followed by underground operations accessed by ramp to mine the deposits further beneath the surface. Smaller additional open pits may be used to mine any remaining mineral reserves close to the surface in the future. As of December 31, 2017, a total of 11.5 million tonnes of ore have been processed, including ore from the open pits and underground, 0.25 million tonnes of ore are currently stockpiled and

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42.0 million tonnes of waste rock have been excavated, including both open pit and underground excavation. Work continued throughout 2017 to develop the exploration and Rimpi ramps, as well as other work to access the underground mineral reserves, including development of a ramp towards the Sisar Zone. Total underground (lateral and vertical) development at the end of 2017 was approximately 102 kilometres. Underground mining commenced in the fourth quarter of 2010 and, at the end of 2017, a total of 8.0 million tonnes of ore has been mined from the underground portion of the mine.

Mining Methods

At the Kittila mine, the Suurikuusikko and the Rouravaara orebodies are currently mined by underground mining methods and access to the underground mine is via ramp. Approximately 5,000 tonnes of ore per day are fed to the concentrator, exceeding the nominal capacity of 3,750 tonnes per day. The underground mining method is open stoping with delayed backfill. Stopes are between 25 and 40 metres high and yield between 8,000 and 40,000 tonnes of ore per stope. To ensure sufficient ore production is available in the future to supply the mill, over 15,000 metres of tunnels will be developed each year. After extraction, stopes are filled with paste backfill or cemented backfill to enable the safe extraction of ore in adjacent stopes. Ore is trucked to the surface crusher via the ramp access system. On February 14, 2018, the Board approved the construction of a 1,044 metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades. The construction of the shaft is expected to be completed by 2021.

Surface Facilities

Construction of the processing plant and associated equipment was completed in 2008. Facilities at the Kittila mine include office buildings, a maintenance facility for mining equipment, a warehouse, a second maintenance shop, an oxygen plant, a processing plant, a paste backfill plant, a tank farm, a crusher, conveyor housings, an ore bin and a sulfate removal plant at the NP3 tailings area. In addition, there are several temporary structures used for contractor offices and work areas.

The ore at the Kittila mine is treated by grinding, flotation, pressure oxidation and CIL circuits. After grinding, ore processing consists of two stages. In the first stage, ore is enriched by flotation and, in the second stage, the gold is extracted by pressure oxidation and CIL processes. At the end of the second stage, gold is recovered from the carbon in a Zadra elution circuit and recovered from the solution using electrowinning and finally poured into dore bars using an electric induction furnace.

Production and Mineral Recoveries

In 2017, the Kittila mine had payable production of 196,938 ounces of gold from 1.7 million tonnes of ore grading 4.15 grams of gold per tonne. The production costs per ounce of gold produced at Kittila in 2017 were $753. The total cash costs per ounce of gold produced at Kittila in 2017 were $753 on a by-product basis and were $754 on a co-product basis and the processing facility averaged 4,615 tonnes of ore per day and operated 88.5% of available time. During 2017, flotation recoveries averaged 93.7%. Recoveries in the second stage of the process in 2017 averaged 93.5% and global recoveries were 87.6%. The production costs per tonne at Kittila were €78 and the minesite costs per tonne were €78 in 2017.

The following table sets out the metal recoveries at the Kittila mine in 2017.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	4.15 g/t	87.6%	196,938 oz

In 2018, the Kittila mine is expected to produce approximately 190,000 ounces of gold from 1.7 million tonnes of ore grading 4.08 grams of gold per tonne at estimated total cash costs per ounce of approximately $830 on a by-product basis, with estimated gold recovery of 86.0%. Minesite costs per tonne of approximately €78 are expected in 2018.

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Environmental, Permitting and Social Matters

Agnico Eagle Finland Oy currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila mine.

The construction of the first phase of the tailings storage facility ("TSF") was completed in the fall of 2008. Work on the second phase was completed in 2010 and included the expansion of the TSF. Work on the third phase began in 2013 and included work to heighten the confining structure. An additional raise was completed in 2017 and a further raise is planned for 2018. As a result of lower than expected tailings density, tailings management will remain challenging until a new cell of the TSF becomes available. See "Risk Factors – If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production". Planning and permitting on the next cell have commenced.

Water from dewatering the mine and water used in the mine and mill is collected and treated by sedimentation. Emissions and environmental impact are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities. Work on enhancing the scrubbing of mill gases has resulted in a design to recover heat loss and use it to heat buildings, and this work is continuing. Financial assurance is provided to the environmental authorities on an annual basis in the amount prescribed by the environmental permit.

The environmental permit renewal was received in July 2013. To comply with the requirements of the permit, a water treatment plant for sulfate was built and commissioned in the fourth quarter of 2016. This new treatment plant is part of an updated effluent management plan which includes relocation of the effluent discharge. Permitting is underway for this new discharge location and the Company is awaiting the approval of a transitional permit that would allow meeting effluent discharge limits until a new effluent discharge point is authorized and implemented.

Capital Expenditures

Capital expenditures at the Kittila mine during 2017 totaled approximately $87.8 million, which included mill modification, mine site exploration, Rimpi and Sisar area development, underground development, sustaining capital costs and capitalized exploration.

The Company expects capital expenditures during 2018 at the Kittila mine to be approximately $164.2 million, including capitalized exploration.

Development

In 2017, underground development continued in both the Suurikuusikko and Rouravaara mining areas. A total of 16,477 metres of ramp and sublevel access development were completed during the year. A total of 170,000 tonnes of ore from development and 1.4 million tonnes of stope ore were mined in 2017. The Company expects to complete approximately 12,000 metres of lateral development (excluding the Rimpi area) and 3,300 metres of vertical development during 2018.

Geology, Mineralization, Exploration and Drilling

Geology

The Kittila mine is situated within the Kittila Greenstone belt, part of the Lapland Greenstone belt in the Proterozoic-age Svecofennian geologic province. The appearance and geology of the area is similar to that of the Abitibi region of the Canadian Shield. In northern Finland, the bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

The mine area is underlain by mafic volcanic and sedimentary rocks metamorphosed to greenschist assemblages and assigned to the Kittila group. The major rock units trend north to north-northeast and are near-vertical. The volcanics are further sub-divided into iron-rich tholeiitic basalts located to the west and magnesium-rich tholeiitic basalt, coarse volcaniclastic units, graphitic schist and minor chemical sedimentary rocks located to the east. The contact between these two rock units consists of a transitional zone (the "Porkonen Formation") varying between 50 and 200 metres in thickness. This zone is strongly sheared, brecciated and characterized by intense hydrothermal alteration and gold mineralization, features consistent with major brittle-ductile deformation zones. The zone is part of a major north-northeast-oriented shear zone (the "Suurikuusikko Trend").

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Mineralization

The Porkonen Formation hosts the Kittila gold deposit, which contains multiple mineralized zones stretching over a strike length of more than 25 kilometres. Most of the work at the Kittila mine has been focused on the 4.5-kilometre stretch that hosts the known gold in mineral reserves and mineral resources. From north to south, the zones are Rimminvuoma ("Rimpi-S"), the deep extension of Rimminvuoma ("Rimpi Deep"), North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), depth extension of Rouravaara and Suurikuusikko ("Suuri/Roura Deep"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri and Suuri/Roura Deep zones include several parallel sub-zones that have previously been referred to as Main East, Main Central and Main West. The Suuri zone hosts approximately 11% of the current probable gold reserve estimate on a contained-gold basis, while Suuri Deep has approximately 25%, Roura-C approximately 3%, Roura Deep approximately 28%, Rimpi Deep approximately 27% and Rimpi-S approximately 6%.

Gold mineralization in these zones is associated with intense hydrothermal alteration (carbonate-albite-sulphide), and is almost exclusively refractory, locked inside fine-grained sulphide minerals: arsenopyrite (approximately 73%) or pyrite (approximately 23%). The remainder is free gold, which is manifested as extremely small grains of gold in pyrite.

Exploration and Drilling

Diamond drilling is used for exploration on the Kittila property. In 2017, all of the work on the mining licence area focused on the Roura, Rimpi and Sisar areas. A total of 710 drill holes were completed in 2017 for a length of 77,800 metres. Of these drill holes, 569 holes (35,841 metres) were for delineation drilling, 44 holes (8,579 metres) were for condemnation and technical studies, 35 holes (7,450 metres) were for conversion drilling and 62 holes (25,926 metres) were for mine exploration. Total expenditures for exploration and delineation related diamond drilling in 2017 were €9.4 million, including €0.7 million for conversion drilling and €5.5 million for exploration.

In 2017, a total of 21 exploration drill holes, totaling 4,695 metres, were drilled on the Kuotko mining licence area. Total expenditures for the exploration drilling carried out in the Kuotko area in 2017 were €0.7 million.

Outside of the Kittila and Kuotko mining licence areas, systematic diamond drilling and target-focused ground geophysics continued along the Suurikuusikko Trend, and a number of targets were tested by diamond drilling in 2017. A total of 32 diamond drill holes, totaling 7,588 metres, were drilled on exploration targets outside of the mining licence areas in 2017, at a cost of $3.3 million.

The 2018 exploration budget for the Kittila mine is approximately $11.2 million (for 53,000 metres of drilling). This drilling is planned to further explore the Kittila mineral reserve and mineral resource potential and to evaluate the potential to develop the Sisar Zone as a new mining horizon at Kittila. In addition, diamond drilling and deep EM-geophysical surveys are planned for further exploration on the Kuotko area. Outside of the mining licence areas, diamond drilling is planned for exploration along the Suurikuusikko, Kapsa and Hanhimaa Trends.

Mineral Reserves and Mineral Resources

In 2017, proven and probable gold reserves decreased by approximately 389,209 ounces to 4.1 million ounces of gold (26.9 million tonnes of ore grading 4.74 grams of gold per tonne), after producing 196,938 ounces of gold (224,772 ounces in situ gold mined). This decrease was primarily due to ore mined during the year and the application of a higher cut-off grade. Measured and indicated mineral resources remained essentially unchanged at December 31, 2017 at 20.7 million tonnes of ore grading 3.09 grams of gold per tonne. Inferred mineral resources decreased by 1.7 million tonnes from 2016 to 9.4 million tonnes of ore grading 4.18 grams of gold per tonne. At the end of 2017, the Kuotko deposit contained inferred mineral resources of 0.3 million tonnes of ore grading 3.18 grams of gold per tonne.

Meadowbank Complex (including the Meadowbank Mine and Amaruq Satellite Deposit)

The Meadowbank mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In 2016, the Company completed an internal preliminary economic assessment on the Amaruq satellite deposit at Meadowbank, which is located 50 kilometres northwest of the Meadowbank mine. Based on this study, the Company approved the project in February 2017 for development pending the receipt of the required permits, which are currently expected to be received by the second quarter of 2018. A prefeasibility study on the Amaruq satellite deposit at Meadowbank in 2017 led to the declaration of initial mineral reserves at the Amaruq satellite deposit at Meadowbank.

At December 31, 2017, the Meadowbank Complex, including the Amaruq satellite deposit at Meadowbank, was estimated to contain proven and probable mineral reserves of 2.7 million ounces of gold comprised of 24.8 million tonnes of ore

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grading an average of 3.40 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank mine in 2007 by the acquisition of Cumberland Resources Ltd. The Amaruq property is also 100% owned by the Compmay following the agreement with Nunavut Tunngavik Inc. ("NTI") in 2013 and with the Kivalliq Inuit Association (the "KIA") in 2017.

Location Map of the Meadowbank Mine, Including Amaruq (as at December 31, 2017)

The Meadowbank mine is held under ten Crown mining leases, four exploration agreements and 30 Crown mineral claims. The Crown mining leases, which cover the Portage, Goose and Goose South deposits, are administered under federal legislation. The Crown mining leases, which have renewable ten-year terms, have no annual work commitments but are subject to annual rent fees that vary according to their renewal date. The production lease with the KIA is a surface lease and requires the payment of C$160,823 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations. In order to conduct exploration on the Inuit-owned lands at the Meadowbank Complex, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards. The Company has obtained all of the approvals and licences required to build and operate the Meadowbank mine.

At Meadowbank, the Company holds two mineral exploration agreements granted by the NTI, the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. In 2018, exploration agreements covering the Vault and Amaruq deposits will require annual rental fees of C$107,540 and C$122,517, respectively. During the

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exploration phase, the concessions can be held for up to 20 years and the concessions can be converted into production leases with annual fees of C$500 per hectare, with no annual work commitments.

In 2012, the Company signed a production lease with NTI covering the extraction and processing of gold from the Vault deposit. This lease authorizes the Company to mine and process gold from the Vault deposit and sets in place royalty payments that are equivalent to those being paid by the Company at the Portage and Goose pits. Production from the concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of the gross revenue.

The 30 Crown mineral claims are subject to land fees and work commitments. Land fees are payable only when work is filed. The most recent filing was in 2012, when approximately $7,254 in land fees were paid and $4,426,941 in assessment work was submitted.

In December 2016, the Amaruq satellite deposit at Meadowbank received an amended type B water licence authorizing the development and construction of a portal/ramp and associated infrastructure. A commercial lease with the KIA authorizes the construction and operation of the exploration camp and exploration activities in a defined area. An exploration permit with the KIA authorizes the exploration activities that are located outside the commercial lease area. In November 2017, the Company received a pre-development exemption from the Nunavut Impact Review Board (the "NIRB") and, in February 2018, a Type B Licence to begin shipping material, expanding the road and preliminary site development at the Whale Tail pit.

The Meadowbank area is considered to have an arid arctic climate with temperatures ranging from five to minus 40 degrees Celsius in the winter (from October to May) and from minus five to 25 degrees Celsius throughout the summer (from June to September). Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be hampered in December and January by the cold and darkness.

The Meadowbank mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine also has a 1,752-metre long gravel airstrip, permitting access by air. Fuel, equipment, bulk materials and supplies are shipped by barge and ship from Montreal, Quebec (or Hudson Bay port facilities) into Baker Lake during the summer port access period that starts at the end of July each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units. Scheduled and chartered flights provide transportation for personnel and air cargo.

A 64-kilometre exploration road from the Meadowbank site to the Amaruq satellite deposit was completed in August, 2017. The Company expects that the ore from the Amaruq satellite deposit will be hauled to the Meadowbank mill using long haul off-road type trucks, and the mill is expected to operate at 9,000 tonnes per day. The mill will require minor modifications, specifically the addition of a continuous gravity and regrind circuit, in order to process the ore from the Amaruq satellite deposit at Meadowbank.

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Mining and Milling Facilities

Surface Plan of the Meadowbank Mine (as at December 31, 2017)

635000 E
637500 E
640000 E
642500 E
7220000N
7217500N
7215000N
7212500N
7210000N
Road to Amaruq
Vault waste rock storage facility
Wally Lake
Vault dike
Ore stockpile
Vault Pit
Phaser pit
BB Phaser pit
Vault fuel farm
Vault haul road
Dike
Portage waste rock storage facility
Tailings storage facility
Portage pit (North)
Air strip
Ore stockpile
Mine buildings, Camp
East dike
Processing plant
Second Portage Lake
Ore stockpile
Waste rock storage facility
Portage pit (South)
South camp dike
Waste rock storage facility
Goose pit
Bay Goose dike
Third Portage Lake
0
2.5
kilometres
Coordinate system: UTM NAD83-Z14
N

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Surface Plan of the Amaruq satellite deposit at Meadowbank (as at December 31, 2017)

All required aggregates used in the mining process at the Meadowbank site are produced from waste material taken from the Portage and Vault pits. The same principle is applied at the Amaruq satellite deposit at Meadowbank, with material sourced from quarries until approval is obtained for the Whale Tail pit. In 2008, a dewatering dyke was constructed in order to access the north half of the Portage pit. The Bay-Goose dyke, a major dewatering dyke required to access the southern portion of the Portage and the Goose pits, was completed in 2011. Three tailings impoundment dykes: Saddle Dam 1, Saddle Dam 2 and Stormwater Dyke, were built in 2009 and 2010. The final elevation of Stormwater dyke was completed in 2014. Construction of the main tailings impoundment dyke, Central Dyke, began in 2012. Additional phases of construction on the Central Dyke are expected to continue throughout the mine life. Construction of the eight-kilometre long access road to the Vault pit was completed in 2013.

Dewatering dykes in the northern part of Whale Tail Lake and the eastern end of Mammoth Lake will be required to mine the Whale Tail deposit at Amaruq. Construction of this infrastructure is planned to begin in the second half of 2018 and the beginning of 2019. Water management infrastructure will be established around the IVR pit to allow for its mining, which are planned to be constructed in 2020. Several engineered channels will also be constructed to divert contact or non-contact water around the mine.

Mining Methods

Mining at the Meadowbank mine is done by open pit method using excavators and trucks. The ore is extracted conventionally using drilling and blasting, then hauled by trucks to a primary gyratory crusher adjacent to the mill. The marginal-grade material is stockpiled separately. Waste rock is hauled to one of three waste storages areas on the property, used for dyke construction material or backfilled into the mined out area.

Mining first commenced in the Portage pit in 2010 and in the Goose pit in March 2012, and commercial production at the Vault pit was achieved in April 2014. The area surrounding the Vault pit has two smaller areas that are being developed as future pits: the Phaser and BB Phaser pits. Mining began in the Phaser pit in 2017 and the BB Phaser pit in 2018. Mining operations at the Goose pit ceased in 2015. Mining operations at the Vault pit are expected to cease in 2018 and at the Portage pit (including the Portage extension) in 2019.

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Mining at the Amaruq satellite deposit at Meadowbank will use the same method of open pit mining as the Portage, Goose and Vault deposits, however, the ore will be hauled by a long haul off-road truck fleet to the mill at the Meadowbank facilities for processing. Commercial production is expected to be achieved in the third quarter of 2019 at the Whale Tail pit and in 2020 for the IVR pit.

Surface Facilities

The Meadowbank site facilities include a mill building, a mechanical shop, a powerhouse building, an assay lab and a heavy vehicle maintenance shop. A structure comprised of two separate crushers flank the main process complex. Power is supplied by a 26.4-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors.

The accommodations complex at the Meadowbank mine consists of a permanent camp and a temporary camp to accommodate additional workers. The camp is supported by a sewage treatment, solid waste disposal and a potable water plant.

Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with capacity for 60 million litres of diesel fuel and 2 million litres of jet fuel is located next to the barge landing facility.

In 2013, new facilities were built near the Vault deposit, which is located approximately eight kilometres from the mine complex. These facilities include a heated shelter for employees, a storage area, a fuel farm, an electrical power generation plant and a water treatment plant.

In 2015, the exploration group was relocated to the Amaruq satellite deposit at Meadowbank to a separate camp with a 125-person capacity. As of December 2017, the camp's capacity was increased to hold up to 175 people. A surface service building was added for underground exploration equipment maintenance and new generators were added to power the service building and future camp wings, sewage treatment plant and water treatment plant structures. The camp is supported by sewage treatment, solid waste disposal and a potable water plant.

The process design at the Meadowbank mill is based on a conventional gold plant flowsheet consisting of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill was designed to operate year-round, with an annual design capacity of 3.1 million tonnes (8,500 tonnes per day). The addition of a secondary crusher in early summer 2011 increased the overall capacity in the mill to 3.6 million tonnes processed per year (9,840 tonnes per day). Since the installation of the secondary crusher, the plant has consistently exceeded 8,500 tonnes per day.

Significant metallurgical testing has been conducted on samples from the Amaruq satellite deposit since 2014 to confirm its amenability to Meadowbank's process flowsheet. Comminution test work and subsequent simulations have confirmed that a 9,000 tonne per day processing plant throughput can be achieved with conservative ore blends, the cyanidation/CIP circuit at Meadowbank is adequate for the Amaruq satellite deposit at Meadowbank and the current thickening and pumping capacity is expected to be sufficient. In order to increase the overall gold recovery of the Amaruq ore, a gravity pre-concentration process followed by a concentrate regrind will be added. It is expected that these modifications will be complete by mid-2019. Gold recovery is expected to be 93% for the Whale Tail ore and 95% for IVR ore based on testing.

The run of mine ore from the Vault and Portage deposits is transported to the crusher using off-road trucks. The ore from the Amaruq satellite deposit at Meadowbank will be transported to the Meadowbank facilities with a long haul off-road truck fleet. The ore is dumped into the gyratory crusher or into stockpiles designated by ore-type. The feed from the primary crusher is conveyed to the cone crusher in a closed circuit with a vibrating screen. The crushed ore is delivered to the coarse ore stockpile and ore from the stockpile is conveyed to the mill. The grinding circuit is comprised of a primary SAG mill operated in open circuit and a secondary ball mill operated in closed circuit with cyclones. A portion of the cyclone underflow stream is sent to the concentrator, which separates the heavy minerals from the ore. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is sent to the grinding thickener. The clarified overflow is recycled to the grinding circuit and thickened underflow is pumped to a pre-aeration and leach circuit. The cyanide circuit consists of seven tanks, providing approximately 42 hours of retention time. The leached slurry flows to a train of six CIP tanks. Gold in the solution flowing from the leaching circuit is adsorbed into the activated carbon. Gold is recovered from the carbon in a Zadra elution circuit and is recovered from the solution using an electrowinning recovery process. The gold sludge is then poured into dore bars using an electric induction furnace.

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The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize water requirements.

Production and Mineral Recoveries

During 2017, the Meadowbank mine had payable production of 352,526 ounces of gold from 3.9 million tonnes of ore grading 3.12 grams of gold per tonne. The production costs per ounce of gold produced at Meadowbank in 2017 were $636. The total cash costs per ounce of gold produced at Meadowbank in 2017 were $614 on a by-product basis and were $628 on a co-product basis. The Meadowbank processing facility averaged 10,556 tonnes per day and operated approximately 95.2% of available time. Gold recovery averaged 91.2%. The production costs per tonne at Meadowbank were C$76 and the minesite costs per tonne were C$76 in 2017.

The following table sets out the metal recoveries at the Meadowbank mine in 2017.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	3.12 g/t	91.2%	352,526 oz

Gold production during 2018 at Meadowbank is expected to be approximately 220,000 ounces from 3.3 million tonnes of ore grading 2.30 grams of gold per tonne at estimated total cash costs per ounce of approximately $893 on a by-product basis, with estimated gold recovery of 90.9%. Minesite costs per tonne of approximately C$76 are expected in 2018.

Environmental Matters (including Inuit Impact and Benefit Agreement), Permitting and Social Matters

The development of the Meadowbank mine was subject to an extensive environmental review process under the Nunavut Land Claims Agreement (the "NLCA") administered by the NIRB. On December 30, 2006, a predecessor to the Company received the Project Certificate from the NIRB, which included the terms and conditions to ensure the environmental integrity of the development process. In July 2008, the Company received a water licence from the Nunavut Water Board (the "NWB") for construction and operation of the mine subject to additional terms and conditions. Both authorizations were approved by the then Minister of Aboriginal Affairs and Northern Development Canada. This water licence was renewed in 2015 for a period of ten years.

In February 2007, a predecessor to the Company and the Nunavut government signed a Development Partnership Agreement (the "DPA") with respect to the Meadowbank mine. The DPA provides a framework for stakeholders, including the federal and municipal governments and the KIA, to maximize the long-term socio-economic benefits of the Meadowbank mine to Nunavut.

An Inuit Impact and Benefit Agreement for the Meadowbank mine (the "Meadowbank IIBA") was signed with the KIA in March 2006. This agreement was renegotiated and an amended Meadowbank IIBA was signed on October 18, 2011. The Meadowbank IIBA ensures that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The Meadowbank IIBA also outlines the special considerations and compensation that must be provided to the Inuit regarding traditional, social and cultural matters.

In July 2008, the Company signed a production lease for the construction and the operation of the mine, the mill and all related activities. This production lease was amended on May 2, 2013 to expand the surface area granted under the lease. In April 2008, the Company and the KIA signed a water compensation agreement for the Meadowbank mine addressing Inuit rights under the Land Claims Agreement respecting compensation for water use and water impacts associated with the mine.

Permitting for the operation of the Amaruq satellite deposit at Meadowbank is ongoing. The Federal Minister of Indigenous and Northern Affairs Canada ("INAC") approved the project in February 2018, allowing the NIRB to finalize the Whale Tail Project Certificate (the "WTPC"). Once the WTPC is finalized, the Company expects the NWB will finalize the Whale Tail Water License A for submission to INAC for final approval. The Company expects that the final approvals for the Whale Tail project will be received late in the second quarter of 2018.

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A series of four dykes have been built to isolate the mining activities at the Portage and Goose deposits from neighbouring lakes. An additional dyke was built in 2013 to isolate the mining activities at the Vault deposit. Waste rock from the Portage, Goose and Vault pits is primarily stored in the Portage and Vault rock storage facilities, and a portion of the waste is placed in the Portage pit. The control strategy for waste rock storage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). The Vault rock storage facility does not require an insulating convective layer due to the non-acid generating nature of the rock in that area. Waste rock deposited in the Portage pit will be covered with water during the closure phase of the pit, which will prevent any acid generation. Because the site is underlain by greater than 400 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low (if any) rates of acid rock drainage generation in the long term.

Tailings are stored in the dewatered portion of the Second Portage Lake. The tailings are deposited on tailings beaches within a two-cell tailings storage facility isolated by the central dyke and a series of five saddle dams. A reclamation pond is located within the tailings storage facility. Deposition of tailings began in the south cell in the fourth quarter of 2014. Tailings deposition was completed in the north cell in 2015 and reclamation capping has commenced. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation and through comprehensive, engineered dyke liners. A minimum two-metre thick dry cover of acid neutralizing ultramafic rock backfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert tailings materials.

The water management objective for the Meadowbank mine is to minimize the potential impact on the quality of surface water and groundwater resources at the site. Diversion ditches were constructed in 2012 to divert clean runoff water away from areas affected by the mine or mining activities. Following a field investigation in 2014, a contact water interception trench was constructed to collect seepage water downgradient from the mill prior to entering into the nearby lake. All contact water originating from the mine site or mill is intercepted, collected and conveyed to the tailings storage facility for reuse in process. There is no discharge of contact water from the mine site or the Portage pit area to offsite receiving water bodies. All contact water generated at the Vault pit area, including the Vault Waste Rock Storage Facility, is conveyed to the Vault Attenuation Pond and discharged to nearby Wally Lake. There is treatment for removal of solids (if needed) prior to release to Wally Lake.

In January 2012, the Company identified naturally occurring asbestos fibres in dust samples taken from the secondary crusher building at the Meadowbank mine and subsequently found small concentrations of fibres in the ore coming from certain areas of the open pit mines. The Company has instituted additional monitoring and an asbestos management program at the site.

An interim closure and reclamation plan was submitted in 2014 as a requirement of part of the NWB Type A water licence and financial assurance was provided and updated in July 2015 as part of the water licence renewal process. In 2013, the Company applied to the NWB for an increase in freshwater consumption and received the amendment to the Type A licence on July 23, 2014.

In 2015, an amendment to the project certificate was requested for the mining of the Phaser pit, a satellite pit in the Vault pit area and the approval was received in the third quarter of 2016.

Capital Expenditures/Development

In 2017, the Company incurred approximately $22.7 million in capital expenditures at the Meadowbank mine. In addition, approximately $88.8 million was spent on exploration studies, road construction and permitting at the Amaruq satellite deposit at Meadowbank.

In 2018, a total of $192.0 million in capital expenditures has been budgeted to be spent at the Meadowbank Complex, including capitalized exploration, which includes $177.4 million in capital expenditures expected to be incurred at the Amaruq satellite deposit at Meadowbank.

In late 2017, the Company completed an updated prefeasibility study on the Amaruq satellite deposit at Meadowbank, the results of which were incorporated into a new NI 43-101 technical report for the Meadowbank Complex that was filed on

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with Canadian securities regulatory on www.sedar.com on March 22, 2018. The following table sets out a summary of key estimates and parameters of the Amaruq satellite deposit at Meadowbank.

Estimated production over mine life	2,761,746 gold ounces

Estimated average metallurgical recovery	Approximately 93%

Estimated average annual gold production	Approximately 339,000 ounces (2017 to 2024)

Estimated average annual mill throughput	Approximately 3,300,000 tonnes (2017 to 2024)

Estimated mine life (Amaruq deposit)	Approximately 6 years

Estimated initial capital costs to the first ounce produced (Amaruq deposit)	Approximately $330 million

Estimated payback period (Amaruq deposit)	Approximately 3.5 years

Estimated sustaining capital costs	Approximately $25 million per year

Estimated reclamation costs (Meadowbank Complex)	Approximately $123 million (2017 to 2045)

Estimated annual cash flow (after tax)	Approximately $48 million (2017 to 2024)

Estimated internal rate of return (after tax)	26%

Estimated net present value (5% discount, after tax)	Approximately $162 million

Economic Analysis:

$1,200 per ounce gold

US$/C$ exchange rate of $1.25

Statutory income tax rate: Approximately 26%

Geology, Mineralization, Exploration and Drilling

Geology

The Meadowbank mine comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.

Three mineable gold deposits, Goose, Portage and Vault, have been discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit (a fourth deposit) has been outlined on the northeast gold trend. These known gold resources are within 225 metres of the surface, making the deposits attractive for open pit mining. In addition, the Amaruq property will be developed as a satellite operation to the Meadowbank mine. Two mineable deposits, Whale Tail and IVR, come together at depth northeast of Whale Tail Lake. Both of them extend from surface, making them amenable to open pit mining. An exploration ramp is being driven between the two deposits to determine their amenability to underground mining in the future.

Mineralization

The predominant gold mineralization found in the Portage and Goose deposits is associated with iron sulphides, mainly pyrite and pyrrhotite, which occur as a replacement of magnetite in the oxide facies iron formation host rock. To a lesser extent, pyrite and chalcopyrite may be found and, on rare occasions, arsenopyrite may be associated with the other sulphides. Gold is mainly observed in native form (electrum), occurring in isolated specks or as plating around sulphide grains. The ore zones are typically six to seven metres wide, following the contacts between the iron formation units and the surrounding host rock. Zones extend up to several hundred metres along strike and at depth. The sulphides primarily occur as replacement of the primary magnetite layers, as well as narrow stringers or bands of disseminated sulphides that almost always crosscut the main foliation and/or bedding which would imply an epigenetic mode of emplacement. The percentage of sulphides is quite variable and may range from trace to semi-massive amounts over several centimetres to several metres in length. The higher gold grades and the occasional occurrence of visible gold are almost always associated with greater than 20% sulphide content.

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The main mineralized banded iron formation unit is bounded by an ultramafic unit to the west which locally occurs interlayered with the banded iron formation and to the east by an intermediate to felsic metavolcaniclastic unit.

In the Vault deposit, pyrite is the principal ore-bearing sulphide. The disseminated sulphides occur along sheared horizons that have been sericitized and silicified. These zones are several metres wide and may continue for hundreds of metres along strike and down dip.

The Goose and Portage deposits are hosted within highly deformed, magnetite-rich iron formation rocks, while intermediate volcanic rock assemblages host the majority of the mineralization at the more northerly Vault deposit. An additional deposit, PDF, shows the same characteristics as Vault, though it is not currently anticipated to be a mineable deposit.

Defined over a 1.85-kilometre strike length and across lateral extents ranging from 100 to 230 metres, the geometry of the Portage deposit consists of general north-northwest striking ore zones that are highly folded. The mineralization in the lower limb of the fold is typically six to eight metres in true thickness, reaching up to 20 metres in the hinge area.

The Goose deposit is located just south of the Portage deposit and is also associated with iron formation but exhibits different geometry, with a north-south trend and a steep westerly dip.

The Vault deposit is located seven kilometres northeast of the Portage and Goose deposits. It is planar and shallow-dipping with a defined strike of 1,100 metres. The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east, respectively. The main lens has an average true thickness of eight to 12 metres, reaching as high as 18 metres locally. The hanging wall lenses are typically three to five metres, and up to seven metres, in true thickness.

The Amaruq satellite deposit at Meadowbank is located 50 kilometres northwest of the Meadowbank Complex. The Whale Tail deposit is a folded deposit with a defined strike of 2.3 kilometres from surface to a depth of 915 metres locally. The IVR area is a series of parallel stacked quartz vein structures dipping shallowly (30 degrees) near surface and more steeply (60 degrees) at depth, extending to 635 metres locally. Both deposits are open along strike and at depth. Three contrasting styles of mineralization coexist on the Amaruq property. In all three styles, gold is found associated with pyrrhotite and/or arsenopyrite as 25 to 50 micron inclusions or grains along fractures, or simply as free grains in a quartz rich gangue.

The first mineralization style corresponds to occurrences of pyrrhotite-quartz-amphibole-carbonate as layers, lenses and/or disseminations, mostly restricted to the silicate-sulphide iron formations of Whale Tail's north domain. The second mineralization style comprises silica flooding with significant pyrrhotite, arsenopyrite, and local pyrite stockwork and disseminations, within a gangue of amphibole-carbonate. The third mineralization style is between decimeters and several meters thick, quartz-sulphide-native gold veins cutting through the whole Mammoth-Whale Tail-IVR rock sequence. These veins are best developed in the mafic and ultramafic volcanics, where they are hosted in biotite-altered and moderately-to-strongly schistose zones. The overall sulphide content of these veins is generally low (1-5% maximum) and most commonly comprises arsenopyrite, galena, sphalerite, and/or chalcopyrite. These veins seem more abundant and best developed in the hinge zone of the regional fold and seem to be restricted to shallow southeast-dipping, high-strain corridors therein.

Exploration and Drilling

Exploration efforts on the Meadowbank property have been extensive since 1985, including geophysics, prospecting, till sampling and drilling, mainly by diamond drill but also reverse circulation. From 1985 until Agnico Eagle acquired the property in 2007, 126,796 metres were drilled in 916 diamond and reverse circulation drill holes on the property. In 2005, Cumberland (the previous owner) estimated mineral resources in the Portage, Goose and Vault deposits combined as follows: measured and indicated mineral resources of 23.3 million tonnes of ore grading 4.40 grams of gold per tonne (containing 3.3 million ounces of gold) and inferred mineral resources of 3.5 million tonnes of ore grading 4.20 grams of gold per tonne (containing 0.5 million ounces of gold).

In 2017, no diamond drilling was conducted at Meadowbank and none is planned for 2018. In 2017, diamond drilling was conducted at the Amaruq satellite deposit at Meadowbank. 463 holes were drilled for a total length of 97,963 metres. Within the IVR area, 269 holes were completed (54,610 metres) on conversion and extension of the V Zone and exploration targets. Drilling at Whale Tail included 96 holes (24,736 metres) for conversion, extension and deep exploration drilling. Exploration drilling along the Mammoth trends included 98 holes (18,617 metres).

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In addition, delineation drilling was conducted on the Whale Tail deposit with 68 holes (9,226 metres drilled). Also, 59 engineering drill holes were completed (3,608 metres) and 64 reverse circulation drill holes were also completed in 2017 for a total of 5,911 metres.

Mineral Reserves and Mineral Resources

In 2017, the amount of gold in proven and probable mineral reserves for the Portage and Vault deposits decreased to 0.35 million ounces of gold (4.7 million tonnes of ore grading 2.28 grams of gold per tonne) as a result of producing 0.35 million ounces of gold (0.4 million ounces of in situ gold mined). Measured and indicated mineral resources at the Meadowbank mine decreased to 2.6 million tonnes grading 2.19 grams of gold per tonne. Inferred mineral resources decreased to 0.1 million tonnes grading 2.17 grams of gold per tonne. The net decrease was primarily due to mine depletion.

At December 31, 2017, the Amaruq satellite deposit at Meadowbank was estimated to contain an open pit mineral reserve of 2.4 million ounces (20.1 million tonnes grading 3.67 grams of gold per tonne), an open pit and underground indicated mineral resource of 1.0 million ounces (8.8 million tonnes grading 3.62 grams of gold per tonne) and an open pit and underground inferred mineral resource of 1.7 million ounces (8.7 million tonnes grading 6.25 grams of gold per tonne).

Meliadine Project

The Meliadine project is an advanced exploration/development property located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank mine. The closest major city is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. In February 2017, the Board approved the construction of a mine at the Meliadine project. Commercial production at Meliadine is expected in the second quarter of 2019.

The Company acquired its 100% interest in the Meliadine project through its acquisition of Comaplex in July 2010.

The mineral reserves and mineral resources of the Meliadine project are estimated at December 31, 2017 to contain proven and probable mineral reserves of 3.7 million ounces of gold comprised of 16.1 million tonnes of ore grading 7.12 grams of gold per tonne.

The Meliadine property is a large land package that is nearly 80 kilometres long. It consists of mineral rights, a portion of which are held under the Northwest Territories and Nunavut Mining Regulations and administered by Aboriginal Affairs and Northern Development Canada and referred to as Crown Land. The Crown Land is made up of mining claims and mineral leases. There are also subsurface NTI concessions administered by a division of the Nunavut territorial government. In 2017, approximately C$127,000 was paid to INAC for the mining lease. NTI requires aggregate annual rental fees of approximately C$75,000 and aggregate exploration expenditures of approximately C$715,000.

The Kivalliq region has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while exploration drilling can take place throughout the year, though is reduced in December and January due to cold and darkness.

Equipment, fuel and dry goods are transported on the annual sealift by barge to Rankin Inlet via Hudson Bay. Ocean-going barges from Churchill, Manitoba or eastern Canadian ports can access the community from late June to early October. Churchill, which is approximately 470 kilometres south of Rankin Inlet, has a deep-water port facility and a year-round rail link to locations to the south.

In October 2013, the Company completed construction of a 24-kilometre-long all-weather gravel road from Rankin Inlet to the project site. This road was constructed to support ongoing exploration activities at the Meliadine property and significantly reduces the transportation and logistical costs for exploration and development work.

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Location Map of the Meliadine project (as at December 31, 2017)

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Facilities

Surface Plan of the Meliadine project (as at December 31, 2017)

The planned surface infrastructure is indicated on the surface plan map above and consists of modular structures for the dormitory, kitchen and electrical rooms/mechanical modules. The administration office, maintenance shop and warehouse are combined in a pre-engineered building. The process plant, assay laboratory, as well as the power plant, are standard buildings. The site map also indicates the planned mine portals, ventilation raises, open pits, waste dumps, ore pads, water management structures, attenuation pond and tailings dry stacks.

The forecast production and other parameters surrounding the Company's proposed Meliadine operations set out below were based on a preliminary economic assessment, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the forecast production amounts or other parameters will be realized. The basis for the preliminary economic assessment and the qualifications and assumptions made by the qualified person who undertook the preliminary economic assessment are set out below. The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine.

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Mining Methods

The Company anticipates that mining at Meliadine will be carried out through 12 open pits and underground mining operations. It is estimated that approximately 5.8 million tonnes of ore will be extracted from open pit methods and 20.6 million tonnes of ore will be extracted by underground mining over a 15-year mine life. It is expected that an additional 2.8 million tonnes of lower grade material from underground development and open pit mining (marginal ore) will be stockpiled for processing at the end of the mine life. Underground access is expected to be by decline, with long-hole mining expected. Each stope will be backfilled, with cemented pastefill used in primary stopes and dry rockfill for the secondary stopes. A conventional truck/shovel operation is anticipated for the open pits.

Surface Facilities

Facilities at the Meliadine project include the exploration camp and the main camp. The exploration camp is located on the shore of Meliadine Lake, approximately 2.3 kilometres east of the Tiriganiaq deposit. The self-contained camp consists of five wings of modular trailers that can accommodate up to 250 personnel and includes a complete kitchen facility. The main camp began operation in 2017 and consists of nine wings of modular trailers that can accommodate up to 432 personnel and also includes a complete kitchen facility.

Power for the camps is currently provided by diesel generators. Potable water is pumped from Meliadine Lake. Water for the underground operations and surface drill programs is pumped from Pump Lake. Most flammable waste on site is burned in an incinerator. All hazardous solid and liquid wastes are collected at the Meliadine project site and then transported to a waste management company in southern Canada. Incinerator ashes, plastic and wood are deposited in a landfill while metal objects are either recycled or landfilled.

Exploration camp sewage has been treated through a Biodisk treatment system since the summer of 2010 and the main camp sewage has been treated through an aerobic biological treatment/membrane filtration system since 2017. A saline water treatment plant will be constructed in 2018 to treat underground water and further alternatives for treatment and disposal of saline water are under review.

An underground portal allowing access to an exploration ramp was built at the Tiriganiaq deposit in 2007 and 2008 in order to extract a bulk sample for study purposes. A waste rock and ore storage pad was built during excavation of the ramp and a sampling tower was installed for processing the bulk sample. There is a two-kilometre-long road between the Meliadine project exploration camp and the portal site. Another underground bulk sample of 4,600 tonnes of ore was taken from the Tiriganiaq deposit via this portal in 2011. In 2017, the excavation of the production portal and ramp was started.

Pre-construction activities began in the summer of 2016, piling installation and camp construction began in August 2016 and dyke construction and installation of a semi-mobile batch plant commenced in November 2016. By the end of 2017, the main camp and its auxiliary infrastructure (diesel generators, boiler heaters, water and sewage treatment) were fully operational, arctic corridors between buildings were in place, fuel tanks were erected and the main buildings (process plant, power plant and multi-service building) were erected and enclosed.

Production and Mineral Recoveries

More than 39 metallurgical test programs have been conducted at the Meliadine project. Based on the results of these test programs, a conventional gold circuit has been recommended, comprising crushing, grinding, gravity separation and cyanide leaching, with a CIL circuit, followed by cyanide destruction and filtration of the tailings for dry stacking.

Gold production is forecast to be approximately 5.7 million ounces over the current 15-year life of mine. Global gold recovery at the Meliadine project is estimated to be 96% and have an estimated plant availability of 92%. Production is expected to begin in the second quarter of 2019. Expected gold production for 2019 and 2020 is 170,000 and 385,000 ounces, respectively.

Environmental Matters (including Inuit Impact and Benefit Agreement), Permitting and Social Matters

Land and environmental management in the region of the Meliadine project is governed by the provisions of the NLCA. The Meliadine project is located on Inuit-owned land, where Inuit own both the sub-surface mineral rights (managed by NTI) and the surface land rights (managed by the KIA on behalf of Inuit beneficiaries under the provisions of the NLCA). Consequently, to explore and develop the project, the Company must obtain land use leases from the KIA. The Company has been granted a commercial lease by the KIA for exploration and underground development activity, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the

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Inuit-owned lands of Meliadine East and a parcel drilling permit for drilling activity on Inuit-owned lands. A number of right-of-way leases covering road access to the Meliadine project property and esker quarrying on the Inuit-owned lands were also granted by the KIA.

Pursuant to the NLCA and the Nunavut Waters and Nunavut Surface Rights Tribunal Act requirements, the Company obtained several water use licences from the NWB, covering ongoing water use for its Meliadine project exploration camp, the underground bulk sampling program and for ongoing exploration drilling activities.

In 2011, the Company initiated an environmental assessment process for the Meliadine project with the objective of obtaining a project certificate from the Government of Canada for the construction, operation and ultimate decommissioning of the full project. The project certificate is required before obtaining the permits required to construct, operate and decommission a gold mine at Meliadine. In May 2011, the KIA referred the Meliadine project to the NIRB for screening under the NLCA. On May 4, 2011, the NIRB received the Meliadine project proposal from the Company. On June 8, 2011, the NIRB received a positive conformity determination from the Nunavut Planning Commission for the Meliadine project in relation to the Keewatin Regional Land Use Plan.

The Company received a project certificate, which sets out the terms and conditions for the construction of a mine at the Meliadine project, from the NIRB on February 26, 2015. An application for a Type A water licence from the NWB was submitted in 2015 and the licence was received in April 2016. A commercial production land use lease from the KIA was signed on June 30, 2017.

An Inuit Impact and Benefit Agreement for the Meliadine project (the "Meliadine IIBA") was signed with the KIA in July 2015, and amended in March 2017. The Meliadine IIBA addresses inclusion of Inuit values, culture and language at the mine site, protection of the land, water and wildlife, provides financial compensation to Inuit over the mine life and contains provision for training and employment of Inuit employees and contracting with Inuit firms. In order for the Company to maintain a social license to develop and operate the Meliadine project, the commitments included in the Meliadine IIBA are implemented and closely monitored by the Company. Moreover, the implementation of the Meliadine IIBA is managed by working groups with representatives from the Company and the KIA, and reviewed by an Implementation Committee represented by each party's senior representatives. These groups meet regularly to monitor implementation processes and issues.

Capital Expenditures

Total capital expenditures at the Meliadine project in 2017 were $372.1 million, including construction of the mill, administration/warehouse and power plant building, completion of the camp complex, capitalized exploration, construction of a second ramp portal from surface, camp operation and surface earth works.

Capital expenditures of $404.0 million have been budgeted for the Meliadine project in 2018, focused on underground development, conversion drilling, installation of the SAG mill and completion of the CIL tanks, detailed engineering and procurement, construction of surface infrastructure, ramp development, underground exploration and camp operations.

In 2016, the Company considered various means by which to optimize the previous Meliadine mine plan that had been outlined in a NI 43-101 technical report dated February 11, 2015 to improve the project economics. For a summary of the key estimates and parameters of the Meliadine project, see the Company's Annual Information Form dated March 27, 2017, filed with Canadian securities regulatory authorities on www.sedar.com, under the heading "Operations and Production – Northern Business – Meliadine – Expenditures".

Development

In 2017, 5,550 metres of horizontal development and 688 metres of vertical development were completed at the Meliadine project. For 2018, the Company expects approximately 9,500 metres of horizontal development (including approximately 1,000 metres of total ramp development) and approximately 1,100 metres of vertical development to be completed.

Geology, Mineralization, Exploration and Drilling

Geology and Mineralization

Archean volcanic and sedimentary rocks of the Meliadine greenstone belt underlie the property, which is mainly covered by glacial overburden with deep-seated permafrost and is part of the Western Churchill supergroup in northern Canada. The rock layers have been folded, sheared and metamorphosed, and have been truncated by the Pyke Fault, a regional structure that extends the entire 80-kilometre length of the property.

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The Pyke Fault appears to control gold mineralization on the Meliadine property. At the southern edge of the fault is a series of oxide iron formations that host the seven Meliadine project deposits currently known. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Wolf North zones. The two Lower Lean iron formations contain the F Zone, Pump, Wolf Main and Wesmeg deposits. The Normeg zone was discovered in 2011 on the eastern end of the Wesmeg zone, near Tiriganiaq. The Wolf (North and Main), F Zone, Pump and Wesmeg/Normeg deposits are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper ore that could potentially be mined with underground methods, which are currently being considered in various studies.

Two bulk samples have been extracted from the exploration ramp. The results confirmed the resource estimation model that has been developed for the two principal zones (Zones 1000 and 1100) at Tiriganiaq, and indicated approximately 6% more gold than had been predicted by the block model for these areas. The 2011 bulk sample program also confirmed the previous assessment of the Company's block model in terms of grade continuity, consistency and distribution, and the evaluation of related mining properties through geological mapping, underground chip, channel and muck sampling, and geotechnical observations.

Exploration and Drilling

The first mineral resources estimate at Meliadine was made by Strathcona Mineral Services in 2005 for then-owner Comaplex, and comprised indicated mineral resources of 2.5 million tonnes grading 10.8 grams of gold per tonne (containing 853,000 ounces of gold) and inferred mineral resources of 1.1 million tonnes grading 13.2 grams per tonne of gold (containing 486,000 ounces of gold), with all resources in the Tiriganiaq deposit. Following this, there were annual estimates gradually including new deposits, such as Discovery, F Zone, Pump and Wolf. The final mineral resources estimate made before the Company acquired the property was made by Snowden Mining Industry Consultants for Comaplex in January 2010 and it comprised measured and indicated mineral resources of 12.9 million tonnes grading 7.9 grams of gold per tonne (containing 3.3 million ounces of gold) and inferred mineral resources of 8.4 million tonnes grading 6.4 grams of gold per tonne (containing 1.7 million ounces of gold).

In 2017, the Company did not perform any exploration drilling at Meliadine. The 2018 plan includes spending $5.6 million on conversion drilling (19,000 metres) and $2.0 million on exploration drilling (10,000 metres) at Meliadine.

Mineral Reserves and Mineral Resources

At December 31, 2017, proven and probable gold reserves at Meliadine were 3.7 million ounces of gold (16.0 million tonnes of ore grading 7.12 grams of gold per tonne), indicated mineral resources were 3.1 million ounces of gold (25.3 million tonnes of ore grading 3.77 grams of gold per tonne) and inferred mineral resources were 2.7 million ounces of gold (13.8 million tonnes of ore grading 6.04 grams of gold per tonne).

Southern Business

Pinos Altos Mine

The Pinos Altos mine achieved commercial production in November 2009. It is located in the Sierra Madre gold belt, 285 kilometres west of the City of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2017, the Pinos Altos mine was estimated to contain proven and probable mineral reserves of 1.3 million ounces of gold and 34.0 million ounces of silver comprised of 16.4 million tonnes of ore grading 2.41 grams of gold per tonne and 64.4 grams of silver per tonne. The Creston Mascota deposit at Pinos Altos achieved commercial production in the first quarter of 2011. At December 31, 2017, the Creston Mascota deposit was estimated to contain additional proven and probable mineral reserves of 0.1 million ounces of gold and 2.3 million ounces of silver comprised of 2.4 million tonnes of ore grading 1.47 grams of gold per tonne and 30.2 grams of silver per tonne. The Pinos Altos property is made up of two blocks: the Agnico Eagle Mexico Concessions (25 concessions) and the Pinos Altos Concessions (19 concessions).

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Location Map of the Pinos Altos Mine (as at December 31, 2017)

Approximately 47% of the current Pinos Altos mineral reserves are subject to a net smelter return royalty of 3.5% payable to Pinos Altos Explotación y Exploración S.A. de C.V. ("PAEyE") and the remaining 53% of the current mineral reserves and mineral resources at Pinos Altos are subject to a 2.5% net smelter return royalty payable to the Servicio Geológico Mexicano, a Mexican Federal Government agency. After 2029, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to PAEyE.

The assets acquired by the Company from PAEyE and the Asociación de Pequeños Propietarios Forestales de Pinos Altos S de R.L. in 2008 included the right to use up to 400 hectares of land for mining installations for a period of 20 years after formal mining operations have been initiated. The Company also obtained sole ownership of the Agnico Eagle Mexico concessions previously owned by Compania Minera La Parreña S.A. de C.V. During 2008, the Company and PAEyE entered into an agreement under which the Company acquired further surface rights for open pit mining operations and additional facilities. Infrastructure payments, surface rights payments and advance royalty payments totaling $35.5 million were made to PAEyE and the Asociación de Pequeños Propietarios Forestales de Pinos Altos S de R.L. in 2008 as a result of this agreement.

Beginning in 2006, the Company acquired 7,670 hectares of surface rights contained within the Agnico Eagle Mexico and Pinos Altos concessions. The agreements, other than the agreement with respect to the Bravo Zone, expire in either 2028 or 2036. A temporary occupation agreement with respect to the Bravo Zone was signed in 2017 and expires in 2025, with an option to be extended until 2033. The agreements, including the agreement with respect to the Bravo Zone, also provide for further renewal at the Company's option. The Pinos Altos mine is directly accessible by a paved interstate highway that links the cities of Chihuahua and Hermosillo.

In August 2007, the Company approved construction of a mine at Pinos Altos. The mine achieved commercial production in November 2009. In 2009, the Company decided to build a stand-alone heap leach operation at the Creston Mascota deposit at Pinos Altos. Commercial production from the Creston Mascota deposit was achieved in the first quarter of 2011.

The Company continues to evaluate opportunities to develop other mineral resources that have been identified in the Pinos Altos area as satellite operations.

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Mining and Milling Facilities

Surface Plan of the Pinos Altos Mine (as at December 31, 2017)

763 000 E
764 000 E
765 000 E
766 000 E
767 000 E
3 131 000 N
3 130 000 N
3 129 000 N
N
San Eligio pit
Waste dump
Santo Nino pit
Portal
Shaft
Mine offices
Oberon de Weber pit
El Apache pit
Crusher
Waste dump
Waste dump
Waste dump
Conveyor
Proces plant
Mineral mills
and stock pile
Tailing
management
facility
Heap leach
facility
Waste dump
16
0
1
kilometres
Coordinate system: UTM NAD27-Z12

Surface Plan of the Creston Mascota Deposit at Pinos Altos (as at December 31, 2017)

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Milling operations during 2017 at Pinos Altos processed an average of 6,323 tonnes of ore per day. The underground mine at Pinos Altos produced an average of 3,729 tonnes of ore per day as compared to its designed rate of 3,000 tonnes per day. The open pit mines at Pinos Altos and the Creston Mascota deposit produced 12.8 million tonnes of ore, overburden and waste in 2017.

Mining Methods

The surface operations at the Pinos Altos mine use traditional open pit mining techniques with bench heights of seven metres and double benches on the footwall and single benching on the hanging wall. Mining is accomplished with front end loaders, trucks, track drills and various support equipment. Based upon geotechnical evaluations, the final pit slopes vary between 45 degrees and 50 degrees. Performance at the open pit mining operation at Pinos Altos during 2017 continues to indicate that the equipment, mining methods and personnel selected for the project are satisfactory for future production phases.

The underground mine, which commenced operations in the second quarter of 2010, uses the long hole sublevel stoping method to extract ore. The stope height is 30 metres and the nominal stope width is 15 metres. Ore is transported to the surface by shaft hoisting as well as by trucks via a ramp system. The paste backfill system and ventilation system were commissioned in the fourth quarter of 2010. During 2017, approximately 1.4 million tonnes of ore were produced from the underground portion of the mine, averaging 3,729 tonnes per day. The planned capacity of the underground mine is increasing from the original planned capacity of 3,000 tonnes of ore per day to 4,500 tonnes of ore per day with the commissioning of a shaft in 2016 and the development of additional underground mineral reserves. The shaft is expected to continue to maintain mill feed rates at 4,500 tonnes of ore per day in future years as the open pit mines at Pinos Altos become depleted. Approximately 6.2 kilometres of total lateral development have been completed as of December 31, 2017.

In November of 2017, underground mining commenced at the Santo Nino crown pillar. The Santo Nino crown pillar is expected to be mined during 2018 and 2019 and will use the long hole sublevel stoping method made from the surface to extract ore. The stope height is 30 metres and the nominal stope width is 15 metres. Ore is transported from level 16 to the surface by trucks via a ramp system.

Surface Facilities

The principal mineral processing facilities at the Pinos Altos mine were designed to process 4,000 tonnes of ore per day in a conventional process plant circuit which includes single stage crushing, grinding in a SAG and ball mill in closed loop, gravity separation followed by agitated leaching, counter-current decantation and metals recovery in the Merrill-Crowe process. Tailings are detoxified and filtered and then used for paste backfill in the underground mine or deposited as dry tailings in an engineered tailings impoundment area.

The Pinos Altos mill processed an average of 5,543 tonnes of ore per day during 2017. Low grade ore at Pinos Altos is processed in a heap leach system designed to accommodate approximately five million tonnes of mineralized material over the life of the mine. The production from heap leach operations is expected to be relatively minor, contributing approximately 1% of total metal production planned for the remaining life of the mine (not including production from the Creston Mascota heap leach operation). In addition, during 2017, the Company commissioned a silver flotation plant, which is expected to increase overall silver recovery to an average of 21%.

Other surface facilities at the Pinos Altos mine include: a headframe and hoist room, a heap leach pad, pond, liner and pumping system; administrative support offices; camp facilities; a laboratory; a process plant shop; a maintenance shop; a power generating station; surface power transmission lines and substations; an engineered tailings management system; and a warehouse.

A separate heap leach operation and ancillary support facilities were built at the Creston Mascota deposit, which is designed to process approximately 4,000 tonnes of ore per day in a three stage crushing, agglomeration and heap leach circuit with carbon adsorption. This project was commissioned in the latter part of 2010, with commercial production achieved in the first quarter of 2011. During 2017, a total of 2.1 million tonnes of ore was mined from the Creston Mascota deposit, averaging 5,831 tonnes per day. In 2016, work on the Phase IV leach pad expansion was completed and stacking of material began in the first quarter of 2017. Based on performance of the mine and process facilities at the Creston Mascota deposit to date, the equipment, mining methods and personnel are satisfactory for completion of the planned production phases.

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Over the remaining life of the mine, recoveries of gold and silver in the milling circuit at Pinos Altos (other than from the Creston Mascota deposit) are expected to average approximately 95% and 46%, respectively. The Company anticipates precious metals recovery from low grade ore processed in the Pinos Altos heap leach facility will average 74% for gold and 16% for silver. Heap leach recoveries for ore from the Creston Mascota deposit are expected to average 57% for gold and 23% for silver.

Production and Mineral Recoveries

During 2017, the Pinos Altos mine, including the Creston Mascota deposit, had total payable production of 229,243 ounces of gold and approximately 2.8 million ounces of silver from the Pinos Altos mill and the heap leach pads at the Pinos Altos mine and the Creston Mascota deposit.

Of the total in 2017, the Pinos Altos mill had payable production of 174,891 ounces of gold and 2.5 million ounces of silver from 2.0 million tonnes of ore grading 2.9 grams of gold per tonne and 76 grams of silver per tonne. The production costs per ounce of gold produced at Pinos Altos in 2017 were $601. The total cash costs per ounce of gold produced at Pinos Altos in 2017 were $395 on a by-product basis and were $634 on a co product basis and the processing facility averaged 6,323 tonnes of ore per day and operated 92% of available time. In the mill, gold recovery averaged 94.3% and silver recovery averaged 50%. The production costs per tonne at Pinos Altos were $47 and the minesite costs per tonne were $50 in 2017.

The following table sets out the metal recoveries at the Pinos Altos mill in 2017.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	2.9 g/t	94.3%	174,891 oz

Silver	76 g/t	50%	2.5 million oz

Of the 2017 total, the Pinos Altos heap leach operations had payable production of 5,968 ounces of gold and 52,035 ounces of silver from 284,813 tonnes of ore grading 0.9 grams of gold per tonne and 30 grams of silver per tonne.

The cumulative recovery for gold and silver on the heap leach pad at Pinos Altos are approximately 74% and 16%, respectively. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate recovery of 74% for gold and 16% for silver will be achieved when leaching is completed.

Of the 2017 total, the heap leach operations at the Creston Mascota deposit had payable production of 48,384 ounces of gold and 280,997 ounces of silver from 2.2 million tonnes of ore grading 1.23 grams of gold per tonne and 11.2 grams of silver per tonne. The production costs per ounce of gold produced at the Creston Mascota deposit in 2017 were $651. The total cash costs per ounce of gold produced at the Creston Mascota deposit in 2017 were $575 on a by-product basis and were $669 on a co product basis. The production costs per tonne at the Creston Mascota deposit were $14 and the minesite costs per tonne were $15 in 2017.

The cumulative metals recovery for gold and silver on the heap leach pad at the Creston Mascota deposit are approximately 58% and 18%, respectively. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate recovery of 56% for gold and 23% for silver will be achieved when leaching is completed.

Production during 2018 at the Pinos Altos mine (excluding Creston Mascota) is expected to be approximately 170,000 ounces of gold and 2.6 million ounces of silver from 2.2 million tonnes of ore grading 2.50 grams of gold per tonne and 57.0 grams of silver per tonne, at estimated total cash costs per ounce of gold of approximately $569 on a by-product basis, with estimated gold recovery of 94.9% and silver recovery of 58.0%. Minesite costs per tonne of approximately $62 for milled ore are expected in 2018. The heap leach at the Creston Mascota deposit is expected to produce approximately 35,000 ounces of gold and 0.2 million ounces of silver from 1.8 million tonnes of ore grading 1.01 grams of gold per tonne and 19.7 grams of silver per tonne, at estimated total cash costs per ounce of gold of approximately $913 on a by-product basis, with estimated gold recovery of 60.9% and silver recovery of 24.1%. Minesite costs per tonne of approximately $21 for Creston Mascota heap leach ore are expected in 2018.

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Environmental, Permitting and Social Matters

The Pinos Altos mine has received the necessary permit authorizations for construction and operation of a mine, including a Change of Land Use permit and an Environmental Impact Study approval from the applicable Mexican environmental agency. Pinos Altos uses the dry stack tailings technology to minimize the geotechnical and environmental risk that can be associated with the rainfall intensities and topographic relief in the Sierra Madre region of Mexico. Since 2015, tailings have been deposited in a tailings facility that was constructed in the mined out Oberon de Weber pit.

The environmental impact permits of Pinos Altos and Creston Mascota were updated in 2017. At Pinos Altos, 576 hectares of land have been authorized and at Creston Mascota, 720 hectares of land have been authorized.

Following an audit process by an independent third party, the operations at both the Pinos Altos mine and the Creston Mascota deposit received the "Industria Limpia" certification from the Mexican environmental authorities. This certification is based on compliance with environmental requirements. In addition, the Company has planted over 220 thousand trees as part of a reforestation effort.

The Company has engaged the local communities in the area with hiring, local contracts, education support, infrastructure projects and medical support programs to ensure that the mine provides long-term benefits to the residents living and working in the region. Approximately 76% of the operating workforce at Pinos Altos are locally hired and 100% of the permanent workforce at the Company operations in Mexico are Mexican nationals.

Capital Expenditures

Combined capital expenditures at the Pinos Altos mine and Creston Mascota deposit during 2017 were approximately $57.4 million, excluding capitalized exploration. Combined capital expenditures included sustaining capital, underground equipment major components, construction of the silver flotation plant and expansion of the paste backfill plant, Pinos Altos phase 3 leach pad, Creston Mascota phase 4 leach pad and pond and Bravo road construction.

In 2018, the Company expects capital expenditures at Pinos Altos, including the Creston Mascota deposit, to be approximately $54.9 million, excluding capitalized exploration. Capital expenditures in 2018 will primarily be used for underground mine development, equipment purchases, development at Santo Nino, Pinos Altos phase 3 leach pad expansion, pre-stripping activities at Bravo, Creston Mascota phase 4 leach pad and general sustaining activities.

Development

As of December 31, 2017, for the mine life to date, more than 135 million tonnes of ore, overburden and waste had been removed from the open pit mine at Pinos Altos and approximately 65 kilometres of lateral development had been completed in the underground mine. At the Creston Mascota deposit, approximately 64 million tonnes of ore, overburden, and waste had been removed from the open pit mine as of December 31, 2017.

Geology, Mineralization, Exploration and Drilling

Geology

The Pinos Altos mine is in the northern part of the Sierra Madre geologic province, on the northeast margin of the Ocampo Caldera, which hosts many epithermal gold and silver occurrences, including the nearby Ocampo and Moris mines.

The property is underlain by Tertiary-age (less than 45 million years old) volcanic and intrusive rocks that have been disturbed by faulting. The volcanic rocks belong to the lower volcanic complex and the discordant overlying upper volcanic supergroup. The lower volcanic complex is represented on the property by the Navosaigame conglomerates (including thinly-bedded sandstone and siltstone) and the El Madrono volcanics (felsic tuffs and lavas intercalated with rhyolitic tuffs, sandy volcanoclastics and sediments). The upper volcanic group is made up of the Victoria ignimbrites (explosive felsic volcanics), the Frijolar andesites (massive to flow-banded, porphyritic flows) and the Buenavista ignimbrites (dacitic to rhyolitic pyroclastics).

Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. The Santo Nino andesite is a dyke that intrudes along the Santo Nino fault zone.

Structure on the property is dominated by a ten-kilometre by three-kilometre horst, a fault-uplifted block structure oriented west-northwest, that is bounded on the south by the south-dipping Santo Nino fault and on the north by the north-dipping Reyna de Plata fault. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay outwards from the Santo Nino fault.

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Mineralization

Gold and silver mineralization at the Pinos Altos mine consists of low sulphidation type epithermal-type hydrothermal veins, breccias and bodies. The Santo Nino structure outcrops over a distance of roughly six kilometres. It strikes at 60 degrees azimuth on its eastern portion and turns to strike roughly 90 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Nino structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Nino and Cerro Colorado.

The El Apache lens is the most weakly mineralized. The area hosts a weakly developed white quartz dominated breccia. Gold values are low and erratic over its roughly 750 metre strike length. Past drilling suggests that this zone is of limited extent at depth.

The Oberon de Weber lens has been followed on surface and by diamond drilling over an extent of roughly 500 metres. Shallow holes drilled by the Company show good continuity both in terms of grade and thickness over roughly 550 metres. From the previous drilling done by Penoles, continuity at depth appears to be erratic with a weakly defined western rake.

The Santo Nino lens is the most vertically extensive of these lenses. It has been traced to a depth of approximately 750 metres below the surface. The vein is followed continuously on surface over a distance of 550 metres and discontinuously up to 650 metres. Beyond its western and eastern extents, the Santo Nino andesite is massive and only weakly altered. Gold grades found are systematically associated with green quartz brecciated andesite.

The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes drilled by the Company suggest better grade continuity is possible at depth.

The San Eligio zone is located approximately 250 metres north of Santo Nino. The host rock is brecciated Victoria Ignimbrite, occasionally with a stockwork style of mineralization. There is no andesite in this sector. Unlike the other lenses, the San Eligio lens dips towards the north. The lateral extent of the zone seems to be continuous for 950 metres. Its average width is five metres and never exceeds 15 metres. Surface mapping and prospecting has suggested that there is good potential for additional mineralization on strike and at depths below 150 metres. Visible gold has been seen in the drill core.

The Creston Mascota deposit is seven kilometres northwest of the Santo Nino deposit, and is similar, but dips shallowly to the west. The Creston Mascota deposit is approximately 1,000 metres long and four to 40 metres wide, and extends from surface to more than 200 metres depth.

Several other promising zones are associated with the horst feature in the northwest part of the property. The Cubiro deposit is a near-surface deposit located two kilometres west of the Creston Mascota deposit. Cubiro strikes northwest, has a steep dip and has been followed along strike for approximately 850 metres. Drilling has intersected significant gold and silver mineralization up to 30 metres in width. The Cubiro deposit is split by a fault that resulted in 200 metres of displacement to the west, as defined by drilling to date. The zone is still open to the southeast and possibly at depth.

The Sinter zone is 1,500 metres north-northeast of the Santo Nino zone and is part of the Reyna de Plata gold structure. The steeply dipping mineralization ranges from four to 35 metres in width and almost 900 metres long, with over 350 metres of vertical depth.

Other identified mineral resources in the Pinos Altos region include the Bravo zone adjacent to the Creston Mascota deposit and the Reyna de la Plata prospect further to the east. Exploration efforts will be allocated to these zones as development continues at Pinos Altos and the Creston Mascota deposit.

Exploration and Drilling

In 2017, minesite exploration activities were primarily focused on conversion, infill and exploration of the mineral resources at the Bravo, Madroño deposit and Cebollin exploration target. A total of 36,396 metres of minesite exploration drilling, including 14,792 metres of conversion and infill drilling at Bravo, 19,378 metres of exploration and step out drilling at the Madroño deposits and 2,226 metres of exploration at Cebolling target, were completed.

In 2018, the Company expects to spend approximately $6.2 million on exploration at the Pinos Altos mine and the Creston Mascota deposit, including $1.9 million on 10,000 metres of step out and conversion drilling and $4.3 million on 21,000 metres of exploration drilling.

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Mineral Reserves and Mineral Resources

In 2017, proven and probable mineral reserves at Pinos Altos (excluding Creston Mascota) decreased by approximately 151,000 ounces of gold and 4.1 million ounces of silver to 1.27 million ounces of gold and 34.0 million ounces of silver (16.4 million tonnes of ore grading 2.41 grams of gold per tonne and 64.4 grams of silver per tonne) after producing 180,738 ounces of gold (187,347 ounces of in situ gold mined) and 2.5 million ounces of silver. The net decrease was a result of mine depletion at the Santo Niño pit. Indicated mineral resources at Pinos Altos increased by 2.2 million tonnes in 2017 to 16.2 million tonnes grading 1.82 grams of gold per tonne and 44.3 grams of silver per tonne due to new drilling and interpretations at the Cerro Colorado and Santo Niño deposits. Inferred mineral resources increased by 2.0 million tonnes in 2017 to 11.2 million tonnes grading 1.43 grams of gold per tonne and 28.4 grams of silver per tonne.

In 2017, proven and probable mineral reserves at the Creston Mascota and Bravo deposits increased by approximately 10,421 ounces of gold and 1.4 million ounces of silver to 112,635 ounces of gold and 2.31million ounces of silver (2.4 million tonnes of ore grading 1.47 grams of gold per tonne and 30.1 grams of silver per tonne) after producing 80,132 ounces of gold (90,510 ounces of in situ gold mined) and 768,697 ounces of silver. The net increase was a result of conversion of mineral resources to mineral reserves at the Bravo deposit. Indicated mineral resources at the Creston Mascota deposit decreased by 1.8 million tonnes in 2017 to 2.5 million tonnes grading 0.66 grams of gold per tonne and 6.8 grams of silver per tonne due to conversion of mineral resources to mineral reserves at the Bravo deposit and mine depletion at the Creston Mascota pit. The inferred mineral resources at the Creston Mascota deposit decreased by 0.7 million tonnes in 2017 to 0.6 million tonnes grading 0.29 grams of gold per tonne and 6.0 grams of silver per tonne.

La India Mine

The La India mine is located in the municipality of Sahuaripa, southeastern Sonora State, between the small rural towns of Tarachi and Matarachi. The closest major city with an international airport is Hermosillo, the capital of Sonora, located 210 kilometres west-northwest of the La India mine. Road travel from Hermosillo to the site takes approximately seven hours. Alternatively, the mine can be accessed by small aircraft. The power supply at the La India mine is provided by diesel generators.

The Company acquired the La India property in November 2011 as part of its acquisition of Grayd, which had explored the property since 2004 and had prepared a preliminary economic assessment of the project in December 2010 based on a June 2010 NI 43-101 mineral resource estimate.

The La India property consists of 52 wholly-owned and 13 optioned mining concessions in the Mulatos Gold Belt in Sonora, Mexico. The La India property includes the Tarachi deposit and several other prospective targets in the Mulatos Gold Belt. At the Tarachi deposit, the surface rights in the project area are owned by the Tarachi Ejido (agrarian community) and private parties. All measured, indicated and inferred mineral resources lie within privately owned or ejido possessed land. Surface access lease agreements have been executed with the property owners or possessors for approximately 50% of the identified target areas. The existing agreements allow for exploration and drilling activities; if mining activity is contemplated following exploration in the area, then the Company will be required to negotiate further to acquire the surface rights necessary for project development.

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Location Map of the La India Mine (as at December 31, 2017)

LA INDIA - TARACHI
INDEX MAP
Hermosillo
Chihuahua
0
1000
kilometers
Agnico Eagle property
Gold deposits
Road
0
10
kilometres
Coordinate system: UTM NAD27-Z12
690 000 E
700 000 E
710 000 E
720 000 E
3190000 N
3180000 N
3170000 N
3160000 N
N
TARACHI
EL PILAR
SAN JAVIER
Km15
LA INDIA
Matarachi
MULATOS DEPOSIT

The Mulatos Gold Belt is part of the Sierra Madre gold and silver belt that also hosts the operating Mulatos gold mine immediately southeast of the La India property and the Pinos Altos mine and the Creston Mascota deposit 70 kilometres to the southeast.

In September 2012, following the completion of a feasibility study, the Company approved the construction of a mine at La India. The mine achieved commercial production in February 2014. The Company continues to evaluate opportunities to develop other mineral resources that have been identified in the La India area.

At December 31, 2017, the La India mine was estimated to contain proven and probable mineral reserves of 0.7 million ounces of gold and 2.1 million ounces of silver comprised of 30.1 million tonnes of ore grading 0.69 grams of gold per tonne and 2.2 grams of silver per tonne. At the Tarachi deposit, indicated mineral resources are 22.7 million tonnes grading 0.4 grams of gold per tonne and inferred mineral resources are 6.5 million tonnes grading 0.33 grams of gold per tonne. A preliminary metallurgical testing program on Tarachi composite samples has been completed and negotiations for land access are ongoing.

Mining and Milling Facilities

Mining Methods

Operations at the La India mine use traditional open pit mining techniques with bench heights of six metres and utilize front end loaders, trucks, track drills and various support equipment. Based upon geotechnical evaluations, the final pit slopes vary between 46 degrees and 50 degrees.

Surface Facilities

The following surface plan details the mine layout showing pits and waste rock dump locations, roads, the leach pad and other infrastructure.

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Surface Plan of the La India Mine (as at December 31, 2017)

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Surface facilities at the La India mine include a three-stage ore crushing facility, a 35 million tonne capacity lined heap leach pad with process ponds and pumping system, a carbon adsorption plant, a laboratory, a process plant shop, a mining equipment maintenance shop, a generated power station, surface power transmission lines and substations, a warehouse, administrative support offices and camp facilities. The power for the facilities is supplied by diesel generators and water is supplied by a system of wells and catchment facilities. Septic discharges are managed in their respective leach fields. The Company expects to begin construction of the expanded heap leach pad in 2018, which is expected to be operational by the end of 2019.

Production and Mineral Recoveries

During 2017, the La India mine had payable production of 101,150 ounces of gold from approximately 6.0 million tonnes of ore stacked on the heap leach pad grading 0.69 grams of gold per tonne. The production costs per ounce of gold produced at La India in 2017 were $604. The total cash costs per ounce of gold produced at La India in 2017 were $580 on a by-product basis and were $634 on a co-product basis. The production costs per tonne at La India were $10 and the minesite costs per tonne were $11 in 2017. Stacking rates averaged 16,343 tonnes of ore per day.

The cumulative recovery for gold on the heap leach pad at La India is approximately 64%. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate gold recovery of 68% will be achieved when leaching is completed. This projected ultimate recovery is lower than the recovery originally estimated in the feasibility study because of the addition of significant volumes of transitional material. This ore grade material was not included in the study but, following the completion of metallurgical test work which proved its economic benefit despite a lower recovery rate, has since been added to the mineral reserves.

The following table sets out the metal recoveries at La India in 2017.

	Head Grade	Cumulative Metal Recovery	Payable Production

Gold	0.69 g/t	64%	101,150 oz

Gold production during 2018 at the La India mine is expected to be approximately 90,000 ounces from 6.0 million tonnes of ore grading 0.74 grams of gold per tonne, at estimated total cash costs per ounce of approximately $651 on a by-product basis, with estimated cumulative gold recovery of 63%. Minesite costs per tonne of approximately $10 are expected in 2018.

Environmental, Permitting and Social Matters

The La India mine is not located in an area with a special federal environmental protection designation. As of December 31, 2017, all permits necessary for the operation of the La India mine had been received. For the expanded heap leach pad, environmental studies to obtain the change of land use permit were submitted in November 2017 and approvals are expected in the second quarter of 2018.

The Company has engaged the local communities in the area with local hiring, contracts with local businesses, education support and medical support programs to ensure that the La India mine provides long term benefits to the residents living and working in the region. Approximately 46% of the operating workforce at La India is locally hired and 100% of the permanent workforce are Mexican nationals.

Capital Expenditures

Capital expenditures at the La India mine during 2017 were approximately $10.8 million, excluding capitalized exploration, which was spent on heap leach expansion, power line related expenditures and general sustaining activities. The Company expects capital expenditures to be approximately $21.5 million in 2018, excluding capitalized exploration. The capital expenditures in 2018 are to be used for heap leach expansion, power line related expenditures and general sustaining activities.

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Development

As of December 31, 2017, for the mine life to date, more than 45 million tonnes of ore, overburden and waste had been removed from the open pit mine at La India.

Agreements & Licences

The mining concessions for the La India mine and Tarachi deposit are controlled by an indirect, wholly-owned subsidiary of the Company by means of direct ownership and by five separate agreements whereby the Company can earn a 100% interest in certain concessions by making cash and share payments. Payment has been made in full for the claims that host all of the measured, indicated and inferred mineral resources. Certain concessions are subject to underlying net smelter return royalties of between 1% and 3%, certain of which may be purchased by the Company and could result in net smelter return royalties remaining of up to 2%.

For the Tarachi deposit, payments totaling $0.75 million have been made by the Company to earn a 100% interest in the relevant concessions. Certain concessions are subject to an underlying net smelter return royalty of between 1% and 3%, which may be partially purchased by the Company, and could reduce the maximum net smelter return royalties to 2%. In addition, in 2016 the Company acquired the La Chipriona, Los Pinos and Santa Clara claims.

The defined mineral reserve and mineral resource and all lands required for infrastructure for the La India mine are wholly-contained within three privately-held properties which the Company has acquired in order to permit exploration, construction and mine development activities.

Geology, Mineralization, Exploration and Drilling

Geology and Mineralization

The La India mine lies within the Sierra Madre Occidental ("SMO") province, an extensive Eocene to Miocene volcanic field extending from the United States-Mexico border to central Mexico. The La India mine lies within the western limits of the SMO in an area dominated by outcrops of andesite and dacitic tuffs, overlain by rhyolites and rhyolitic tuffs that were affected by large-scale north-northwest-striking normal faults and intruded by granodiorite and diorite stocks. Incised fluvial canyons cut the uppermost strata and expose the Lower Series volcanic strata.

The mine area is predominantly underlain by a volcanic sequence comprised of andesitic and felsic extrusive volcanic strata with interbedded epiclastic strata of similar composition. The mineral occurrences present in the mine area, and the deposit type being sought, are volcanic-hosted high-sulphidation epithermalhydrothermal gold, silver and porphyry-related gold deposits. Such deposits may be present as veins and/or disseminated deposits and/or breccias. The La India mine deposit area is one of several high-sulphidation epithermal mineralization centres recognized in the region.

Epithermal high-sulphidation mineralization at the La India mine developed as a cluster of gold zones (Main and North) aligned north-south within a spatially related zone of hydrothermal alteration in excess of 20 square kilometres in area. Gold mineralization is confined to the Late Eocene rocks within zones of intermediate and advanced argillitic alteration originally containing sulphides, and subsequently oxidized by supergene processes. The North and Main zones are within two kilometres of each other.

Surface outcrop mapping and drill-hole data so far indicate that the gold system at the Tarachi deposit is likely best classified as a gold porphyry deposit.

Exploration and Drilling

In 2017, the Company completed 28,922 metres of drilling through 242 diamond and 45 reverse circulation drill holes at the La India mine. This included 20,166 metres of minesite exploration drilling at a cost of $4.1 million at the El Realito and El Cochi deposits and at the Los Tubos and Cerro de Oro exploration targets and 8,826 metres of infill drilling at the Main Zone at a cost of $1.5 million. In addition, 3,715 metres of definition (conversion) drilling was completed.

The Company expects to spend approximately $1.0 million on 5,000 metres of conversion drilling and $4.5 million on 20,000 metres of exploration drilling at the La India mine in 2018.

Mineral Reserves and Mineral Resources

In 2017, proven and probable mineral reserves at La India decreased by approximately 341,544 ounces of gold to 678,590 ounces of gold (30.6 million tonnes of ore grading 0.69 grams of gold per tonne) after producing 132,145 ounces

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of gold (144,515 ounces of in situ gold mined). The net decrease was a result of raising the cut off grade and the implementation of capping in the gold grades results. Measured and indicated mineral resources at the La India mine increased by 0.4 million tonnes in 2017 to 27.4 million tonnes grading 0.46 grams of gold per tonne. The increase is primarily due to infill drilling and reclassification of mineral reserves to mineral resources. Inferred mineral resources decreased by 3.9 million tonnes in 2017 to 7.1 million tonnes grading 0.41 grams of gold per tonne due to new estimation domains.

Regional Exploration Activities

During 2017, the Company continued to actively explore in Quebec, Nunavut, Nevada, Alaska, Finland, Sweden and Mexico. The Canadian regional exploration activities were focused on the Amaruq property in Nunavut. In the United States, exploration activities during 2017 were concentrated on project evaluation. In Mexico, regional exploration was focused on the El Barqueno, La India and Pinos Altos properties. In Finland, regional exploration was focused to the north of the Kittila mine along the Kiistala fault, including the Kuotko deposit. In Sweden, the Company explored the Barsele project. CMC focused exploration on the Amalgamated Kirkland and Upper Beaver projects near Kirkland Lake, Ontario, and the Partnership focused exploration on the Odyssey and East Malartic projects near to the Canadian Malartic mine. At the LaRonde, Goldex, Lapa, Canadian Malartic, Meadowbank, Kittila, Pinos Altos (including the Creston Mascota deposit) and La India mines, the Company (or the Partnership, in the case of the Canadian Malartic mine) continued exploration programs around the mines. Most of the exploration budget was spent on drilling programs near mine infrastructure along previously recognized gold trends.

At the end of 2017, the Company's land holdings in Canada consisted of 85 projects comprised of 3,840 mineral titles covering an aggregate of 597,819 hectares (of this total in Canada, 11 projects comprised of 1,854 mineral titles covering an aggregate of 70,658 hectares are held as a 50% interest with Yamana, including the Canadian Malartic mine). Land holdings in the United States consisted of five properties comprised of 3,370 mineral titles covering an aggregate of 42,473 hectares (of this total in the United States, one project, West Pequop, comprised of 1,361 mineral titles covering 11,193 hectares is held as a 51% interest with Newmont USA Limited). Land holdings in Finland consisted of three groups of properties comprised of 98 mineral titles covering an aggregate of 30,982 hectares. Land holdings in Sweden consisted of two projects comprised of 24 mineral titles covering an aggregate of 36,153 hectares. Land holdings in Mexico consisted of 20 projects comprised of 217 mining concession titles covering an aggregate of 260,868 hectares.

The total amount of expenditures incurred on regional exploration activities at the Company's exploration properties plus head office overhead and corporate development activities in 2017 was $141.5 million. This included drilling 972 holes for an aggregate of approximately 258 kilometres on 100%-owned properties. It also included the Company's 50% portion of the cost of drilling 218 holes for an aggregate of approximately 122 kilometres on CMC exploration properties.

The budget for expenditures on regional exploration activities at the Company's exploration properties plus head office overhead, project evaluation and corporate development activities in 2018 is approximately $137 million, including approximately 261 kilometres of drilling on 100%-owned properties, and 50% of the cost for the first quarter of 2018 and 100% of the cost for the remainder of the year of drilling 60 kilometres on CMC exploration properties and 50% of the costs at the Canadian Malartic mine. For further details of the components of the 2018 exploration budget, see the Company's news release dated February 14, 2018.

Mineral Reserves and Mineral Resources

The scientific and technical information set out in this AIF has been approved by the following "qualified persons" as defined by NI 43-101: mineral reserves and mineral resources (other than for the Canadian Malartic mine) – Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; mineral reserves and mineral resources (for the Canadian Malartic mine) – Donald Gervais, P.Geo., Technical Services Manager at CMC and Sylvie Lampron, P.Eng., Senior Project Engineer at CMC; exploration – Guy Gosselin Eng., Vice-President, Exploration; environmental – Louise Grondin P.Eng., Senior Vice-President, Environment, Sustainable Development and People; mining operations, Southern Business – Marc Legault, Eng., Senior Vice President, Operations – U.S.A., Mexico & Latin America; metallurgy – Paul Cousin, P.Eng., Vice-President, Operational Sustainability; mining operations, Kittila mine – Francis Brunet, P.Eng., Corporate Director Mining; mining operations, Nunavut – Dominique Girard, Eng., Vice-President, Nunavut Operations; and mining operations, Quebec mines – Christian Provencher, P.Eng., Vice-President, Canada.

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Information on Mineral Reserves and Mineral Resources of the Company

The Company's mineral reserves and mineral resources estimate was derived from internally generated data or geology reports. Historically, mineral reserves and mineral resources for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, the Company decided to use price assumptions that are below the three-year averages for its 2015, 2016 and 2017 mineral reserve and mineral resource estimates.

The assumptions used for the 2017 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company are set out in the following table.

	Metal prices					Exchange rates

	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)		C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00

Long-life operations and projects –					C$	1.20	MXP16.00	US$	1.15

Short-life operations – Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	C$	1.25	MXP17.00		Not applicable

Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*
The Upper Beaver project has a C$125/tonne net smelter return (NSR) cut-off value

**
The Canadian Malartic mine uses a cut-off grade between 0.35 g/t and 0.37 g/t gold (depending on the deposit)

The assumptions used for the 2016 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company are set out in the following table.

	Metal prices					Exchange rates

	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)		C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00

Long-life operations and projects –					C$	1.20	MXP16.00	US$	1.15

Short-life operations – Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos	$1,150	$16.50	$2.15	$0.95	C$	1.30	MXP16.00		Not applicable

Meliadine project	$1,100	Not applicable	Not applicable	Not applicable	C$	1.16	Not applicable		Not applicable

Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*
The Upper Beaver project has a C$125/tonne net smelter return (NSR) cut-off value

**
The Canadian Malartic mine uses a cut-off grade between 0.33 g/t and 0.37 g/t gold (depending on the deposit)

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The assumptions used for the 2015 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company are set out in the following table.

	Metal prices					Exchange rates

	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)		C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00

Long-life operations and projects –					C$	1.16	MXP14.00	US$	1.20

Short-life operations – Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos	$1,100	$16.00	$2.50	$0.90	C$	1.30	MXP16.00		Not applicable

Canadian Malartic mine*	$1,150	Not applicable	$2.50	Not applicable	C$	1.24	Not applicable		Not applicable

*
The Canadian Malartic mine uses a cut-off grade between 0.34 g/t and 0.40 g/t gold (depending on the deposit)

Set out below are the mineral reserve estimates as of December 31, 2017, as estimated in accordance with NI 43-101 (tonnages and contained gold quantities are rounded to the nearest thousand):

AGNICO EAGLE MINES LIMITED DETAILED MINERAL RESERVES AND RESOURCES DATA

As of December 31, 2017

MINERAL RESERVES

OPERATIONS			PROVEN			PROBABLE			PROVEN & PROBABLE		
GOLD	**Mining Method**	**Ownership**	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	5,746	4.94	912	9,533	5.66	1,735	15,279	5.39	2,647
LaRonde Zone 5	Underground	100%	3,758	2.02	244	2,477	1.97	157	6,236	2.00	401
Canadian Malartic	Open Pit	50%	24,990	0.95	760	65,509	1.15	2,429	90,499	1.10	3,189
Goldex	Underground	100%	181	1.61	9	18,006	1.57	907	18,186	1.57	917
Akasaba West	Open Pit	100%	-		-	5,194	0.87	145	5,194	0.87	145
Lapa	Underground	100%	127	3.75	15	-		-	127	3.75	15
Meadowbank	Open Pit	100%	1,820	1.36	79	2,888	2.86	265	4,708	2.28	345
Amaruq	Open Pit	100%	-		-	20,063	3.67	2,366	20,063	3.67	2,366
Meadowbank Complex Total			**1,820**	**1.36**	**79**	**22,951**	**3.57**	**2,631**	**24,771**	**3.40**	**2,710**
Meliadine	Open Pit	100%	48	7.17	11	3,693	5.19	617	3,741	5.22	628
Meliadine	Underground	100%	-		-	12,317	7.70	3,050	12,317	7.70	3,050
Meliadine Total			**48**	**7.17**	**11**	**16,010**	**7.12**	**3,666**	**16,058**	**7.12**	**3,677**
Upper Beaver	Underground	50%	-		-	3,996	5.43	698	3,996	5.43	698
Kittilä	Underground	100%	971	4.26	133	25,894	4.75	3,957	26,865	4.74	4,090
Pinos Altos	Open Pit	100%	74	1.06	3	1,159	0.95	35	1,233	0.96	38
Pinos Altos	Underground	100%	4,229	2.58	351	10,973	2.51	885	15,202	2.53	1,235
Pinos Altos Total			**4,304**	**2.55**	**353**	**12,132**	**2.36**	**920**	**16,435**	**2.41**	**1,273**
Creston Mascota	Open Pit	100%	21	0.90	1	2,368	1.47	112	2,389	1.47	113
La India	Open Pit	100%	266	0.49	4	30,394	0.69	674	30,660	0.69	679
Totals			***42,232***	***1.86***	***2,523***	***214,464***	***2.62***	***18,031***	***256,696***	***2.49***	***20,554***

SILVER	**Mining Method**	**Ownership**	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	5,746	16.79	3,102	9,533	18.78	5,755	15,279	18.03	8,857
Pinos Altos	Open Pit	100%	74	63.45	152	1,159	23.41	872	1,233	25.83	1,024
Pinos Altos	Underground	100%	4,229	68.38	9,297	10,973	67.16	23,693	15,202	67.50	32,990
Pinos Altos Total	**subtotal**		**4,304**	**68.29**	**9,449**	**12,132**	**62.98**	**24,565**	**16,435**	**64.37**	**34,015**
Creston Mascota	Open Pit	100%	21	9.56	6	2,368	30.36	2,311	2,389	30.18	2,318
La India	Open Pit	100%	266	3.40	29	30,394	2.14	2,094	30,660	2.15	2,123
Totals			***10,336***	***37.87***	***12,587***	***54,427***	***19.84***	***34,725***	***64,763***	***22.72***	***47,312***

COPPER	**Mining Method**	**Ownership**	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	5,746	0.22	12,874	9,533	0.23	22,252	15,279	0.23	35,126
Akasaba West	Open Pit	100%	-		-	5,194	0.49	25,535	5,194	0.49	25,535
Upper Beaver	Underground	50%	-		-	3,996	0.25	9,990	3,996	0.25	9,990
Totals			***5,746***	***0.22***	***12,874***	***18,724***	***0.31***	***57,776***	***24,470***	***0.29***	***70,651***

ZINC	**Mining Method**	**Ownership**	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	5,746	0.41	23,405	9,533	1.17	111,079	15,279	0.88	134,484
Totals			***5,746***	***0.41***	***23,405***	***9,533***	***1.17***	***111,079***	***15,279***	***0.88***	***134,484***

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In the tables above and below setting out mineral reserve information about the Company's mineral projects, and elsewhere in this AIF, the total contained gold ounces stated do not include equivalent gold ounces for by-product metals contained in the mineral reserve. Mineral reserves are not reported as a subset of mineral resources. Tonnage amounts and contained metal amounts presented in these tables have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. The amounts reported are the Company's percentage interest in the properties as at December 31, 2017. For all mineral reserves, the reported metal grades reflect dilution after mining recovery. For all measured and indicated mineral resources in the properties 100% owned by the Company, the reported metal grades reflect dilution after mining recovery. All other mineral resource numbers do not reflect dilution after mining recovery. The mineral reserve and mineral resource figures presented in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The scientific and technical information in this AIF has been approved by Qualified Persons as defined by NI 43-101. This includes the sampling methods, quality control measures, security measures taken to ensure the validity and integrity of samples taken, assaying and analytical procedures and quality control measures and data verification procedures. The methods used by the Company follow the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Best Practice

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Guidelines for Exploration and for Estimation of Mineral Resources and Mineral Reserves and industry practices. Sample preparation and analyses are conducted by external laboratories that are independent of the Company.

The Company carries out mineral processing and metallurgical testing at each of its mines and exploration projects with mineral reserves and indicated mineral resources. The testing is done in accordance with internal Company protocols and good mineral processing practices. There are no known processing factors or deleterious elements that are expected to have a significant effect on the economic extraction, or potential economic extraction, of gold at the Company's mines or advanced exploration projects.

Mineral Reserves and Mineral Resources

Northern Business

LaRonde Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	5,746,000	5,833,000	3,455,000

Average grade – gold grams per tonne	4.94	4.91	4.09

Probable mineral reserves – tonnes	9,533,000	11,758,000	14,765,000

Average grade – gold grams per tonne	5.66	5.64	5.59

Total proven and probable mineral reserves – tonnes	15,279,000	17,591,000	18,220,000

Average grade – gold grams per tonne	5.39	5.40	5.31

Total contained gold ounces	2,647,000	3,053,000	3,109,000

Notes:

(1)
The 2017 proven and probable mineral reserve estimates set out in the table above are based on a net smelter return cut-off value of the ore of C$116 per tonne. The metallurgical recovery rates at the LaRonde mine averaged 95.6% for gold, 88.3% for silver, 74.5% for zinc and 86.6% for copper in 2017. The Company estimates that a $100 (9%) change in the gold price would result in an approximate 1.3% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the LaRonde mine contained indicated mineral resources of 7,789,000 tonnes grading 5.38 grams of gold per tonne and inferred mineral resources of 5,285,000 tonnes grading 5.49 grams of gold per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the LaRonde mine by category at December 31, 2017 with those at December 31, 2016. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2017.

	Proven	Probable	Total

December 31, 2016	5,833	11,758	17,591

Processed in 2017	-2,246	–	-2,246

Revision	2,159	-2,225	-66

December 31, 2017	5,746	9,533	15,279

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the LaRonde mine may be found in the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005 and authored by Guy Gosselin, Eng.

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Goldex Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	181,000	294,000	300,000

Average grade – gold grams per tonne	1.61	1.47	1.54

Probable mineral reserves – tonnes	18,006,000	16,507,000	12,644,000

Average grade – gold grams per tonne	1.57	1.64	1.61

Total proven and probable mineral reserves – tonnes	18,186,000	16,801,000	12,944,000

Average grade – gold grams per tonne	1.57	1.64	1.61

Total contained gold ounces	917,000	886,000	668,000

Notes:

(1)
The 2017 proven and probable mineral reserve estimates set out in the table above were estimated using an assumed metallurgical gold recoveries ranging from 89.1% to 90.5%. As of December 31, 2017, the operating costs per tonne were estimated to be in the range of C$36.08 to C$40.31. The cut-off grade used for mineral reserves was ranged from 0.95 to 1.10 grams of gold per tonne depending on the zone. The Company estimates that a $100 (9%) change in the gold price would result in an approximate 1% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the Goldex mine contained measured mineral resources of 12,360,000 tonnes grading 1.86 grams of gold per tonne, indicated mineral resources of 18,267,000 tonnes grading 1.77 grams of gold per tonne and inferred mineral resources of 26,871,000 tonnes grading 1.51 grams of gold per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Goldex mine by category at December 31, 2017 with those at December 31, 2016. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2017.

	Proven	Probable	Total

December 31, 2016	294	16,507	16,801

Processed in 2017	-2,484	–	-2,484

Revision	2,371	1,499	3,869

December 31, 2017	181	18,006	18,186

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Goldex mine may be found in the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012, authored by Richard Genest, P.Geo., Eng., Jean-François Lagueux, Eng., François Robichaud, Eng. and Sylvain Boily, Eng.

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Canadian Malartic Mineral Reserves and Mineral Resources (Agnico Eagle's 50% Interest)

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	24,990,000	25,560,000	27,446,000

Average grade – gold grams per tonne	0.95	0.95	0.97

Probable mineral reserves – tonnes	65,509,000	76,274,000	83,320,000

Average grade – gold grams per tonne	1.15	1.13	1.12

Total proven and probable mineral reserves – tonnes	90,499,000	101,834,000	110,766,000

Average grade – gold grams per tonne	1.10	1.08	1.08

Total contained gold ounces	3,189,000	3,548,000	3,863,000

Notes:

(1)
The Canadian Malartic property is owned by the Partnership, in which the Company holds an indirect 50% interest, with the remaining 50% interest held indirectly by Yamana. The 2017 proven and probable mineral reserves set out in the table above were estimated using an assumed metallurgical gold recovery of between 88% and 97% and a cut-off grade from 0.35 to 0.37 grams of gold per tonne, depending on the deposit. The operating cost per tonne estimate for the Canadian Malartic mine as of December 31, 2017 was C$10.27 per tonne for Canadian Malartic and the Barnat deposit and C$10.89 per tonne for the Jeffrey deposit. The Company estimates that a $120 (10%) increase in the gold price would result in an approximate 3.7% increase in mineral reserves, while a $120 (10%) decrease in the gold price would result in an approximate 3.7% decrease in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the Canadian Malartic mine (Agnico Eagle's 50% interest) contained measured mineral resources of 2,037,000 tonnes grading 1.33 grams of gold per tonne, indicated mineral resources of 10,977,000 tonnes grading 1.58 grams of gold per tonne and inferred mineral resources of 4,818,000 tonnes grading 1.51 grams of gold per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 100% of the applicable mineral reserve cut-off grade in pit and 1.0 grams of gold per tonne for mineral resources below pit.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Canadian Malartic mine by category at December 31, 2017 with those at December 31, 2016, stating Agnico Eagle's 50% interest. Revision indicates additional mineral reserves converted from mineral resources during 2017.

	Proven	Probable	Total

December 31, 2016	25,560	76,274	101,834

Processed in 2017	-10,260	–	-10,260

Revision	9,690	-10,765	-1,075

December 31, 2017	24,990	65,509	90,499

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Canadian Malartic mine may be found in the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property dated June 16, 2014, filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014, authored by Donald Gervais, P. Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng.

AGNICO EAGLE     75
ANNUAL INFORMATION FORM

Kittila Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	971,000	1,148,000	1,059,000

Average grade – gold grams per tonne	4.26	4.19	4.28

Probable mineral reserves – tonnes	25,894,000	28,907,000	27,136,000

Average grade – gold grams per tonne	4.75	4.65	4.82

Total proven and probable mineral reserves – tonnes	26,865,000	30,055,000	28,195,000

Average grade – gold grams per tonne	4.74	4.64	4.80

Total contained gold ounces	4,090,000	4,479,000	4,353,000

Notes:

(1)
The 2017 proven and probable mineral reserves set out in the table above were estimated using a metallurgical gold recovery of 86.2%. Gold cut-off grades used were between 2.81 grams of gold per tonne and 3.09 grams of gold per tonne, diluted, depending on depth, for underground mineral reserves. There are no mineral reserves from open pit operations in 2017. Underground operating cost was estimated between €76.03 to €83.70 per tonne at December 31, 2017. The Company estimates that a $100 (9%) increase or decrease in the gold price would result in an approximate 12.5% increase or 7.0% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the Kittila mine contained measured mineral resources of 1,592,000 tonnes grading 2.59 grams of gold per tonne, indicated mineral resources of 19,138,000 tonnes grading 3.13 grams of gold per tonne and inferred mineral resources of 9,364,000 tonnes grading 4.18 grams of gold per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila mine by category at December 31, 2017 with those at December 31, 2016. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2017.

	Proven	Probable	Total

December 31, 2016	1,148	28,907	30,055

Processed in 2017	-1,685	–	-1,685

Revision	1,508	-3,013	-1,505

December 31, 2017	971	25,894	26,865

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Kittila mine may be found in the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland, filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010, authored by Daniel Doucet, Eng., Dominique Girard, Eng., Louise Grondin, P.Eng., and Pierre Matte, Eng.

76     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Meadowbank Complex (Including the Meadowbank mine and the Amaruq satellite deposit at Meadowbank) Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	1,820,000	1,704,000	1,203,000

Average grade – gold grams per tonne	1.36	1.75	1.51

Probable mineral reserves – tonnes	22,951,000	6,515,000	9,586,000

Average grade – gold grams per tonne	3.57	2.94	2.87

Total proven and probable mineral reserves – tonnes	24,771,000	8,219,000	10,789,000

Average grade – gold grams per tonne	3.40	2.69	2.72

Total contained gold ounces	2,710,000	711,000	943,000

Notes:

(1)
The 2017 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used a metallurgical gold recoveries ranging from 84.14% to 95.50%, depending on the deposit and grade. The cut-off grade used for mineral reserves varied from 0.94 grams of gold per tonne to 2.66 grams of gold per tonne, depending on the deposit. The operating costs used for the mineral reserve estimate as of December 31, 2017 varied between C$46.62 per tonne and C$87.30 per tonne, depending on the deposit, including an additional haulage cost of C$0.87 per tonne for Vault deposit mineral reserves and C$11.10 per tonne for Amaruq deposit mineral reserves. The Company estimates that a $100 (9%) increase or decrease in the gold price would result in an approximate 2.0% increase or 3.0% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the Meadowbank Complex contained measured mineral resources of 199,000 tonnes grading 1.00 grams of gold per tonne, indicated mineral resources of 11,165,000 tonnes grading 3.33 grams of gold per tonne and inferred mineral resources of 8,751,000 tonnes grading 6.22 grams of gold per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Meadowbank Complex by category at December 31, 2017 with those at December 31, 2016. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2017.

	Proven	Probable	Total

December 31, 2016	1,704	6,515	8,219

Processed in 2017	-3,853	–	-3,853

Revision	3,969	16,436	20,405

December 31, 2017	1,820	22,951	24,771

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Meadowbank Complex may be found in the Technical Report on the Mineral Resources and Mineral Reserves at the Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavit, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018, authored by David Paquin Bilodeau, P.Geo., Robert Badiu, P.Geo., Pierre McMullen, P. Eng. and Karl Leetmaa, P. Eng.

AGNICO EAGLE     77
ANNUAL INFORMATION FORM

Meliadine Project Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	48,000	34,000	34,000

Average grade – gold grams per tonne	7.17	7.31	7.31

Probable mineral reserves – tonnes	16,010,000	14,495,000	14,495,000

Average grade – gold grams per tonne	7.12	7.32	7.32

Total proven and probable mineral reserves – tonnes	16,058,000	14,529,000	14,529,000

Average grade – gold grams per tonne	7.12	7.32	7.32

Total contained gold ounces	3,677,000	3,417,000	3,417,000

Notes:

(1)
The forecast production and other parameters surrounding the Company's proposed Meliadine operations set out in this AIF were based on a preliminary economic assessment, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the forecast production amounts or other parameters will be realized. The basis for the preliminary economic assessment and the qualifications and assumptions made by the qualified person who undertook the preliminary economic assessment are set out below. The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine.

(2)
The 2017 proven and probable mineral reserves set out in the table above were estimated using a metallurgical gold recovery of 91.85% for Tiriganiaq open pit, 94.10% for Tiriganiaq underground ore and 91.85% for Tiriganiaq underground marginal ore. For the Wesmeg deposit, the metallurgical gold recovery estimates were 92.84% for underground ore and 90.43% for underground marginal ore. The cut-off grades used were 2.06 grams of gold per tonne diluted for Tiriganiq open pit ore, 1.74 grams of gold per tonne diluted for Tiriganiq open pit marginal ore, 3.92 grams of gold per tonne diluted for Tiriganiq underground ore, 1.73 grams of gold per tonne diluted for Tiriganiq underground marginal ore, 3.97 grams of gold per tonne diluted for Wesmeg underground ore and 1.77 grams of gold per tonne diluted for Wesmeg underground marginal ore. The estimated operating costs used for the mineral reserve estimate as of December 31, 2017 was C$82.85 per tonne for Tiriganiaq open pit ore, C$69.92 per tonne for Tiriganiaq marginal open pit ore, C$161.40 per tonne for Tiriganiaq underground ore and C$69.71 per tonne for Tiriganiaq marginal underground ore. For the Wesmeg deposit, the operating costs were C$161.40 per tonne for underground ore and C$69.92 per tonne for marginal underground ore. The Company estimates that a $100 (9%) increase or decrease in the gold price would result in an approximate 7% increase or 5% decrease, respectively, in mineral reserves.

(3)
In addition to the mineral reserves set out above, at December 31, 2017, the Meliadine project contained indicated mineral resources of 25,280,000 tonnes grading 3.77 grams of gold per tonne and inferred mineral resources of 13,844,000 tonnes grading 6.04 grams of gold per tonne. The 2017 mineral resources at the Tiriganiaq-Normeg-Wesmeg, F Zone, Pump, Discovery and Wolf deposits were estimated using metallurgical gold recoveries ranging between 86.47% and 96.50% depending on the deposit, open pit or underground and whether ore is marginal ore. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(4)
The breakdown of open pit and underground mineral reserves at the Meliadine project (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2017 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserves	Open pit stockpile	48,000	7.17	11,000

Probable mineral reserves	Open pit	3,693,000	5.19	617,000

Probable mineral reserves	Underground	12,317,000	7.70	3,050,000

Total probable mineral reserves		16,010,000	7.12	3,666,000

Total proven and probable mineral reserves		16,058,000	7.12	3,677,000

(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Meliadine project may be found in the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015, filed with Canadian securities regulatory authorities on March 12, 2015, authored by Julie Larouche, P.Geo., Denis Caron, Eng., Larry Connell, P.Eng., Dany Laflamme, Eng., François Robichaud, Eng., François Petrucci, P.Eng. and Alexandre Proulx, Eng.

78     AGNICO EAGLE
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Southern Business

Pinos Altos Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold and Silver
Proven mineral reserves – tonnes	4,304,000	3,512,000	2,769,000

Average gold grade – grams per tonne	2.55	2.69	3.08

Average silver grade – grams per tonne	68.29	74.88	82.51

Probable mineral reserves – tonnes	12,132,000	13,889,000	12,967,000

Average gold grade – grams per tonne	2.36	2.51	2.84

Average silver grade – grams per tonne	62.98	66.45	72.40

Total proven and probable mineral reserves – tonnes	16,435,000	17,401,000	15,736,000

Average gold grade – grams per tonne	2.41	2.55	2.88

Average silver grade – grams per tonne	64.37	68.15	74.18

Total contained gold ounces	1,273,000	1,424,000	1,459,000

Total contained silver ounces	34,015,000	38,127,000	37,531,000

Notes:

(1)
The 2017 proven and probable mineral reserve estimates set out in the table above at the Pinos Altos mine (excluding the Creston Mascota deposit) are estimated based on a net smelter return cut-off value of the open pit ore between $8.44 per tonne and $28.94 per tonne, depending on the processing method, and a net smelter return cut-off value of the underground ore of $60.31 per tonne. The metallurgical gold recovery used in the reserve estimates varied between 74% and 96%, depending on the deposit and the processing method. The metallurgical silver recovery used in the reserve estimates varied between 16% and 90%, depending on the deposit and the processing method. The Company estimates that a $100 (9%) change in the gold price would result in an approximate 3% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the Pinos Altos mine contained indicated mineral resources of 16,158,000 tonnes grading 1.82 grams of gold per tonne and 44.32 grams of silver per tonne and inferred mineral resources of 11,205,000 tonnes grading 1.43 grams of gold per tonne and 28.4 grams of silver per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The breakdown of open pit and underground mineral reserves at the Pinos Altos mine (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2017 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (oz)	Contained Silver (oz)

Proven mineral reserves	Open pit stock pile	74,000	1.06	63.45	2,000	152,000

Proven mineral reserves	Underground	4,229,000	2.58	68.38	351,000	9,297,000

Total proven mineral reserves		4,304,000	2.55	68.29	353,000	9,449,000

Probable mineral reserves	Open pit	1,159,000	0.95	23.41	35,000	872,000

Probable mineral reserves	Underground	10,973,000	2.51	67.16	885,000	23,693,000

Total probable mineral reserves		12,132,000	2.36	62.98	920,000	24,565,000

Total proven and probable mineral reserves		16,435,000	2.41	64.37	1,273,000	34,015,000

AGNICO EAGLE     79
ANNUAL INFORMATION FORM

(4)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Pinos Altos mine (excluding the Creston Mascota deposit) by category at December 31, 2017 with those at December 31, 2016. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2017.

	Proven	Probable	Total

December 31, 2016	3,512	13,889	17,401

Processed in 2017	-2,308	–	-2,308

Revision	3,100	-1,757	1,343

December 31, 2017	4,304	12,132	16,435

(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Pinos Altos mine may be found in the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2009, authored by Dyane Duquette, P.Geo., Louise Grondin, P.Eng., Pierre Matte, Eng. and Camil Prince, Eng.

Creston Mascota Deposit at Pinos Altos Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold and Silver
Proven mineral reserves – tonnes	21,000	65,000	187,000

Average gold grade – grams per tonne	0.90	0.94	0.68

Average silver grade – grams per tonne	9.56	8.07	8.05

Probable mineral reserves – tonnes	2,368,000	2,426,000	4,026,000

Average gold grade – grams per tonne	1.47	1.29	1.33

Average silver grade – grams per tonne	30.36	11.44	12.21

Total proven and probable mineral reserves – tonnes	2,389,000	2,491,000	4,213,000

Average gold grade – grams per tonne	1.47	1.28	1.30

Average silver grade – grams per tonne	30.18	11.35	12.02

Total contained gold ounces	113,000	102,000	176,000

Total contained silver ounces	2,318,000	909,000	1,628,000

Notes:

(1)
The 2017 proven and probable mineral reserve estimates set out in the table above at the Creston Mascota deposit at Pinos Altos are estimated based on a net smelter return cut-off value of the open pit ore of $8.51 per tonne. For the Creston Mascota deposit the metallurgical recovery used in the reserve estimates was 54% for gold and 20% for silver. For the Mina Bravo Deposit the metallurgical recovery used in the reserve estimates was 51% for gold and 24% for silver. The Company estimates that a $100 (9%) increase or decrease in the gold price would result in an approximate 11% increase or 1% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the Creston Mascota deposit at Pinos Altos contained indicated mineral resources of 2,503,000 tonnes grading 0.66 grams of gold per tonne and 6.80 grams of silver per tonne and inferred mineral resources of 591,000 tonnes grading 0.29 grams of gold per tonne and 6.0 grams of silver per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Creston Mascota deposit by category at December 31, 2017 with those at December 31, 2016. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2017.

	Proven	Probable	Total

December 31, 2016	65	2,426	2,491

Processed in 2017	-2,196	–	-2,196

Revision	2,152	-58	2,094

December 31, 2017	21	2,368	2,389

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Creston Mascota deposit at Pinos Altos may be found in the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2009, authored by Dyane Duquette, P.Geo., Louise Grondin, P. Eng., Pierre Matte, Eng. and Camil Prince, Eng.

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La India Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2017	2016	2015

Gold

Proven mineral reserves – tonnes	266,000	213,000	244,000

Average gold grade – grams per tonne	0.49	0.61	0.68

Average silver grade – grams per tonne	3.40	14.67	12.69

Probable mineral reserves – tonnes	30,394,000	43,756,000	29,743,000

Average gold grade – grams per tonne	0.69	0.72	0.90

Average silver grade – grams per tonne	2.14	2.57	4.16

Total proven and probable mineral reserves – tonnes	30,660,000	43,969,000	29,987,000

Average gold grade – grams per tonne	0.69	0.72	0.90

Average silver grade – grams per tonne	2.15	2.63	4.23

Total contained gold ounces	679,000	1,020,000	867,000

Total contained silver ounces	2,123,000	3,716,000	4,081,000

Notes:

(1)
The 2017 proven and probable mineral reserve estimates set out in the table above for the La India mine were estimated using an average metallurgical gold recovery for the oxide of 72% to 89% depending on the zone and an average metallurgical gold recovery for the sulphide of 40% to 65.3% depending on the lithological domains. The cut-off grade used for mineral reserves varied depending on the deposit and the type of ore from 0.25 grams of gold per tonne to 0.56 grams of gold per tonne. Marginal cut-off grades varied depending on domain from 0.17 grams of gold per tonne to 0.39 grams of gold per tonne. The estimated operating cost used for the mineral reserve estimate as of December 31, 2017 was $8.31 per tonne. The Company estimates that a $100 (9%) increase or decrease in the gold price would result in an approximate 8% increase or 8% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2017, the La India mine (excluding the Tarachi deposit) contained measured mineral resources of 16,252,000 tonnes grading 0.32 grams of gold per tonne and 1.8 grams of silver per tonne, indicated mineral resources of 11,150,000 tonnes grading 0.67 grams of gold per tonne and 4.6 grams of silver per tonne and inferred mineral resources of 7,055,000 tonnes grading 0.41 grams of gold per tonne and 2.8 grams of silver per tonne. The Tarachi Deposit, located near the La India mine, contained indicated mineral resources of 22,665,000 tonnes grading 0.40 grams of gold per tonne and inferred mineral resources of 6,476,000 tonnes grading 0.33 grams of gold per tonne. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table shows the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the La India mine by category at December 31, 2017 with those at December 31, 2016. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities and metallurgical testing during 2017.

	Proven	Probable	Total

December 31, 2016	213	43,756	43,969

Processed in 2017	-5,965	–	-5,965

Revision	6,018	-13,362	-7,344

December 31, 2017	266	30,394	30,660

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the La India mine project may be found in the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico, dated August 31, 2012, filed with the Canadian securities regulatory authorities on SEDAR on October 12, 2012, authored by Daniel Doucet, Eng., Tim Haldane, P.Eng. and Michel Julien, P.Eng.

Principal Products and Distribution

The Company earns substantially all of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated from the production and sale of by-product metals, namely silver, zinc and copper. The gold produced by the Company is sold in refined form, primarily in the London spot market. The Company is not dependent on any particular purchaser of its principal product.

AGNICO EAGLE     81
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Employees

As of December 31, 2017, the Company had 9,188 employees comprised of 5,514 permanent employees, 3,032 contractors, 527 temporary employees and 115 students. Of the permanent employees, 833 were employed at the LaRonde mine, 67 at the Lapa mine, 390 at the Goldex mine, 699 at the Canadian Malartic mine (with an additional 32 in the Canadian Malartic office and an additional 14 at the Kirkland Lake and Hammond Reef properties), 438 at the Kittila mine (with an additional 12 at the Finnish exploration group), 669 at the Meadowbank mine (including 3 at the Baker Lake office and 33 in Quebec), 191 at the Meliadine project, 1,080 at the Pinos Altos mine, 262 at the Creston Mascota deposit at Pinos Altos, 397 at the La India mine, 104 in the exploration group in Mexico, 15 at the regional office in Mexico, 33 in the exploration group in Canada and the United States, 141 at the regional technical office in Abitibi, five at the regional office in Tucson, 11 at the regional office in Sweden and 121 at the corporate head office in Toronto. The number of permanent employees of the Company at the end of 2017, 2016 and 2015 was 5,514, 5,223 and 5,093, respectively.

Competitive Conditions

The precious metal exploration and mining business is a highly competitive business. The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases, the sourcing of raw materials and supplies used in connection with mining operations and the recruitment and retention of qualified employees.

The ability of the Company to continue its mining business in the future will depend not only on its ability to develop its current properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or exploration. See "Risk Factors" for a description of additional competitive risks the Company faces.

Sustainable Development

In 2017, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operations and site closure. The formal integration of this process began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the "Sustainable Development Policy") that reflects the Company's commitment to responsible mining practices. The Company believes that the Sustainable Development Policy will lead to the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Responsible Mining Management System (the "RMMS"), across all divisions of the Company. The Partnership has committed to implementing the RMMS at Canadian Malartic in the future. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS implementation is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the Occupational Health and Safety Assessment Series 18001 Health and Safety Management System.

The RMMS incorporates the Company's commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada's industry-leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach.

The Company has adopted and implemented the World Gold Council's Conflict-Free Gold Standard. This implementation was initiated on January 1, 2013.

In 2017, the Company adopted the Voluntary Principles on Security and Human Rights, a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights.

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The Company's Sustainable Development Policy is available on the Company's website at www.agnicoeagle.com. The Canadian Malartic mine's sustainable development report is available at its website, www.canadianmalartic.com.

Employee Health and Safety

The Company's overall health and safety performance, as measured by accident frequency, improved during 2017. A combined lost-time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 0.91 was achieved, a 6% reduction from the 2016 rate of 0.97 and below the target rate of 1.25. This is the best combined accident frequency rate ever recorded by the Company. Extensive health and safety training was also provided to employees during 2017.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across all of the Company's operations to strengthen the risk-based training program. Developed by the Quebec Mining Association (the "AMQ"), the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

In 2017, the AMQ acknowledged the Company's strong performance in the area of health and safety, recognizing 32 of the Company's supervisors from the LaRonde, Lapa and Goldex mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000 or more hours supervised without a lost-time accident. Together, this group of 32 supervisors achieved more than 3.1 million hours supervised without a lost-time accident for a member of their crew. The AMQ also recognized 13 supervisors from the Canadian Malartic mine for achieving 2.2 million hours without a lost-time accident.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2014, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. Emergency response simulations were also performed at all divisions. The TSM Initiative also contains a Health and Safety protocol.

The Canadian Malartic mine's combined accident frequency rate in 2017 was 0.78, compared to an objective of 1.10 and the 2016 rate of 1.40.

Community

The Company's goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2017, the overall Company average for local hiring was 73%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company continued its efforts in community development agreements in Nunavut. In 2015, the Meadowbank IIBA was renewed and the Meliadine IIBA was signed. In 2017, the Company continued its dialogue with First Nations in the Abitibi region. CMC continues its negotiations with First Nations around the Kirkland Lake project and the Partnership continues its dialogue with First Nations in the Abitibi region.

The Canadian Malartic mine continued its contribution to the economic development fund which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. The Canadian Malartic mine has also participated in forums initiated by the town council on the future of the town of Malartic.

The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos mine, including the establishment of a local sewing cooperative and donating material for the construction of new classrooms or for the repair of existing classrooms.

The Company's Code of Business Conduct and Ethics Policy is available on the Company's website at www.agnicoeagle.com.

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Environmental Protection

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 140001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

In 2015, Environment Canada charged the Company with two infractions under the Fisheries Act in relation to a seepage incident at the Meadowbank mine that was identified during a July 2013 on-site inspection. Monitoring data indicated that the 2013 seepage event did not affect the water quality of the downstream Second Portage Lake. In 2017, the Company paid a C$50,000 fine in full satisfaction thereof.

With respect to activities in 2017, the Canadian Malartic mine received three non-compliance blast notices, an increase from the single notice received with respect to activities in 2016. The mine's team of on-site environmental experts continue to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

The Company's total liability for reclamation and closure cost obligations at December 31, 2017 was $378 million (including the Company's share of the Canadian Malartic reclamation costs) and the Company's reclamation expenses for the year ended December 31, 2017 were $6.9 million. For more information please see note 13 to the Annual Financial Statements.

The Company's Environmental Policy is available on the Company's website at www.agnicoeagle.com.

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RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

The Company's earnings are directly related to commodity prices, as revenues are derived from the sale of gold, silver, zinc and copper. Gold prices, which have the greatest impact on the Company's financial performance, fluctuate widely and are affected by numerous factors, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, investment demand, the exchange rate of the U.S. dollar to other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels, all of which are beyond the Company's control. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities or world events. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's anticipated all-in sustaining costs per ounce of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. In addition, such fluctuations may require changes to the mine plans. The Company's current mine plans and mineral reserve and mineral resource estimates are based on a gold price of $1,150 per ounce, other than the Canadian Malartic mine, the Upper Canada project and the Upper Beaver project, where mineral reserves and mineral resources are based on gold prices of $1,200 per ounce (see "Operations and Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company"); if the price of gold falls below such levels, the mines may be rendered uneconomic and production may be suspended. In addition, lower gold prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and estimates of mineral reserves and mineral resources may be reduced. Further, the prices received from the sale of the Company's by-product metals produced at its LaRonde mine (silver, zinc and copper) and its Pinos Altos, La India and Canadian Malartic mines (silver) affect the Company's ability to meet its targets for total cash costs per ounce or all-in sustaining costs per ounce of gold produced when such measures are calculated on a by-product basis. By-product metal prices fluctuate widely and are also affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Board-approved price risk management policy, the Company may review this practice on a project by project basis. See "Risk Profile – Commodity Prices and Foreign Currencies" and "Risk Profile – Financial Instruments" in the Annual MD&A for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2018 (to March 16)	2017	2016	2015	2014	2013

High price ($ per ounce)	1,355	1,346	1,366	1,296	1,385	1,694

Low price ($ per ounce)	1,308	1,151	1,077	1,049	1,142	1,192

Average price ($ per ounce)	1,329	1,257	1,251	1,160	1,266	1,411

On March 16, 2018, the London P.M. Fix was $1,310 per ounce of gold.

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The assumptions that underlie the estimates of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out in "Operations and Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company" in this AIF and under the heading "Risk Profile" in the Annual MD&A.

Based on 2018 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in certain metal prices from 2017 market average prices are as follows:

Income per share

Gold	$0.28

Silver	$0.02

Zinc	$0.01

Copper	$0.01

Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

The Company is largely dependent upon its mining and milling operations at its Meadowbank mine in Nunavut and its LaRonde mine and Canadian Malartic mines in Quebec, and any adverse condition affecting those operations may have a material adverse effect on the Company.

The Company's operations at the LaRonde and Canadian Malartic mines in Quebec accounted for approximately 20% and 19%, respectively, of the Company's gold production in 2017 and are expected to account for approximately 24% and 21%, respectively, of the Company's gold production in 2018. Also, in 2017 the LaRonde and Canadian Malartic mines accounted for approximately 25% and 18%, respectively, of the Company's operating margin. Any adverse condition affecting mining or milling conditions at these mines could be expected to have a material adverse effect on the Company's financial performance and results of operations (see "– If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production" below).

In addition, the Meadowbank mine in Nunavut accounted for 21% and 19% of the Company's gold production and operating margin, respectively, in 2017. The Company expects gold production at Meadowbank to fall from 352,526 ounces in 2017 to approximately 220,000 ounces in 2018 and to between 55,000 and 65,000 ounces in 2019. In 2020, the Company expects to cease gold production from its current Meadowbank mining operations. The Company has based its forecast gold production for 2019 and beyond on significant production from the Amaruq satellite deposit at Meadowbank and production at Meliadine, however the development of both of these mine projects are subject to risks associated with new mining operations and operating mining operations in a remote location (see "– The Company may experience difficulties operating its Meadowbank mine and developing the Meliadine project and the Amaruq satellite deposit at Meadowbank as a result of their remote location" and "– The Company's mine construction projects and expansion projects are subject to risks associated with mine development, which may result in delays in the optimization of mining operations, delays in existing operations and unanticipated costs").

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the LaRonde and Canadian Malartic mines for a substantial portion of its gold production and cash flow provided by operating activities. There can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current production and mineral reserves.

The Company may experience difficulties operating its Meadowbank mine and developing the Meliadine project and the Amaruq satellite deposit at Meadowbank as a result of their remote location.

The Meadowbank mine, which is the Company's largest mine in terms of production, is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In addition, the Amaruq satellite deposit at Meadowbank, located 50 kilometres northwest of the Meadowbank mine, received Board approval (pending receipt of the required permits) to be developed as a satellite operation to the Meadowbank mine (production at Amaruq is currently forecast to begin in the third quarter of 2019). The closest major city to the Meadowbank mine is Winnipeg, Manitoba,

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approximately 1,500 kilometres to the south. The Company built a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine and the Company is building an all-weather road between Meadowbank and the Amaruq property. However, the Company's operations are constrained by the remoteness of the mine and the satellite operation, particularly as the port of Baker Lake is only accessible approximately ten weeks per year. Most of the materials that the Company requires for the operation of the Meadowbank mine and the development of the Amaruq deposit must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is unable to acquire and transport necessary supplies during this time, or if ore transportation from Amaruq to Meadowbank is negatively affected, it may result in a slowdown or stoppage of operations at the Meadowbank mine or the development of the Amaruq deposit. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine (including at the Amaruq deposit) may require the slowdown or stoppage of operations. For example, a March 2011 fire at the kitchen facilities of the Meadowbank mine required operations to be reduced at the mine, which resulted in gold production at the mine being below expected levels in 2011.

The Company's Meliadine mine project, 290 kilometres southeast of the Meadowbank mine, received Board approval for construction in February 2017 (production at Meliadine is currently forecast to begin in the second quarter of 2019). The Meliadine mine project is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires to develop and operate the Meliadine mine project must be transported through the port of Rankin Inlet during its approximately 14-week shipping season. If the Company cannot identify and procure suitable equipment and materials within a timeframe that permits transporting them to the project within this shipping season, it could result in delays and/or cost increases in the exploration program, construction, development and exploration of the property.

The remoteness of the Meadowbank mine, the Amaruq satellite deposit at Meadowbank and Meliadine mine project also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company's ability to attract and retain qualified mining, exploration and construction personnel. If the Company is unable to attract and retain sufficient personnel or contractors on a timely basis, the Company's operations at the Meadowbank mine (including the development of the Amaruq satellite deposit at Meadowbank) and construction of the mine at the Meliadine mine project may be adversely affected.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave, filter press or semi-autogenous grinding mill or the failure of, or inadequate capacity of, the Company's tailings management facilities. In addition, production may be reduced if, among other things, during the course of mining or processing, unfavourable weather conditions, ground conditions, high geomechanical stress areas or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. The occurrence of one or more of these events could adversely affect the Company's financial performance and results of operations.

While the Company has met or exceeded its gold production forecasts since 2012, it failed to do so in four of the previous ten years primarily due to: delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008; autoclave issues at Kittila, filtering issues at Pinos Altos and dilution issues at Lapa in 2009; lower throughput at the Meadowbank mill due to a bottleneck in the crushing circuit and continued autoclave issues at the Kittila mine in the first half of the year in 2010; and suspension of mining operations at the Goldex mine due to geotechnical concerns with the rock above the mining horizon, a fire in the Meadowbank mine kitchen complex that negatively impacted production and lower than expected grades at the Meadowbank and LaRonde mines in 2011.

Despite meeting or exceeding production forecasts since 2012, gold production was negatively affected by: the temporary suspension of heap leach operations at the Creston Mascota deposit at Pinos Altos as a result of issues with the phase one leach pad liner in 2012; an extended maintenance shutdown at Kittila during the second quarter of 2013, during which the mine only operated for 14 days, and a 16-day unplanned shutdown related to the LaRonde hoist drive in 2013; ten days of downtime resulting from a production hoist drive failure at LaRonde in 2014; lower than expected grades at Kittila and a decision during the year to extend the Vault pit at Meadowbank resulting in lower than expected production in 2015; an unscheduled shutdown of the secondary crushing circuit for maintenance at Meadowbank and unplanned

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maintenance on the leach tank, ball mill and crusher components in the process plant at Canadian Malartic in 2016; and an unplanned temporary hoist and mill shutdown at Goldex in 2017.

Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in U.S. dollars but the majority of its operating costs at the LaRonde, Lapa, Goldex, Canadian Malartic and Meadowbank mines, as well as the Company's development costs at the Meliadine mine project and the Amaruq satellite deposit at Meadowbank are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2013 to December 31, 2017, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.46 per $1.00 to a low of C$0.98 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2018 after-tax operating results, a 10% change in the U.S. dollar/Canadian dollar exchange rate from the 2017 market average exchange rate would affect net income by approximately $0.18 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Risk Profile – Commodity Prices and Foreign Currencies" in the Annual MD&A for a description of the assumptions underlying the sensitivity calculations. In addition, the majority of the Company's operating costs at the Kittila mine are incurred in Euros and a significant portion of operating costs at the Pinos Altos and La India mines are incurred in Mexican pesos. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The Company's mine construction projects and expansion projects are subject to risks associated with mine development, which may result in delays in the optimization of mining operations, delays in existing operations and unanticipated costs.

The Company's production forecasts are based on full production being achieved at all of its mines, and the Company's ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines in 2018 may be lower than anticipated if the anticipated full production rate cannot be achieved.

The Company believes that the LaRonde mine extension, which commenced operation in late 2011, is the deepest operation in the Western Hemisphere with a currently expected maximum depth of 3,110 metres below the surface. The Company's operations at the LaRonde mine rely on infrastructure installed in connection with the extension for hauling ore and materials to the surface, including a winze and a series of ramps linking mining deposits to the Penna Shaft that services historic operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical and seismic risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower level of the LaRonde mine are subject to high levels of geomechanical stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2012, challenges associated with excess heat and congestion at the lower parts of the mine delayed the ramp up of production and, in 2013, throughput at the LaRonde mine was reduced as a result of 16 days of unplanned shut down to the hoist drive. In 2014, ten days of downtime resulting from a production hoist drive failure resulted in annual production at LaRonde being approximately 10,000 ounces below the Company's expectations. In addition, the Company is evaluating the potential to mine below the currently planned 3.1 kilometre depth at LaRonde, or the LaRonde 3 deposit, which will likely face similar or greater challanges of operating at depth.

The further development of the Kittila and Pinos Altos mines, as well as the development of the new mining zones at the Goldex mine and the construction of the Canadian Malartic pit extension, requires the construction and operation of new mining infrastructure and, at Kittila, expanded milling operations and the construction of a shaft. The construction and operation of underground mining facilities and the expansion of milling facilities are subject to a number of risks, including

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unforeseen geological formations, implementation of new mining or milling processes, delays in obtaining required construction, environmental or operating permits and engineering and mine or mill design adjustments.

The Meliadine project and the Amaruq satellite deposit at Meadowbank, which are expected to commence mining operations in the second and third quarter of 2019, respectively, are both located in the Kivalliq District of Nunavut. The Company may experience difficulties developing the Meliadine project and the Amaruq satellite deposit at Meadowbank as a result of their remote location (see "– The Company may experience difficulties operating its Meadowbank mine and developing the Meliadine project and the Amaruq satellite deposit at Meadowbank as a result of their remote location." above). In addition, the extremely harsh weather conditions that are experienced in the Kivalliq District of Nunavut may result in construction delays that could result in delays to the commencement of mining operations at either or both of the Amaruq satellite deposit at Meadowbank and the Meliadine project or increased costs in developing the projects.

The Company's total cash costs per ounce and all-in sustaining costs per ounce of gold produced depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

The Company's total cash costs per ounce and all-in sustaining costs per ounce of gold are dependent on a number of factors, including the exchange rate between the U.S. dollar and the Canadian dollar, Euro and Mexican peso, smelting and refining charges, production royalties, the price of gold and by-product metals (when calculated on a by-product basis) and the cost of inputs used in mining operations. At the LaRonde mine, the Company's total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production. At the Canadian Malartic, Pinos Altos and La India mines, the Company's total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product silver, the revenue from which is offset against the cost of gold production. Total cash costs per ounce and all-in sustaining costs per ounce from the Company's operations at its mines in Canada, Mexico and Finland are affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar, Mexican peso and the Euro, respectively. Total cash costs per ounce and all-in sustaining costs per ounce at all of the Company's mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce or all-in sustaining costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and/or mining activities.

Total cash costs per ounce and all-in sustaining costs per ounce are not recognized measures under US GAAP or IFRS, and this data may not be comparable to data presented by other gold producers. See the Annual MD&A for reconciliation of total cash costs per ounce and all-in sustaining costs per ounce to their closest IFRS measure and "Introductory Notes – Note to Investors Concerning Certain Measures of Performance" in this AIF for a discussion of non-GAAP measures.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Mineral reserve and mineral resource estimates are based on gold recoveries in small scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves based on, among other things, a $1,150 per ounce gold price ($1,200 for Canadian Malartic and the Upper Canada and Upper Beaver projects). The yearly average gold price has been above $1,150 per ounce since 2010; however, prior to that time, yearly average gold prices were below $1,150 per ounce. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. The Company used an assumed $1,300 long-term gold price to test for impairment of its mines and concluded no

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impairments existed as at December 31, 2017. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

The Company regularly evaluates opportunities to acquire securities or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as: due diligence failures; the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, suppliers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities (including potential environmental liabilities or any prior bribery or corruption activities) associated with acquired assets and businesses. Potential acquisition targets may operate in jurisdictions in which the Company does not operate and that may have a different risk profile than the jurisdictions in which the Company currently operates (see "– The Company may experience operational difficulties at its foreign operations"). In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its guaranteed senior unsecured notes referred to under "Material Contracts" below to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that no event of default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

The Company may experience operational difficulties at its foreign operations.

The Company's operations include a mine in Finland and two mines in northern Mexico. Collectively, these mines accounted for approximately 31% of the Company's gold production in 2017 and are expected to account for approximately 32% of the Company's gold production in 2018. These operations are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; security issues (including thefts of gold from a mine); changing political conditions; and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Finland and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss,

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reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, Finland and Mexico have significantly different laws and regulations than Canada and there are cultural and language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's other operations. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

In the future, the Company may choose to operate in foreign jurisdictions other than Finland and Mexico. For example, the Company currently has exploration properties in each of the United States and Sweden, as well as strategic investments in companies holding properties in Brazil, the Dominican Republic and Panama. Such operations would inherently be subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian, Finnish and Mexican properties.

The Company is subject to the risks normally associated with the conduct of joint operations.

The Company holds an indirect 50% interest in the Canadian Malartic mine through the Partnership, with the remaining interest in this property being held indirectly by Yamana. The Company's interest in the Canadian Malartic mine is subject to the risks normally associated with the conduct of partnerships and other joint operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on Company's profitability or the viability of its interests held through joint operations, which could have a material adverse effect on the Company's financial performance and results of operations: (i) lack of control over the joint operations and disagreement with partners on how to explore, develop or operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of jointly held properties; (iii) inability of partners to meet their obligations to the joint operation or third parties; (iv) litigation between joint venture partners regarding joint operation matters; and (v) liability that might accrue to partners as a result of the failure of the joint venture or general partnership to satisfy their obligations. In addition to the Partnership, in 2015, the Company entered into a joint venture with Barsele Minerals Corp. with respect to the Barsele project in Sweden. The Company may enter into additional joint ventures or partnerships in the future.

To the extent that the Company is not the operator of its joint venture properties, the Company will be dependent on the operators for the timing of activities related to these properties and the Company will be largely unable to direct or control the activities of the operators. The Company also will be subject to the decisions made by the operators regarding activities at the properties, and will have to rely on the operators for accurate information about the properties. Although the Company expects that the operators of the properties in which it owns a joint venture interest will operate these properties in accordance with industry standards and in accordance with any applicable operating agreements, there can be no assurance that all decisions of the operators will achieve the expected goals.

The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company's earnings.

The Company conducts annual impairment assessments of goodwill and at the end of each reporting period the Company assesses whether there is any indication that long-lived assets (such as mining properties and plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount. As at December 31, 2017, the Company tested for impairment of its mines and projects and concluded no impairments existed.

The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and mineral resources, operating costs and capital expenditures reflected in the Company's life-of-mine plans, as well as economic factors beyond management's control, such as gold prices, discount rates and observable net asset value multiples. Should management's estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company's earnings. The timing and amount of such impairment charges is difficult to predict.

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If the Company fails to comply with restrictive covenants in its debt instruments, the Company's ability to borrow under its unsecured revolving bank credit facility could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

The Company's unsecured revolving bank credit facility limits, among other things, the Company's ability to permit the creation of certain liens, make investments other than investments in businesses related to mining or a business ancillary or complementary to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. In addition, the Company's guaranteed senior unsecured notes limit, among other things, the Company's ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of the Company's material assets. The bank credit facility and the guaranteed senior unsecured notes also require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility or the guaranteed senior unsecured notes and, by extension, the BNS Letter of Credit Facility (as defined below). At March 16, 2018, there was $0.8 million drawn under the bank credit facility (including under letters of credit) and approximately C$372 million drawn under the Company's other letter of credit facilities. If an event of default under the unsecured revolving bank credit facility or the guaranteed senior unsecured notes occurs, the Company would be unable to draw down further on the bank credit facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the Company's guaranteed senior unsecured notes and other letter of credit facilities. An event of default under the unsecured revolving bank credit facility, the guaranteed senior unsecured notes or the uncommitted letter of credit facilities may also give rise to an event of default under other existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's financial performance is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the acceptance or support of local stakeholders and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

There is a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where the Company contemplates conducting activities. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these companies and individuals, some of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain employees and key personnel.

Success at the Company's mines, development projects and exploration projects is dependent on the efforts of the Company's employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates.

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Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is also dependent on a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel.

The Company's properties and mining operations may be subject to rights or claims of indigenous groups and the assertion of such rights or claims may impact the Company's ability to develop or operate its mining properties.

The Company currently operates in, and in the future may operate in or explore additional, areas currently or traditionally inhabited or used by indigenous peoples and subject to indigenous rights or claims. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company's mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire effective mineral titles, permits or licences in these jurisdictions, including in some parts of Canada and Mexico, in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

In addition, some of the Company's properties in Mexico are subject to the ejido system which requires the Company to contract with the local communities surrounding its properties in order to obtain surface rights to land needed in connection with the Company's mining, development and exploration activities. The Company's inability to maintain and periodically renew or expand these surface rights on favourable terms or otherwise could have an adverse effect on the Company's business and financial condition.

There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company's current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company's activities or against the government's position. Although the Company attempts to develop and maintain good working relationships with all stakeholders, there can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company's reputation, results of operations and financial performance.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The capital required for operations (including potential expansions) and the construction at the Meliadine mine project and the development of the Amaruq satellite deposit at Meadowbank and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Sweden, Mexico and Nevada, will require substantial expenditures. The Company expects that capital expenditures will be approximately $1.08 billion in 2018. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected 2018 capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at the Company's mines or projects exceed current estimates, if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties or for other purposes, or if advances from the bank credit facility are unavailable, the Company may be required to seek, or may deem it advantageous to seek, additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities, construct additional mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise.

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Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

If the credit and capital markets deteriorate, or if any sudden or rapid destabilization of global economic conditions occurs, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. If the Company experiences difficulty accessing the credit and/or capital markets, the Company may seek alternative financing options, including, but not limited to, streaming transactions, royalty transactions or the sale of assets. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Additionally, any sudden or rapid destabilization of global economic conditions could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment and other losses for the Company.

The Company's operations are subject to numerous laws and extensive government regulations which may require significant expenditures or cause a reduction in levels of production, delays in production or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, territorial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of infraction or compliance notices, has occurred at some of the Company's mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

The Company is subject to anti-corruption and anti-bribery laws.

The Company's operations are governed by, and involve interactions with, various levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Corporation conducts its business. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. The Company may be found liable for violations by not only its employees, but also by its third party agents. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third party agents will comply strictly with such laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company's reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future it may become subject to additional anti-corruption and anti-bribery laws in such jurisdictions. See "The Company may experience operational difficulties at its foreign operations".

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

The Company operates in jurisdictions where regulatory requirements have taken effect, or are proposed, to monitor, report and/or reduce greenhouse gas emissions. Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations. In 2015, Canada established a greenhouse gases reduction target of 30% from 2005 levels by 2030 and signed the Paris Agreement to limit the global average temperature rise below

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2 degrees Celsius and pursue efforts to limit the increase to 1.5 degrees Celsius. A recent federal legislative proposal to establish a carbon pricing regime will establish a charge on fossil fuels and an output-based pricing system for industrial emitters ($10 per tonne in 2018, increasing by $10 per tonne per year to at least $50 per tonne by 2022). This federal proposal would be applied to the Company's operations in jurisdictions where provincial or territorial regimes do not meet federal requirements. Although the Company's Quebec mines are very likely to continue to be subject to that province's cap and trade system, it is not yet clear what requirements will apply to the Company's Nunavut operations. Similarly, Finland was a signatory to the Paris Agreement and sectors such as mining participate in the European Union's cap and trade system. Finland's Climate Change Act establishes a greenhouse gas reduction target of at least 80% by 2050, compared to 1990. Mexico is also a party to the Paris Agreement and has enacted climate change legislation with a greenhouse gas emission reduction target of 25% (unconditional) to 40% (conditional) from 2013 business as usual levels by 2030.

The Company monitors and reports annually its direct and indirect greenhouse gas emissions to the international Carbon Disclosure Project. In Quebec, the Company primarily uses hydroelectric power and is not a large producer of greenhouse gases. As a result, Quebec's regulatory requirements are not expected to have a material adverse effect on the Company. In 2017, the Company's total greenhouse gases emissions (direct and indirect) were approximately 381,100 tonnes equivalent CO2. In 2017, the Meadowbank mine produced approximately 195,300 tonnes of greenhouse gases (direct and indirect) mostly from the production of electricity from diesel power generation, which is approximately 51% of the Company's total greenhouse gas emissions (without accounting for the Canadian Malartic mine). It is expected that mining operations at the Meliadine project and the Amaruq satellite deposit at Meadowbank will also primarily use diesel power generation. The Pinos Altos mine purchases electricity that is largely fossil fuel generated and, as a result, it is the Company's second highest greenhouse gas producer (approximately 78,600 tonnes of greenhouse gases in 2017) at approximately 21% of the Company's total direct and indirect greenhouse gas emissions (without accounting for the Canadian Malartic mine). While the evolving regulatory requirements in respect of greenhouse gases and the additional costs required to comply are not expected to have a material adverse effect on the Company's operations, such requirements may not be adopted as currently proposed, may be amended or may have unexpected effects on the Company and, as a result, may have a material adverse effect on the Company's financial performance and its results of operations.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards (including hazardous substances, such as cyanide), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses (from theft or otherwise). Such occurrences could result in, among other things, damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As well, risks may arise with respect to the management of tailings, waste rock, mine closure and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for, among other things, pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve litigation favourably, either by judicial determination or settlement, it may have a material adverse effect on the Company's financial performance and results of operations. For instance, see "Legal Proceedings and Regulatory Actions – Canadian Malartic" for a discussion of ongoing litigation involving the Canadian Malartic mine.

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In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including land claims by indigenous groups, and title may be affected by, among other things, undetected defects. In addition, although the Company believes that it has sufficient surface rights for its operations, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties.

The use of derivative instruments for the Company's by-product metal production may prevent gains from being realized from subsequent by-product metal price increases.

The Company has used, and may in the future use, various by-product metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long term benefits of engaging in such by-product metal derivative strategies based upon current market conditions. No assurance can be given, however, that the use of by-product metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough by-product metals to offset its forward delivery obligations, requiring the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of by-product revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the by-product metal derivatives positions qualify for hedge accounting treatment under IFRS and therefore any year-end mark-to-market adjustments are recognized in the "(Gain) loss on derivative financial instruments" line item of the consolidated statements of income and comprehensive income. See "Risk Profile – Financial Instruments" in the Annual MD&A for additional information.

The trading price for the Company's securities is volatile.

The trading price of the Company's common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company's common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other by-product metals the Company sells;

  •
  events affecting economic circumstances in Canada, the United States and elsewhere;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions, divestitures and financings;

  •
  quarterly variations in operating results;

  •
  compliance with new and existing regulations, including with respect to water and tailings management and greenhouse gas emissions;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of large blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

Wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance.

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The Company is dependent on information technology systems.

The Company relies heavily on its information technology systems including its networks, equipment, hardware, software, telecommunications and other information technology (collectively, "IT systems"), and the IT systems of third-party service providers, to operate its business as a whole. The Company's operations depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive efforts to mitigate cybersecurity risks and other IT system disruptions.

IT systems are subject to an increasing threat of continually evolving cybersecurity risks from sources including computer viruses, cyber-attacks, natural disasters, power loss, defects in design, security breaches and other manipulation or improper use of the Company's systems and networks, resulting in, among other things, unauthorized access, disruption, damage or failure of the Company's IT systems (collectively, "IT Disruptions"). Although to date the Company has not experienced any material losses relating to such IT Disruptions, there can be no assurance that it will not incur such losses in the future.

The occurrence of one or more IT Disruptions could have effects including: production downtimes; operational delays; destruction or corruption of data; increases in capital expenditures; loss of production or accidental discharge; expensive remediation efforts; distraction of management; damage to the Company's reputation; or events of noncompliance which could lead to regulatory fines or penalties or ransom payments. Any of the foregoing could have a material adverse effect on the Company's results of operations and financial performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2017.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. The Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

DIVIDENDS

The Company's current policy is to pay quarterly dividends on its common shares and, on February 14, 2018, the Company declared a quarterly dividend of $0.11 per common share, which was paid on March 15, 2018. In 2017, the dividends paid were $0.41 per common share (quarterly payments of $0.10 per common share in the first, second and third quarters and $0.11 per common share in the fourth quarter). In 2016, the dividends paid were $0.36 per common share (quarterly payments of $0.08 per common share in the first and second quarters and $0.10 per common share in the third and fourth quarters). In 2015, the dividends paid were $0.32 per common share (quarterly payments of $0.08 per common share). Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the Board and will be subject to factors such as the Company's earnings, financial condition and capital

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requirements. The Company's bank credit facility contains a covenant that restricts the Company's ability to declare or pay dividends if certain events of default under the bank credit facility have occurred and are continuing.

DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the Board. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.

RATINGS

The rating of the Company's notes (the "Notes") issued under the Note Purchase Agreements (as defined under "Material Contracts – Note Purchase Agreements") by the rating agency Dominion Bond Rating Service ("DBRS") as at December 31, 2017 is BBB (low) with a stable outlook.

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB rating assigned to the Company's Notes is the fourth highest of the ten rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable. However, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category. DBRS has also assigned a stable outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

The Company understands that the rating is based on, among other things, information furnished to DBRS by the Company and information obtained by DBRS from publicly available sources. The credit rating given to the Company's Notes by DBRS is not a recommendation to buy, hold or sell debt instruments since such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. The credit rating accorded to the Notes may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this AIF. If DBRS lowers the credit rating on the Notes, particularly a downgrade below investment grade, it could adversely affect the Company's cost of financing and access to liquidity and capital. See also "Risk Factors". The Company pays DBRS an annual fee in connection with the rating of the Notes and an additional fee if and when additional Notes are issued. No other payments have been made to DBRS in respect of other services during the last two years.

MARKET FOR SECURITIES

Common Shares

The Company's common shares are listed and traded on the TSX and on the New York Stock Exchange (the "NYSE") under the symbol "AEM". On March 16, 2018, the closing price of the common shares was C$51.74 on the TSX and $39.45 on the NYSE.

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The following table sets forth the high and low sale prices and the average daily trading volume for composite trading of the Company's common shares on the TSX and the NYSE since January 1, 2017.

	TSX			NYSE

	High (C$)	Low (C$)	Average Daily Volume	High ($)	Low ($)	Average Daily Volume

2017
January	62.98	55.63	712,920	48.27	41.38	532,481

February	67.41	55.33	724,937	51.18	41.81	393,809

March	60.90	52.85	738,867	45.47	39.3	444,764

April	65.56	56.62	663,645	47.96	42.29	514,933

May	68.76	61.76	710,423	50.59	44.95	394,491

June	68.13	57.91	672,322	50.58	44.64	418,673

July	62.09	55.55	522,452	49.71	43.2	501,188

August	64.84	56.17	659,144	51.83	44.28	392,030

September	64.18	56.18	710,282	51.85	45.17	369,831

October	60.65	55.35	558,362	47.30	43.65	374,454

November	59.25	55.19	536,868	46.30	43.13	321,614

December	58.47	52.36	875,897	46.58	40.70	345,300

2018
January	61.28	56.41	718,663	49.79	45.23	311,114

February	58.18	48.74	925,659	47.26	38.06	398,213

March (to March 16)	51.82	48.04	658,497	39.90	37.37	447,704

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DIRECTORS AND OFFICERS OF THE COMPANY

Directors

The following is a brief biography of each of the Company's directors:

Dr. Leanne M. Baker, of Labadie, Missouri, is an independent director of Agnico Eagle. From November 2011 until June 2013, Dr. Baker was the President and Chief Executive Officer of Sutter Gold Mining Inc. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico Eagle since January 1, 2003, and is also a director of Sutter Gold Mining Inc. (a mining exploration company traded on the TSX-V and the OTCQX), Reunion Gold Corporation (a mining exploration company traded on the TSX-V) and McEwen Mining Inc. (a gold and silver producing company traded on the NYSE Arca and the TSX). Area of expertise: Corporate Finance and Mineral Economics.

Sean Boyd, CPA, CA, of Toronto, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico Eagle. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in April 2015, Mr. Boyd served as Vice-Chairman, President and Chief Executive Officer from 2012 to 2015, Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico Eagle since April 14, 1998. Area of expertise: Executive Management and Finance.

Martine A. Celej, of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. Celej is currently a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms. Celej has been a director of Agnico Eagle since February 14, 2011. Area of expertise: Investment Management.

Robert J. Gemmell, of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B.) and the Schulich School of Business (M.B.A.). Mr. Gemmell has been a director of Agnico Eagle since January 1, 2011, and is also a director of Newalta Corporation (an environmental energy solutions company traded on the TSX) and Rogers Communications Inc. (a communications and media company traded on the TSX and NYSE). Area of expertise: Corporate Finance and Business Strategy.

Mel Leiderman, FCPA, FCA, TEP, ICD.D, of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Leiderman is the senior partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D). He has been a director of Agnico Eagle since January 1, 2003 and is also a director and a chairman of the Audit Committee of Morguard North American Residential REIT. Area of expertise: Audit and Accounting.

Deborah McCombe, P. Geo. of Toronto, Ontario, is an independent director of Agnico Eagle. Mrs. McCombe is the President and CEO of Roscoe Postle Associates Inc., a mining consultant firm ("RPA"). She has over 30 years' of international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards – (CIM); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a CIM Distinguished Lecturer on NI 43-101; a member of the CIM Mineral Resource and Mineral Reserve Committee; a member of the CSA's Mining Technical Advisory and Monitoring Committee; and a Guest Lecturer at the Schulich School of Business (M.B.A. in Global Mine Management) at York University. Ms. McCombe holds a degree in Geology from Western University. Ms. McCombe has been a director of Agnico Eagle since February 12, 2014. Area of expertise: Executive Management and Mining.

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James D. Nasso, ICD.D, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico Eagle. Mr. Nasso is now retired and was an independent businessman who founded and ran his own successful company. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Nasso has been a director of Agnico Eagle since June 27, 1986. Area of expertise: Management and Business Strategy.

Dr. Sean Riley, of Antigonish, Nova Scotia, is an independent director of Agnico Eagle. Now retired, Dr. Riley served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations). Dr. Riley has been a director of Agnico Eagle since January 1, 2011. Area of expertise: Management and Business Strategy.

J. Merfyn Roberts, CA, of London, England, is an independent director of Agnico Eagle. Now retired, Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Roberts has been a director of Agnico Eagle since June 17, 2008, and is also a director and a member of the Audit Committee of Newport Exploration Limited and a director of Rugby Mining Inc. Area of expertise: Investment Management.

Jamie Sokalsky, CPA, CA, of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Sokalsky has over 20 years' experience as a senior executive in the mining industry, most recently as Chief Executive Officer and President of Barrick Gold Corporation ("Barrick") from June 2012 to September 2014, and as Chief Financial Officer of Barrick from 1999 to June 2012 and Executive Vice President of Barrick from April 2004 to June 2012. Prior to entering the mining industry, Mr. Sokalsky served for 10 years at George Weston Limited and began his professional career at Ernst & Whinney Chartered Accountants (KPMG). Mr. Sokalsky is graduate of Lakehead University (B.Comm. (Honours)). Mr. Sokalsky has been a director of Agnico Eagle since June 2, 2015, and is also the Chairman of the board of directors of Probe Metals Inc. and a director of Pengrowth Energy Corporation and Royal Gold, Inc. Area of expertise: Executive Management, Finance and Accounting.

Howard R. Stockford, P.Eng., of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Stockford has over 50 years of experience in the mining industry. Most recently, he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the CIM and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology). Mr. Stockford has been a director of Agnico Eagle since May 6, 2005. Area of expertise: Executive Management and Mining.

Pertti Voutilainen, of Espoo, Finland, is an independent director of Agnico Eagle. Now retired, Mr. Voutilainen is a mining industry veteran. Until 2005, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico Eagle since December 13, 2005. Area of expertise: Mining and Finance.

The by-laws of Agnico Eagle provide that directors will hold office for a term expiring at the next annual meeting of shareholders of Agnico Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of Agnico Eagle, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

Committees

The members of the Audit Committee are Dr. Leanne M. Baker (Chair), Mel Leiderman, J. Merfyn Roberts and Jamie Sokalsky.

The members of the Compensation Committee are Robert J. Gemmell (Chair), Martine A. Celej, J. Merfyn Roberts and Howard R. Stockford.

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The members of the Corporate Governance Committee are Pertti Voutilainen (Chair), Martine A. Celej and Jamie Sokalsky.

The members of the Health, Safety, Environmental and Sustainable Development Committee are Deborah McCombe (Chair), James D. Nasso, Sean Riley and Howard R. Stockford.

Officers

The following is a brief biography of each of the Company's officers (for Mr. Boyd, see "Directors and Officers of the Company – Directors"):

Ammar Al-Joundi, of Toronto, Ontario, is President of Agnico Eagle, a position he has held since April 6, 2015. From September 2010 to June 2012, Mr. Al-Joundi was Senior Vice-President and Chief Financial Officer of Agnico Eagle. Prior to returning to Agnico Eagle in 2015, Mr. Al-Joundi served in various roles at Barrick, including as Chief Financial Officer from July 2012 to February 2015, Senior Executive Vice President from July 2014 to February 2015 and Executive Vice President from July 2012 to July 2014. Prior to joining Agnico Eagle in 2010, Mr. Al-Joundi spent 11 years at Barrick serving in various senior financial roles, including Senior Vice President of Capital Allocation and Business Strategy, Senior Vice President of Finance, and Executive Director and Chief Financial Officer of Barrick South America. Prior to joining the mining industry, Mr. Al-Joundi served as Vice President, Structured Finance at Citibank, Canada. Mr. Al-Joundi is a graduate of Western University (M.B.A. (Honours)) and the University of Toronto (BASc (Mechanical Engineering)).

Donald G. Allan, of Toronto, Ontario, is Senior Vice-President, Corporate Development of Agnico Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice-President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

Alain Blackburn, P.Eng., of Oakville, Ontario, is Senior Vice-President, Exploration of Agnico Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice-President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Agnico Eagle's Manager, Corporate Development from January 1999 and Exploration Manager from September 1996 to January 1999. Mr. Blackburn joined Agnico Eagle in 1988 as Chief Geologist at the LaRonde mine. Mr. Blackburn is a graduate of Université du Quebec de Chicoutimi (P.Eng.) and Université du Quebec en Abitibi-Temiscamingue (M.Sc.).

Louise Grondin, Eng. P.Eng., of Toronto, Ontario, is Senior Vice-President, Environment, Sustainable Development and People of Agnico Eagle, a position she has held since February 2015. Prior to that, Ms. Grondin was Senior Vice-President, Environment and Sustainable Development and before that she was Vice-President, Environment and Sustainable Development. Prior to her employment with Agnico Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin is a graduate of the University of Ottawa (B.Sc.) and McGill University (M.Sc.). Ms. Grondin is a member of the Professional Engineers of Ontario and of the Ordre des Ingénieurs du Québec.

R. Gregory Laing, of Oakville, Ontario, is General Counsel, Senior Vice-President, Legal and Corporate Secretary of Agnico Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice-President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. from October 1995 to January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a graduate of the University of Windsor (LL.B.) and Queen's University (B.A.).

Marc Legault, P.Eng, of Mississauga, Ontario, is Senior Vice-President, Operations – U.S.A and Latin America of Agnico Eagle, a position he has held since February 2017. Prior to that, he was Senior Vice-President, Project Evaluations since 2012. Mr. Legault has been with Agnico Eagle since 1988, when he was hired as an exploration geologist in Val d'Or, Quebec. Since then, he has taken on successively increasing responsibilities in the Company's exploration, mine geology and project evaluation activities. Mr. Legault is a graduate of Carleton University (M.Sc. in Geology) and Queen's University (B.Sc.H. in Geological Engineering). Mr. Legault is a member of the Professional Engineers of Ontario and of the Ordre des Ingénieurs du Québec.

Jean Robitaille, of Oakville, Ontario, is Senior Vice-President, Business Strategy and Technical Services of Agnico Eagle, a position he has held since February 2014. Prior to that, he held various positions with Agnico Eagle since 1988, most recently as Senior Vice-President, Technical Services and Project Development, Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a

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director of Orla Mining Ltd. (a mining exploration company) traded on the TSX-V and has served on the board of directors of the Canada Mining Innovation Council since May 2014. Mr. Robitaille is a mining graduate of the College de l'Abitibi Témiscamingue with a specialty in mineral processing.

David Smith, P.Eng., of Toronto, Ontario, is Senior Vice-President, Finance and Chief Financial Officer of Agnico Eagle, a position he has held since October 24, 2012. Prior to that, he was Senior Vice-President, Strategic Planning and Investor Relations, a position he held since January 1, 2011, prior to that he was Senior Vice-President, Investor Relations and prior to that he was Vice-President, Investor Relations. He started work in investor relations at Agnico Eagle in February 2005. Prior to that, Mr. Smith was a mining analyst for more than five years and held a variety of mining engineering positions, both in Canada and abroad. Mr. Smith is a Chartered Director and an alternate Director of the World Gold Council. Mr. Smith is a director of eCobalt Solutions Inc. (a mining exploration company) traded on the TSX. He is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is a Professional Engineer.

Yvon Sylvestre, of Mississauga, Ontario, is Senior Vice-President, Operations – Canada & Europe, a position he has held since February 2014. Prior to that, he was Senior Vice-President, Operations, Vice-President, Construction, Mine General Manager at the Goldex division of Agnico Eagle and, previously, Mill Superintendent at the LaRonde division. Mr. Sylvestre is a Metallurgical Engineering Technology graduate from Cambrian College in Sudbury. Following graduation, he served as Metallurgist and Mill Superintendent at the Joutel division of Agnico Eagle and also held the position of Mill Superintendent at the Troilus division of Inmet Mining Corporation.

Shareholdings of Directors and Officers

As at March 16, 2018, the directors and officers of Agnico Eagle, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 570,993 common shares or approximately 0.002% of the 233,234,727 issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within ten years prior to the date hereof has been, a director or officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2011 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 25, 2014, the resolution approving an amended proposal was approved by the requisite majority of Colossus' creditors. On April 30, 2014, Colossus announced that it had completed the implementation of the court-approved proposal.

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Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers of the Company serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other company.

AUDIT COMMITTEE

The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in management information circulars of the Company in accordance with applicable laws or the rules of applicable securities regulatory authorities.

The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee charter is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Leiderman, Mr. Roberts and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 – Audit Committees. In addition, Mr. Leiderman and Mr. Sokalsky are Chartered Accountants; the Board has determined that both of them qualify as an audit committee financial experts, as the term is defined in the rules of the SEC.

Relevant Education and Experience

The education and experience of each member of the Audit Committee is set out under "Directors and Officers of the Company – Directors" above.

Pre-Approval Policies and Procedures

In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company's independent public auditor, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation and regulations. All fees paid to Ernst & Young LLP in 2017 were pre-approved by the Audit Committee.

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External Auditor Service Fees

Ernst & Young LLP has served as the Company's independent public auditor for each of the fiscal years ended December 31, 2017 and 2016. Fees paid to Ernst & Young LLP in 2017 and 2016 are set out below.

	Year Ended December 31,

	2017	2016

	(C$ thousands)
Audit fees	2,151	2,461

Audit-related fees(1)	39	118

Tax fees(2)	976	851

All other fees(3)	215	144

Total(4)	3,381	3,574

Notes:

(1)
Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.

(2)
Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

(3)
All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

(4)
No other fees were paid to auditors in the previous two years.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Canadian Malartic

Class Action

On August 2, 2016, the Partnership was served with a class action lawsuit, filed in the Superior Court of Quebec, with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. The plaintiffs filed an application for leave to appeal from this judgment. Leave was granted on January 11, 2018 and the appeal will be heard on June 8, 2018. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. Judgment was rendered on the preliminary matters and the partial dismissal of the class action was granted, removing the period of August 2013 to June 2014 from the class period. The Company and the Partnership will take all necessary steps to defend themselves against this lawsuit.

For a description of certain collaborative initiatives between the Partnership and the community of Malartic, see "Operations and Production – Northern Business – Canadian Malartic Mine – Mining and Milling Facilities – Environmental, Permitting and Social Matters" in this AIF.

Injunction

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed by Dave Lemire with the Superior Court of Quebec under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be

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granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing the expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits is scheduled to take place in October 2018. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, since January 1, 2015, no director, officer or 10% shareholder of the Company or any associate or affiliate of any such person or shareholder, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company's common shares is Computershare Trust Company of Canada, Toronto, Ontario.

MATERIAL CONTRACTS

The Company believes the contracts described below (other than the 2015 Note Purchase Agreement and the TD Letter of Credit Facility, both as defined below) constitute the only material contracts to which it is a party.

Credit Facility

On October 25, 2017, the Company amended and restated its credit facility with a group of financial institutions that provides a $1.2 billion unsecured revolving bank credit facility (the "Credit Facility"). The Credit Facility matures and all indebtedness thereunder is due and payable on June 22, 2022. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the Credit Facility, may extend the term of the Credit Facility for additional one-year terms. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.45% to 1.75%, depending on the Company's credit rating, through LIBOR advances, bankers' acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.45% to 2.75% depending on the Company's credit rating, and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.97% to 1.83% depending on the Company's credit rating. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.29% to 0.55% of the undrawn portion of the facility, depending on the Company's credit rating. The Credit Facility provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $300 million. No increase to the principal amount of the facility will occur pursuant to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to commitments under the Credit Facility. Payment and performance of the Company's obligations under the Credit Facility are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

The Credit Facility contains covenants that limit, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of the Company's equity securities if an event of default has occurred and is continuing;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis as if it were dealing with such person at arm's length;

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  •
  make any investment or loan other than: investments in or loans to businesses related to mining or a business ancillary or complementary to mining; investments in cash equivalents; or certain inter-company investments or loans;

  •
  enter into or maintain certain derivative instruments; and

  •
  amalgamate or otherwise transfer its assets.

The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value. Events of default under the Credit Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of the total net debt to EBITDA ratio covenant;

  •
  the breach by any Obligor of any of its obligations or undertakings under the Credit Facility or related agreements or documents that is not cured within 30 days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $75 million or more;

  •
  a change of control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened (a "Change of Control"); and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

As at March 16, 2018, there was approximately $0.8 million in the aggregate outstanding under the Credit Facility (including outstanding letters of credit).

Letter of Credit Facilities

BNS Letter of Credit Facility

On June 26, 2012, the Company entered into a letter of credit facility with The Bank of Nova Scotia, as lender, providing for a C$150 million uncommitted letter of credit facility (the "BNS Letter of Credit Facility"). Through a series of amendments to the BNS Letter of Credit Facility from November 5, 2013 to September 27, 2016, the Company and the lender increased the maximum aggregate amount that may be outstanding under the BNS Letter of Credit Facility to C$350 million.

Under the terms of the BNS Letter of Credit Facility, the Company may request to be issued one or more letters of credit in a maximum aggregate amount outstanding at any time not exceeding C$350 million. The BNS Letter of Credit Facility may be used by the Company to support (a) reclamation obligations of the Company or its subsidiaries or (b) non-financial or performance obligations of the Company or its subsidiaries that are not directly related to reclamation obligations. If the Company fails to pay any amount of a reimbursement obligation under the BNS Letter of Credit Facility, including any interest thereon, on the date such amount is due, the overdue amount will bear interest at equal to 2% greater than the prime rate (as calculated under the BNS Letter of Credit Facility). Payment and performance of the Company's obligations under the BNS Letter of Credit Facility are guaranteed by the Guarantors.

Events of default under the BNS Letter of Credit Facility include, among other things:

  •
  the failure to pay any amount drawn under the BNS Letter of Credit Facility within three business days of when notified or demanded by the lender;

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  •
  the breach by any Obligor of any obligation or undertaking under the Letter of Credit Facility or guarantee provided pursuant to the BNS Letter of Credit Facility that has not been remedied within 30 days following written notice of the breach being given by the lender to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  a Change of Control.

The BNS Letter of Credit Facility provides that upon an event of default, The Bank of Nova Scotia may declare immediately due and payable all amounts drawn under the BNS Letter of Credit Facility.

As at March 16, 2018, there was approximately C$212 million in the aggregate of letters of credit outstanding under the BNS Letter of Credit Facility.

TD Letter of Credit Facility

On September 23, 2015, the Company entered into a standby letter of credit facility with The Toronto-Dominion Bank, as lender, which currently provides for a C$150 million uncommitted letter of credit facility (as amended, the "TD Letter of Credit Facility").

Under the terms of the TD Letter of Credit Facility, the Company may request to be issued one or more letters of credit in a maximum aggregate amount outstanding at any time not exceeding C$150 million. The TD Letter of Credit Facility may be used by the Company to support (a) the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or (b) the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations.

Payment and performance of the Company's obligations under the TD Letter of Credit Facility are supported by an account performance security guarantee issued by Export Development Canada ("EDC") in favour of the lender. EDC issued the guarantee in connection with a declaration and indemnity dated September 23, 2015 between EDC and the Obligors (as supplemented, the "EDC Indemnity"). Pursuant to the EDC Indemnity, each of the Obligors has agreed to indemnify EDC against all claims and demands made in respect of any indemnity bonding product issued by EDC pursuant to the EDC Indemnity.

As at March 16, 2018, there was approximately C$108 million in the aggregate of letters of credit outstanding under the TD Letter of Credit Facility.

Note Purchase Agreements

On April 7, 2010, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $115 million 6.13% Series A senior notes due 2017, $360 million 6.67% Series B senior notes due 2020 and $125 million 6.77% Series C senior notes due 2022 (the "2010 Note Purchase Agreement"). The Series A senior notes under the 2010 Note Purchase Agreement matured in 2017. On July 24, 2012, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024 (the "2012 Note Purchase Agreement"). On September 30, 2015, the Company entered into the 2015 Note Purchase Agreement, providing for the issuance of $50 million 4.15% senior notes due 2025. On June 30, 2016, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.54% Series A senior notes due 2023, $200 million 4.84% Series B senior notes due 2026 and $50 million 4.94% Series C senior notes due 2028 (the "2016 Note Purchase Agreement"). On May 5, 2017, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $40 million 4.42% Series A senior notes due 2025, $100 million 4.64% Series B senior notes due 2027, $150 million 4.74% Series C senior notes due 2029 and $10 million 4.89% Series D senior notes due 2032 (the "2017 Note Purchase Agreement").

On February 27, 2018, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033 (the "2018 Note Purchase Agreement", and together with the 2010 Note Purchase Agreement, the 2012 Note Purchase Agreement, the 2015 Note Purchase Agreement, the 2016 Note Purchase Agreement and the 2017 Note Purchase Agreement, the "Note Purchase

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Agreements"). The notes under the 2018 Note Purchase Agreement (the "2018 Notes") are expected to be issued on or about April 5, 2018 and the proceeds are to be used for working capital and general corporate purposes. The issuances of the 2018 Notes are conditional upon, among other things, the Company's compliance with the covenants contained in the 2018 Note Purchase Agreement and no default or event of default occurring thereunder.

Payment and performance of the Company's obligations under the Note Purchase Agreements, other than the 2018 Note Purchase Agreement, the notes issued pursuant thereto and the obligations of the Guarantors under the related guarantees are guaranteed by the Guarantors. Upon issuance of the 2018 Notes, the Company's obligations under the 2018 Note Purchase Agreement, the 2018 Notes and the obligations of the Guarantors under the related guarantees will be guaranteed by the Guarantors.

The Note Purchase Agreements contain restrictive covenants that limit, among other things, the ability of an Obligor to:

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm's length transaction;

  •
  amalgamate or otherwise transfer its assets;

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining;

  •
  engage in any dealings or transactions with any person or entity identified under certain anti-terrorism regulations;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  incur subsidiary indebtedness where the Obligor is a subsidiary of the Company; and

  •
  make sales or other dispositions of material assets.

The Company is also required to maintain the same total net debt to EBITDA ratio under the Note Purchase Agreements as under the Credit Facility and, except with respect to the 2018 Note Purchase Agreement, to maintain a minimum tangible net worth. Events of default under the Note Purchase Agreements include, among other things:

  •
  the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by any Obligor of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;

  •
  the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

The Note Purchase Agreements provide that, upon the occurrence of certain events of default, the notes automatically become due and payable without any further action. In the case of the 2018 Note Purchase Agreement, until the 2018 Notes are issued, the occurrence of a default or event of default under the 2018 Note Purchase Agreement would result in a condition to the issuance of the 2018 Notes to fail to be satisfied.

In addition, the Note Purchase Agreements contain a "Most Favored Lender" clause which acts to incorporate into the Note Purchase Agreements any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreements. The 2018 Note Purchase Agreement's "Most Favored Lender" clause also provides that if the terms of the Credit Facility or any debt securities issued by the Company in the future contain a tangible net worth covenant, the covenant will be deemed incorporated by reference into the 2018 Note Purchase Agreement.

INTERESTS OF EXPERTS

Ernst & Young LLP, the auditors of the Company, has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC's rules on auditor independence.

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ANNUAL INFORMATION FORM

None of Alain Thibault, Eng., Alexandre Proulx, Eng., Camil Prince, Eng., Carl Pednault, Eng., Carol Plummer, Eng., Christian Provencher, P.Eng., Christian Roy, Eng., Daniel Doucet, Eng., Dany Laflamme, Eng., David Paquin Bilodeau, P.Geo., Denis Caron, Eng., Dominique Girard, Eng., Donald Gervais, P.Geo., Dyane Duquette, P.Geo., Francis Brunet, P.Eng., François Petrucci, Eng., François Robichaud, Eng., Guy Gosselin, Eng., Jean François Lagueux, Eng., Julie Larouche, P.Geo., Karl Leetmaa, P. Eng., Larry Connell, P.Eng., Louise Grondin, P.Eng., Michel Julien, P.Eng., Paul Cousin, P.Eng., Pierre Matte, Eng., Pierre McMullen, P. Eng., Richard Genest, P.Geo., Eng., Robert Badiu, P.Geo., Sylvain Boily, Eng., Sylvie Lampron, P.Eng. or Tim Haldane, P.Eng. (each, a "Qualified Person"), each of whom has prepared or certified a report under NI 43-101 or approved scientific and technical information referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations during or relating to the Company's most recently completed financial year, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, each of the Qualified Persons beneficially owns, directly or indirectly, less than one percent of any outstanding securities of the Company or any associate or affiliate of the Company. Each of the Qualified Persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, an officer or employee of the Company and/or one or more of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the System for Electronic Document Analysis and Retrieval at www.sedar.com, on the SEC's website at www.sec.gov and on the Company's website at www.agnicoeagle.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular dated March 12, 2018 relating to the annual and special meeting of shareholders of the Company scheduled for April 27, 2018. Additional financial information is provided in the Annual Financial Statements and Annual MD&A.

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SCHEDULE "A"
AUDIT COMMITTEE CHARTER OF THE COMPANY

This Charter shall govern the activities of the audit committee (the "Audit Committee") of the board of directors (the "Board of Directors") of Agnico Eagle Mines Limited (the "Corporation").

I.    PURPOSE OF THE AUDIT COMMITTEE

The Audit Committee shall: (a) assist the Board of Directors in its oversight responsibilities with respect to: (i) the integrity of the Corporation's and it's subsidiaries' financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the external auditor's qualifications and independence, and (iv) the performance of the Corporation's internal and external audit functions; and (b) prepare any report of the Audit Committee required to be included in the Corporation's annual report, proxy material or other filings. The head of the Corporation's internal audit function and the external auditors shall have direct and ready access to the chair of the Audit Committee (the "Chair").

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

II.   COMPOSITION

The Audit Committee shall be comprised of a minimum of three directors. No member of the Audit Committee shall be an officer or employee of the Corporation or any of its affiliates for the purposes of the applicable corporate statute. Each member of the Audit Committee shall be an unrelated and independent director as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities.

Each member of the Audit Committee shall be financially literate. Unless the Audit Committee shall otherwise determine, a member of the Audit Committee shall be considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

At least one member of the Audit Committee shall be a financial expert as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities.

The members of the Audit Committee shall be appointed by the Board of Directors annually at the first meeting of the Board of Directors after a meeting of the shareholders at which directors are elected and shall serve until: the next annual meeting of the shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board of Directors. The Board of Directors shall designate one member of the Audit Committee as the Chair or, if it fails to do so, the members of the Audit Committee shall appoint the Chair from among its members.

No member of the Audit Committee may earn fees from the Corporation or any of its subsidiaries other than directors fees (which fees may include cash, shares, restricted share units and/or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

III.  MEETINGS

The Audit Committee shall meet at least quarterly or more frequently as required.

As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board of Directors approve the annual audited financial statements or at which the Audit Committee reviews the quarterly financial statements, the Audit Committee shall meet in a separate session with the external auditor and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Corporation's financial statements as described in Section IV.5 below and the Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Corporation's financial statements on a quarterly or other regular basis as the Audit Committee may deem appropriate.

The Audit Committee shall seek to act on the basis of consensus, but an affirmative vote of a majority of members of the Audit Committee participating in any meeting of the Audit Committee shall be sufficient for the adoption of any resolution.

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IV.  RESPONSIBILITIES AND DUTIES

The Audit Committee's primary responsibilities are to:

General

  1.
  review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board of Directors;

  2.
  report to the Board of Directors regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

  3.
  follow the process established for all committees of the Board of Directors for assessing the Audit Committee's performance;

Documents/Reports Review

  4.
  review the Corporation's financial statements and related management's discussion and analysis, Annual Information Form ("AIF") and related Form 40-F, Annual Report and any other significant annual reports of a financial nature or other significant financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board of Directors and publicly disclosed;

  5.
  review with the Corporation's management and the external auditors, the Corporation's quarterly financial statements and related management's discussion and analysis, before they are released;

  6.
  ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

  7.
  review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

  8.
  review with the Corporation's management any press release of the Corporation which contains significant financial information (including any "pro forma" or "adjusted" non-GAAP information);

  9.
  review and assess, on a quarterly basis, management's risk assessment and risk management strategies including hedging and derivative strategies;

External Auditors

  10.
  recommend external auditors nominations to the Board of Directors to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

  11.
  approve the fees and other compensation to be paid to the external auditors;

  12.
  pre-approve all significant non-audit engagements to be provided to the Corporation with the external auditors;

  13.
  require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Corporation and discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

  14.
  recommend to the Board of Directors any action required to ensure the independence of the external auditors;

  15.
  advise the external auditors of their ultimate accountability to the Board of Directors and the Audit Committee;

  16.
  oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attestation services for the Corporation;

  17.
  evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Corporation, (ii) considering whether the external auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the external auditors' independence, (iii) determine the rotation of the lead external audit partner and the external audit firm, and

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           ANNUAL INFORMATION FORM

    (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

  18.
  present the Audit Committee's conclusions with respect to its evaluation of external auditors to the Board of Directors and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board of Directors as it considers necessary;

  19.
  obtain and review a report from the external auditors at least annually regarding: the external auditors' internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Corporation;

  20.
  establish practices for the Corporation's hiring of employees or former employees of the external auditors;

Internal Auditor

  21.
  receive regular quarterly reports from the Corporation's internal auditor on the scope and material results of its internal audit activities, based on the Internal Audit Charter;

  22.
  review and discuss the Corporation's Code of Business Conduct and Ethics and the actions taken to monitor and enforce compliance with the Corporation's Code of Business Conduct and Ethics;

  23.
  establish procedures for:

  i)
  the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

  ii)
  the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters; and

  iii)
  compliance with applicable foreign corrupt practices legislation, guidelines and practices;

Fraud Prevention and Detection

  24.
  oversee and assess management's controls and processes to prevent and detect fraud;

  25.
  receive periodic reports from the internal auditor on findings of fraud as well as significant findings regarding the design and/or operation of internal controls and management responses;

Financial Reporting Process

  26.
  periodically discuss the integrity, completeness and accuracy of the Corporation's internal controls and the financial statements with the external auditors in the absence of the Corporation's management;

  27.
  in consultation with the external auditors, review the integrity of the Corporation's financial internal and external reporting processes;

  28.
  consider the external auditors' assessment of the appropriateness of the Corporation's auditing and accounting principles as applied in its financial reporting;

  29.
  review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Corporation's auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

  30.
  review and discuss with the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;

  31.
  review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report

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ANNUAL INFORMATION FORM

    financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

  32.
  establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

  33.
  discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

  34.
  resolve any disagreements between management and the external auditors regarding financial reporting;

  35.
  review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

  36.
  retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board of Directors for such purposes);

  37.
  discuss any management or internal control letters or proposals to be issued by the external auditors of the Corporation;

Disclosure Controls and Procedures

  38.
  obtain and review the statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee of the Board of Directors and, if appropriate, approve the disclosure controls and procedures set out in such statement and any changes made thereto;

  39.
  receive confirmation from the CEO and CFO that reports to be filed with Canadian securities regulatory authorities, the United States Securities and Exchange Commission and any other applicable regulatory agency:

  (a)
  have been prepared in accordance with the Corporation's disclosure controls and procedures; and

  (b)
  contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

  40.
  receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by the reports;

  41.
  discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Legal Compliance

  42.
  confirm that the Corporation's management has the proper review system in place to ensure that the Corporation's financial statements, reports, press releases and other financial information satisfy legal requirements;

  43.
  review legal compliance matters with the Corporation's legal counsel;

  44.
  review with the Corporation's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Corporation's financial statements;

  45.
  conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

  46.
  perform any other activities in accordance with this Charter, the Corporation's by-laws and governing law that the Audit Committee or the Board of Directors deems necessary or appropriate;

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           ANNUAL INFORMATION FORM

Related Party Transactions

  47.
  review the financial reporting of any transaction between the Corporation and any officer, director or other "related party" as defined within the Corporation's Accounting Policy (including any shareholder holding an interest greater than 5% in the Corporation) or any entity in which any such person has a financial interest;

Reporting and Powers

  48.
  report to the Board of Directors following each meeting of the Audit Committee and at such other times as the Board of Directors may consider appropriate; and

  49.
  exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

V.    LIMITATION OF RESPONSIBILITY

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with international financial reporting standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

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ANNUAL INFORMATION FORM

QuickLinks

  Exhibit 99.1
AGNICO EAGLE MINES LIMITED ANNUAL INFORMATION FORM
INTRODUCTORY NOTES
  Currency and Exchange Rates
  Forward-Looking Statements
  Presentation of Financial Information
Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources
  Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources
Note to Investors Concerning Certain Measures of Performance
SELECTED FINANCIAL DATA
GLOSSARY OF SELECTED MINING TERMS
CORPORATE STRUCTURE
DESCRIPTION OF THE BUSINESS
GENERAL DEVELOPMENT OF THE BUSINESS
  Three-Year History
  Pre-2015
OPERATIONS AND PRODUCTION
  Business Units and Foreign Operations
  Northern Business
  Southern Business
  Regional Exploration Activities
  Mineral Reserves and Mineral Resources
  Principal Products and Distribution
  Employees
  Competitive Conditions
  Sustainable Development
  Employee Health and Safety
  Community
  Environmental Protection
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
RATINGS
MARKET FOR SECURITIES
  Common Shares
DIRECTORS AND OFFICERS OF THE COMPANY
  Directors
  Committees
  Officers
  Shareholdings of Directors and Officers
  Cease Trade Orders, Bankruptcies, Penalties or Sanctions
  Conflicts of Interest
AUDIT COMMITTEE
  Composition of the Audit Committee
  Relevant Education and Experience
  Pre-Approval Policies and Procedures
  External Auditor Service Fees
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
  Credit Facility
  Letter of Credit Facilities
  Note Purchase Agreements
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
SCHEDULE "A" AUDIT COMMITTEE CHARTER OF THE COMPANY
  General
  Documents/Reports Review
  External Auditors
  Internal Auditor
  Fraud Prevention and Detection
  Financial Reporting Process
  Disclosure Controls and Procedures
  Legal Compliance
  Related Party Transactions
  Reporting and Powers